CERRO JUMIL PROJECT, MEXICO

Preliminary Economic Assessment

NI 43-101 Technical Report

Prepared for:
ESPERANZA SILVER CORPORATION

1580 Lincoln Street Suite 680

Denver, Colorado USA 80203
Tel: (303) 830 0988

Prepared by:

VECTOR ENGINEERING, INC.
1120 Washington. Avenue, suite 250
Golden, Colorado 80401 USA
+1- 303- 279- 7533

Project 09-30-0400-00 September, 01, 2009

Cerro Jurnil Preliminary Economic Assessment

September 01, 2009

Esperanza Silver Corporation

09-30-0400-00

TABLE OF CONTENTS

1.0 Summary

10

2.0 Introduction and Terms of Reference

22

3.0 Reliance on Other Experts

26

4.0 Property Description and Location

27

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

31

6.0 History

32

7.0 Geological Setting

35

7.1

Regional Geology

35

7.2 Local and Property Geology

36

8.0 Deposit Types

41

9.0 Mineralization

42

10.0 Exploration

45

10.1 Exploration Prior to 2003

 45

10.2 ESM Exploration Since 2003 Acquisition

 46

10.2.1 Geological Mapping and Outcrop Sampling

 46

10.2.2 Soil Geochemical Survey

50

10.2.3 Ground Magnetic Survey

53

11.0 Drilling

56

11.1 Teck Drilling, 1998

 59

11.2 ESM Drilling as of May 2008

60

11.2.1 ESM Phase 1 Drilling

 62

11.2.2 ESM Phase 2 Drilling

 62

11.2.3 ESM Phase 3 Drilling

 62

12.0 Sampling Method and Approach

63

12.1 Sampling Prior to ESM 2003 Acquisition

 63

12.1.1 RCS Sampling Method and Approach

64

12.1.2 Teck Sampling Method and Approach

64

12.2 ESM Sampling Method and Approach

 65

12.2.1 ESM Soil Sampling Method and Approach

66

12.2.2 ESM Selective Outcrop or Float Sampling Method and Approach

66

12.2.3 ESM Channel Sampling Method and Approach

 67

12.2.4 ESM Core Sampling Method and Approach

67

12.2.5 ESM RC Sampling Method and Approach

69

12.2.6 RC and Core Twin Hole Comparison

 70

12.2.7 RC Fines Overflow Analysis

 72

12.3 Sample Database

75

13.0 Sample Preparation, Analyses and Security

76

13.1 Pre-ESM, Prior to 2003 Acquisition

 76

13.2 ESM Sample Preparation, Analyses and Security

 76

13.2.1 Sample Preparation, Assaying and Analytical Procedures

77

13.2.2 Laboratory Certification

 78

13.2.3 ESM Quality Control Measures

79

13.2.4 Standard Reference Materials

 80

13.2.5 Blank Samples

88

13.2.6 Original Pulp and Duplicate Sample Analysis

 89

13.2.7 Size Fraction Analysis

96

13.2.8 Opinion on Sampling, Preparation, Security and Analytical Methods

99

14.0 Data Verification

99

14.1 Independent QP Data Verification

 99

14,1.1 Independent Duplicate Core and RC Samples

99

14.1.2 Independent Drill Assay Database Audit

 103

14.2 ESM Internal Data Verification

 103

15.0 Adjacent Properties

104

16.0 Metallurgical Testing

104

16.1 SGS Metallurgical Testing

 104

16.2 CAMP Metallurgical Testing

 108

17.0 Mineral Resource Estimate

112

17.1 Drill Hole Database

 112

17.2 Geologic Model

 115

17.2.1 Definition of Gold and Silver Mineralized Envelopes

 115

17.2.2 Interpretation of Geologic Model

121

17.3 Assay Cap Grades and Composites

 127

17.3.1 Gold and Silver Cap Grades

127

17.3.2 Compositing and Rock Code Assignments

128

17.3.3 Composite Summary Statistics

 129

17.4 Variography

130

17.4.1 General Methodology

 130

17.4.2 Southeast Zone Variography

 131

17.4.3 Las Calabazas and West Zone Variography

 133

17.5 Block Model Definition

 135

17.5.1 Block Model Definition, Geologic Model, and Density Assignments

 135

17.5.2 Density Assignments

136

17.6 Grade Estimation and Resource Classification

 137

17.6.1 Search Strategy

 137

17.6.2 Grade Estimation

 138

17.6.3 Gold Equivalent Calculation

 139

17.6.4 Resource Classification

 140

17.7 Resource Reporting

 142

18.0 Other Relevant data and information

144

18.1 Mine Operations

 144

18.2 Process Design

 152

18.3 Heap Leach Design

 159

18.4 Environmental Considerations

 161

18.5 Capital Cost Estimates

 162

18.5.1 Mining

 163

18.5.2 Processing

 165

18.5.3 Heap Construction

 168

18.5.4 Owner Costs

 168

18.5.5 Closing Costs

 170

18.6 Operating Cost Estimates

 171

18.6.1 Mining

 171

18.6.2 Processing

 172

18.6.3 Refining and Transportation

 173

18.6.4 G&A

 174

18.7 Economic Analysis and Sensitivities

 176

19.0 Interpretation and Conclusions

180

20.0 Recommendations and budgets

181

20.1 Exploration Recommendations

 182

20.2 Metallurgical and Process Testing

 183

20.3 Mine Design and Pit Stability Geotechnical Studies

 187

20.4 Heap Leach and Foundation Geotechnical Testing

 189

20.5 Permitting and Land Acquisition

 191

21.0 References

192

22.0 Certificates of Qualified Persons

194

22.1 Richard J. Kehmeier

195

22.2 Dean D. Turner

 196

22.3 William D. Bond

 197

LIST OF TABLES

Table 1.0.1 Cerro Jumil Resources Reported at a 0.30 g/t Gold Equivalent Cutoff

12

Table 1.0.2 Summaries of the estimated Capital costs

18

Table 1.0.3 Estimated Operating Costs

19

Table 1.0.4 Summary of Pretax Cash Flow Models

19

Table 1.0.5 Estimated Budgets for the Recommended Work

21

Table 4.0.1 Cerro Jumil Mining Concessions

29

Table 10.2.1.1 Quartz Vein and Related Samples in Intrusive

49

Table 10.2.2.1 Range in Soil Geochemistry for Silver and Gold

51

Table 11.0.1 Summary of Drilling as of May 2008

57

Table 11.1.1 TECK Drill Hole Intervals of Interest

60

Table 11.2.1 ESM Drill Hole Summary by Zone

61

Table 12.2.6.1 Twin Hole Select Interval Comparison for Au Values

72

Table 13.2.3.1 Summary of QC Samples Checked by Primary and Secondary Labs

80

Table 13.2.4.1 Standards used for the Cerro Jumil Project

80

Table 13.2.4.2 NP2 Standard Secondary Lab Checks

82

Table 13.2.6.1 Pulp and Duplicate Summary

90

Table 14.1.1.1 Original ESM Drill Sample and Independent Duplicate Gold-Silver Results.

102

Table 16.1.1 2005 Bottle Roll Tests — West Zone

106

Table 16.1.2 2006 Bottle Roll Rests — Southeast Zone

107

Table 16.1.3 SGS Column Leach Test Results, Southeast Zone Bulk Sample

108

Table 16.2.1. Design Expert Matrix and Measured Responses for Au and Ag.

109

Table 16.2.2. Wilfley Table Testing Finer Size Distribution

110

Table 16.2.3. Wilfley Table Testing Finer Size Distribution Results

110

Table 16.2.4 Wilfley Table Testing Coarser Size Distribution

111

Table 16.2.5. Wilfley Table Testing Coarser Size Distribution Results,

111

Table 17.3.3.1 Gold Descriptive Statistics by Zone

129

Table 17.3.3.2 Silver Descriptive Statistics by Zone

130

Table 17.4.2.1 SEZ Gold Directional Variogram Parameters

133

Table 17.4.3.1 LCZ-WZ Gold Directional Variogram Parameters

135

Table 17.6.4.1 Generalized Resource Classification Criteria

141

Table 17.7.1 Cerro Jumil Resources Reported at 0.3 g/t Gold Equivalent Cutoff

143

Table 18.1.1 Scenario Results for $800 Whittle Pits

145

Table 18.1.2 Resources Inside Pit Designs — Contract-Mining Scenario

148

Table 18.1.3 Resources Inside Pit Designs — Owner-Mining Scenario

148

Table 18.2.1: Summary of Bottle Roll Test-work Reported

156

Table 18.5.1 Summary of Cerro Jumil Capital Cost Estimates

162

Table 18.5.1.1 Mining Capital Costs in $USX1000 for Mine Option 1

163

Table 18.5.1.2 Mining Capital Costs in $USX1000 for Mine Option 2

164

Table 18.5.2.1 Capital Process Costs (US$) — Crushing Option

165

Table 18.5.2.2 Capital Process Costs (US$) — ROM Option

167

Table 18.5.3.1 Capital Cost (US$) for Heap Leach Pad Construction by Phase

168

Table 18.5.4.1 Owner Capital Costs (US$)

170

Table 18.6.1.1 company Owned Mining Fleet Operating Costs (US$)

171

Table 18.6.1.2 Contract Mining Operating Costs (US$)

172

Table 18.6.2.1 Process Operating Costs

173

Table 18.6.4.1 Staff Estimate and G&A Calculation

175

Table 18.7.1 Summary of Pretax Cash Flow Models for Cerro Jumil

176

Table 20.0.1 Estimated Budgets for the Recommended Work

182

Table 20.1.1 Recommended Cerro Jumil Exploration Budget (US $)

182

Table 20.2.1 Recommended Metallurgical Testing Budget

187

Table 20.3.1 Estimated Budget for Geotechnical Testing for Leach Pad and Foundations

190

LIST OF FIGURES AND PLATES

Figure 4.0.1 Cerro Jumil Location Map

27

Figure 4.0.2 Cerro Jumil Mining Concessions

28

Plate 4.0.1 Local Crops at Cerro Jumil

30

Plate 4.0.2 Grazing Cattle at Cerro Jumil

30

Plate 6.0.1 Old Shafts and Trenches

33

Plate 6.0.2 Adit on Narrow Structures

33

Plate 7.2.1 Skarn with Ferruginous Jasperoid

37

Plate 7.2.2 Skarn with Jasperoid and Clay

37

Plate 7.2.3 Limestone and Marble Outcrop

38

Plate 7.2.4 Post Mineral Breccia

38

Figure 7.2.1 Cerro Jumil Geology Map

39

Figure 9.0.1 Cross Section A-A' Showing Geology and Mineralization

44

Plate 10.2.1.1 Sampled Trenches and Outcrops at Cerro Jumil

47

Figure 10.2.1.1 Rock Sample Gold Geochemistry and Location Map.

48

Figure 10.2.2.1 Gold in Soil Geochemical Survey

52

Figure 10.2.2. Silver in Soil Geochemical Survey

53

Figure 10.2.3.1 Ground Magnetic Survey Map Showing Total Field Intensity

55

Plate 11.0.1 Layne Drilling RC Drill

56

Plate 11.0.2 Intercore Diamond Core Drill

56

Figure 11.0.1 Drill Hole Location Map

58

Plate 12.2.4.1. Core Photo of DHE-08-62 Drilled in Las Calabazas Area

68

Figure 12.2.6.1 Twin Hole Comparison between Core and RC Drill methods

71

Figure 12.2.7.1 Gold and Silver Comparison for Original Vs. Fines Overflow Samples

74

Figure 13.2.4.1 Gold and Silver Results for Hazen Research NP2 and NBG Standards

82

Figure 13.2.4.2 Rocklabs Standard OxC44

84

Figure 13.2.4.3 Rocklabs Standard OxD43

84

Figure 13.2.4.4 Rocklabs Standard OxG38

85

Figure 13.2.4.5 Rocklabs Standard OxH52

86

Figure 13.2.4.6 Rocklabs Standard OxL25

87

Figure 13.2.5.1 Gold and Silver Results in QC Blank Samples

89

Figure 13.2.6.1 AVRD Charts for Gold and Silver Field Duplicates, Phase 3 Drill Program

91

Figure 13.2.6.2 AVRD Charts for Gold and Silver Field Duplicates, Phase 1&2 Drill Program

92

Figure 13.2.6.3 AVRD Chart for Field Duplicates between ALS Chemex and SGS Mexico

93

Figure 13.2.6.4 AVRD Chart for Secondary Lab Pulp Checks

95

Figure 13.2.7.1 ALS Size Fraction Analysis for Gold distribution in Core Samples

97

Figure 13.2.8.1 SGS Size Fraction Analysis for Gold distribution in RC samples

98

Plate 14.1.1.1 Core Duplicate Sampling

100

Plate 14.1.1.2 Diamond Sawing 'A Core

100

Plate 14.1.1.3 ESM Rodeo Storage Facility

100

Plate 14.1.1.4 RC Duplicate Sampling

100

Figure 14.1.1.1 Original Sample Scatter Plot

103

Figure 14.1.1.2 Duplicate Sample Scatter Plot

103

Figure 17.1.1 Drill Hole Plan Map with Cross Section Lines

114

Figure 17.2.1.1 SEZ-LCZ Drill Hole Gold Logi° Histogram and Probability Plot

117

Figure 17.2.1.2 WZ Drill Hole Gold Logi° Histogram and ProbabilitPlot

118

Figure 17.2.1.3 WZ Drill Hole Silver Logi° Histogram and ProbabilityPlot

119

Figure 17.2.1.4 Bismuth Histogram

120

Figure 17.2.1.5 Copper Histogram

120

Figure 17.2.1.6 Au vs Bi Scatter Plot

121

Figure 17.2.1.5 Copper Histogram

121

Figure 17.2.2.1 Plan Map with Interpreted Gold Mineralization Solid Models

123

Figures 17.2.2.2 Perspective Views of Gold Mineralization Solid Models .

124

Figure 17.2.2.3 Section A-A' Geologic Model and Drill Hole Gold

125

Figure 17.2.2.4 Section B-B' Geologic Model and Drill Hole Gold

126

Figure 17.2.2.5 Section C-C' Geologic Model and Drill Hole Silver

127

Figure 17.4.2.1 SEZ Down-hole and Directional Gold Variograms.

132

Figure 17.4.3.1 Combined LCZ and WZ Gold Variograms

134

Figure 17.6.2.1 Section A-A' Block Model and Drill Hole Gold

139

Figure 17.6.3.1 Section A-A' Block Model Gold Equivalent and Drill Hole Gold

140

Figure 17.6.4.1 Section A-A' Block Model Resource Classification

142

Figure 18.1.1 Configurations of the Whittle Pit Shells

146

Figure 18.1.2 Typical Cross Sections of the Whittle Pits and Block Model Grades

147

Figure 18.1.3 Contract Mining Ultimate Pit Design

149

Figure 18.1.4 Owner — Mining Ultimate Pit Design

150

Figure 18.2.1 Schematic of the General Arrangement of the ADR Building

158

Figure 18.3.1 Ultimate Heap Leach Facility Plan

160

Figure 18.6.4.1 Typical Organization Chart of a Heap Leach Gold Operation

176

Figure 18.7.1 Variation in NPV with Changes in Recovery

178

Figure 18.7.2 Variation in NPV with Changes in Capital Costs

178

Figure 18.7.3 Variation in NPV with Changes in Operating Costs

179

Figure 18.7.4 Variation in NPV with Changes in Gold Price

179

APPENDICES

APPENDIX A. Significant Drill Hole Intervals

APPENDIX B. Refining Cost Calculations

APPENDIX C. Cash Flow Models

APPENDIX D. Final Feasibility Study Typical Table of Contents

1.0 SUMMARY

This report is a preliminary economic assessment of Esperanza's Cerro Jumil Au-Ag project in south-central Mexico. This report as presented is an update of the 43-101 Technical Report by Bond and Turner dated September 30, 2008. Work completed on the property since the date of the Bond and Turner report consists of additional metallurgical testing of existing core and RC cuttings and preliminary mine planning. Tom Dyer of Mine Development Associates (MDA) of Reno, Nevada, utilizing the resource base reported by Bond and Turner in August 2009 completed preliminary mine design. The mine design included pit design, production schedules, and CAPEX and OPEX costs estimates. The report is titled Cerro Jumil Preliminary Economic Assessment Mining Study Morelos  State, Mexico

Lyntek, Inc of Denver, Colorado has reviewed all the metallurgical testing and has developed a preliminary process design and costs utilizing heap leach technology. In August, 2009, Lyntek completed the report on the processing titled Cerro Jumil Preliminary Economic Assessment.

Charles Khoury, P.E. and Allan Breitenbach P.E. of Vector Engineering, Inc of Golden Colorado have completed conceptual engineering design and construction cost estimates for the heap leach pads and ponds. Their technical memorandum titled Conceptual Design of Gold Heap Leach Facility Cerro Jumil Gold/Silver Project, Morelos State, Mexico was completed in July, 2009.

As a part of this report the author has completed an estimate of environmental and closure costs, and developed an economic model to assess the economic viability of the project at a Preliminary Economic Assessment level.

The author is responsible for the overall content of this report. In addition to the revision of the following sections, the September 2008 report has been reformatted and corrections and additions made to reflect changes in status from September 30, 2008 to the present.

The following sections have been revised from the September 30, 2008 report:

Section 1.0 — Summary

Section 2.0 — Introduction and Terms of Reference Section 3.0 — Reliance on Other Experts

Section 16.0 — Metallurgical Testing

Section 18.0 — Other Relevant Data and Information Section 19,0 — Summary and Conclusions

Section 20.0 — Recommendations and Budgets

Esperanza Silver Corporation has requested that Vector Engineering undertake a comprehensive review of the work completed on Cerro Alma to date and utilize the findings of that review to complete a preliminary economic analysis of the viability of the project with the objectives of:

1. Establishing a preliminary pit design, mining schedule, and mining CAPEX and OPEX costs utilizing the resources defined in the September, 2008 Technical Report for the following two options:

a.

Company owned mining fleet;

b.

Contract owned mining fleet.

2.

Establishing a conceptual process design including CAPEX and OPEX costs for the following two options;

a.

Heap leaching ROM;

b.

Heap leaching with two stage crushing.

3.

Develop a conceptual engineering design and cost estimates for heap leach pad construction, infrastructure construction, G&A, owner costs and closing costs;

4.

Develop a series of economic models to determine the feasibility of the project and identify which mining and process options provide the best project economics;

5.

Make recommendations for future work and present budgets required to advance the property toward final feasibility.

William D. Bond is the Vice President for Esperanza and is the Qualified Person under the requirements of National Instrument 43-101 (NI 43-101) responsible for all work completed on the Cerro Jumil property since its acquisition by Esperanza Silver de Mexico, S.A. de C.V. (ESM), a wholly owned Esperanza Silver Corporation subsidiary, on October 25, 2003. Dean D. Turner is an independent Qualified Person under the requirements of National Instrument 43-101 (NI 43-101) and is responsible for the Cerro Jumil mineral resource estimate. Mr. Bond and Mr. Turner as a result of their authorship of the September 30, 2008 report provided the information in Sections 4.0 through 15.0 and Sections 17.0 and 20.1 of this report.

Richard Kehmeier of Vector Engineering is an independent Qualified Person under the requirements of National Instrument 43-101 (NI 43-101) and is responsible for the overall content of this report and specifically is responsible for the estimation of the costs not directly associated with the process and mining costs and the financial analysis.

At a 0,3 git gold equivalent cutoff, Mr. Turner's independent gold-silver resource estimate reports 642,000 gold equivalent ounces in the measured and indicated categories, and 442,000 gold equivalent ounces in the inferred category (Table 1.0.1). The Cerro Jumil resource is currently delineated in three zones, named the Southeast, Las Calabazas and West Zones. Gold is hosted in all three zones, while silver is concentrated in the West and Las Calabazas Zones.

TABLE 1.0.1 CERRO JUMIL RESOURCES REPORTED AT A 0.30 G/T GOLD EQUIVALENT CUTOFF

		Tonnes	Au	Ag	Au Equiv	Au oz	Ag oz	Au Equiv
Category	Zone	(000)	g/t	g/t	g/t	(000)	(000)	Oz (000)
Measured	SEZ	7,852	0.90	-	0,90	228	-	228
	LCZ & WZ	150	0.80	0.70	0.80	4	4	4
	Subtotal	8.003	0.90	0.01	0.90	232	4	232
Indicated	SEZ	12.434	0.82	-	0.82	379	-	379
	LCZ & WZ	2,791	0.85	5.3	0.91	76	476	81

	Subtotal	15,225	0.83	1.0	0.84	405	476	410
NI & I	Total	23,227	0.85	0.6	0.86	636	479	642
Inferred	SEZ	3,885	0.86	-	0.86	107	-	107
	LCZ & WZ	11,925	0.71	15.83	0.88	271	6,068	334
	Total	15,810	0.74	11.94	0.87	378	6.068	442

The property, centered at 18°46' N, 99°16' W is located 80 kilometers south of Mexico City and 12 kilometers from Cuernavaca in the State of Morelos. The property is 3 kilometers from a paved road and is easily accessible year round.

The property consists of the La Esperanza (437 hectares), Esperanza II (1,270 hectares), Esperanza III (1,359 hectares), Esperanza IV (1,338 hectares), and Esperanza V (278 hectares) mining concessions. Subject to the payment of taxes and work requirements, the concessions are valid until the anniversary dates in 2052, 2053, 2056, 2058, and 2059 respectively and can be renewed for an additional 50 year period if necessary. Esperanza Silver de Mexico S.A. de A.V. (ESM) signed an agreement with the owner, Recursos Cruz del Sur S.A. de C.V. (RCS) on October 25, 2003 whereby it can acquire a 100% ownership interest, subject to a 3% Net Smelter Return Royalty (NSR), by making payments totaling US $2,000,000, and issuing 170,000 shares over 5 years in addition to completing US $100,000 in expenditures in each of the initial 2 years. On October 2, 2006, ESM announced that it reached agreement with RCS to amend its existing agreement allowing for the early exercise of its option to complete the purchase of the Cerro Jumil property. Per the amended agreement, Esperanza paid CDN$417,375 in cash and issued 500,000 shares of the corporation to RCS. RCS will maintain a 3% net smelter return royalty on production from the property.

RCS investigated the region in 1993 and subsequently filed for and received an exploration concession covering the Cerro Jumil area in 1994. Rock chip sampling and geological mapping were carried out by RCS in 1994 and in late 1995 the property was optioned to Minera Teck S.A. de C.V (Teck). Teck continued with surface mapping, sampling, and completed airborne magnetic and radiometric surveys and a limited induced polarization and resistivity (IP) survey in 1996 and 1997 respectively. In 1998 Teck completed four diamond drill holes totaling 822 meters. Teck returned the property to RCS in late 1998.

In 2002, Geo Associados S.A. de C.V., a geophysical survey contractor, completed 20 kilometers of gradient time domain induced polarization and resistivity (GTDIPR) surveys for RCS in order to expand on the IP survey completed by Teck in 1996.

During 2004 through April 2006 ESM completed additional geological mapping and sampling programs identifying two primary gold skarn targets named the West and Southeast Zones. Concurrently, ESM completed 4,864 meters of core drilling including 1,369 and 3,495 meters in the West and Southeast Zones, respectively. Subsequent drilling programs during 2007 and 2008 included an additional 7,086 meters of core and 19,470 meters of reverse circulation drilling. Total core and reverse circulation drilling to date is 31,420 meters. All geological exploration on behalf of ESM has been completed by Resource GeoSciences de Mexico S.A. de C.V. (RGM), a geological services organization, under the supervision of Bond. Work required for environmental reports and exploration permits have been contracted through Consultores Ambientales Asociados (CAA), an environmental and remediation consulting company.

Total expenditures are reported to be US$272,500 expended by Teck, US$94,000 expended by RCS and US$9,084,700 by ESM (as of June, 2009).

The Cerro Jumil project is located within the Sierra Madre del Sur metallogenic province which is a NW-SE-trending orogenic belt 800 kilometers long. The property is located in an erosional window through Upper Tertiary and Quaternary rocks exposing the Morelos Platform rocks, a sequence of shallow marine sedimentary rocks deposited unconformably over the basement rocks consisting of high grade metamorphic phyllites and schists (Phanerozoic or early Jurassic]. These shallow marine sedimentary rocks are unconformably overlain by the Upper Tertiary to Quaternary Cuernavaca formation consisting of continental volcanic, volcaniclastic, and sedimentary rocks.

The oldest rocks exposed on the property are the Lower Cretaceous Xochicalo formation consisting of grey limestone, a unit in the Morelos Platform rocks. The surface exposure of a 500 by 900 meter multi-phase intrusive, dominated by porphyritic leucocratic granite, has intruded the limestone. Near the intrusive contact the limestone has been recrystallized into marble and varied mineral assemblages that may include tremolite, wollastonite, diopside, garnet, and other skarn minerals. Weak to intense silicification (jasperoids), retrograde alteration, and iron oxide replacement occurs locally within the skarn zone. Sporadic jasperoid outcrops are exposed along the intrusive contact defining the northeasterly trend of the skarn zone.

Gold mineralization is spatially related to the skarn zone where retrograde alteration resulted in the development of epidote, actinolite-tremolite, chlorite, calcite, clays, iron oxide replacement, and jasperoids at the expense of the primary skarn minerals and sulphides. Gold mineralization is best developed in the exoskarn where one or more mineralized zones tend to be sub parallel to the intrusive contact. Strong fracturing, faulting, and brecciation are associated with the zones of retrograde alteration and gold mineralization.

ESM has taken over 350 samples from pre-existing trenches, old dumps, and outcrop exposures in the area within and surrounding the intrusive at Cerro Jumil. Mapping has partially delineated two gold skarn zones referred to as the West and Southeast Zones that parallel the intrusive contact along its northwest and southeast contacts. The Las Calabazas Zone, which may be an extension of the West Zone towards the southwest although separated by a NW-SE trending structural break, has been partially defined by core drilling. Skarn outcrop exposures are difficult to follow due to overburden, vegetation, and locally well-developed caliche that cover much of the area. However, surface sampling and mapping have adequately defined the trend and location of the two mineralized zones allowing for an effectively designed and implemented drill program that has partially delineated the subsurface extent of gold mineralization. ESM has completed 31,420 meters of drilling in the West, Las Calabazas and Southeast Zones and as a result, has been able to trace these zones for 350, 550 and 650 meters of strike length, respectively. All three zones have variable drill-defined thicknesses of gold mineralization ranging from 3 meters to over 100 meters true thickness. In the mineralized zones, gold grades typically range between 0.1 and 5 gft although local variability can be significant as noted in DHE-06-28 where sample numbers 673501 and 672525 returned gold values of 127.0 and 53.1 g/t, respectively, over 1-meter intervals.

Initial metallurgical testing by SGS laboratories, including bottle roll and column leach tests, returned satisfactory results indicating that gold could be recovered using standard heap leach techniques. Bottle rolls were completed on samples from both the West and Southeast Zones with gold extraction rates varying from 88 to 96%. One column leach test was done on a composite from the Southeast Zone and results for 1" minus material indicate 72% and 67% extraction rates for gold and silver respectively over a 61 day leach period.

The Center for Advanced Mineral and Metallurgical Processing (CAMP) completed additional testing on Cerro Jumil core samples. Tests completed by CAMP included Automated Mineral Liberation Analysis (MLA), XRD, ICP elemental scans, fire assay, sulfur and carbon speciation, specific gold and silver deportment and comprehensive analysis of the representative Cerro Jumil resource sample. A Bond Work Index and the Relative Abrasion Index of the sample was also determined. Bulk density measurement of WZ and LCZ core samples supplied from the Cerro Jumil project was also undertaken. Comprehensive bottle roll testing of the sample with variables such as time, pH, pulp density, grind size, reagent concentration and guided by Stat Ease Design of Experimentation software was used to optimize the potential and parameters for heap leaching. Gravity concentration of the sample with Wilfley table concentration was performed. Results of the testing demonstrated that there were no unusual situations in the mineralogical make-up of the ore that might preclude using heap leach as the processing option.

ESM has implemented stringent quality control measures that have confirmed that sampling, sample preparation, sample security and analytical methods have met industry standards.

Esperanza Silver has requested that four cases be reviewed for CAPEX and OPEX costs and an economic model be constructed for each case. The cases are:

1.

Base Case — Company owned mining fleet with crushed ore delivered to the leach pad;

2.

Option 1 — Company owned mining fleet with run-of-mine delivered to the leach pad;

3.

Option 2 — Contractor mining fleet with crushed ore delivered to the leach pad;

4.

Option 3 - Contractor mining fleet with run-of-mine delivered to the leach pad.

The production assumption is a nominal 8000 Tpd or 2,800,000 Tpy using conventional drill, blast, load, haul mining techniques.

The basic process recommended for this project is heap leaching with dilute cyanide solutions to dissolve the precious metals followed by activated carbon adsorption in columns for primary recovery of the gold and silver from the leaching solutions.

The heap leach pad will be constructed in two phases designed ultimately to hold 20 million tons of heap leach ore.

Two major permits are required to conduct mining operations in Mexico. Companies contemplating activities that may significantly affect the environment are required to submit to the DirecciOn General de Impact° Ambiental (DGRIA) an Environmental Impact Manifest (MIA). In order to conduct activities such as mining on lands designated as forest lands, it is necessary to apply for a permit to change the use status of the land and pay compensation to the Mexican Forestry Fund.

Capital costs have been estimated for the base case and the three options. Table 1.0.2 shows the various estimates of capital costs.

TABLE 1.0.2 SUMMARIES OF THE ESTIMATED CAPITAL COSTS

CATEGORY	Base Case US$	Option 1 US$	Option 2 US$	Option 3 US$
PREPRODUCTION CAPITAL
Mine Development (Prestrip)	$9,247,975	$9,247,975	$14,680,546	$14,680,546
Mining Equipment/Infrastructure	$22,456,521	$22,456,521	$6,809,847	$6,809,847
Plant/Infrastructure	$19,133,626	$8,956,467	$19,133,626	$8,956,467
Leach Pad	$5,524,600	$5,524,600	$5,524,600	$5,524,600
Owner Costs	$1,633,000	$1,633,000	$1,633,000	$1,633,000
Contingency (10% of total Capital)	$7,469,530	$5,482.257	$6,474,130	$5,622.690
Subtotal	$65,465,252	$53,300,820	$54,255,749	$43,227,150
SUSTAINING CAPITAL
Mining Equipment/Infrastructure	$1,828,110	$1,828,110	$1,778,602	$1,778,602
Leach Pad	$2,975,900	$2,975,900	$2,975,900	$2,975,900
Owner Costs	$200,000	$200,000	$200,000	$200,000
Working Capital (6 mo)	$9,695,566	$8,819,368	$10,030,182	$9,292,938
Closure Cost	$2,000,000	$2,000,000	$2,000,000	$2,000,000
Subtotal	$16,699,576	$15,823,378	$16,984,684	$16,247,440
TOTAL CAPITAL	$82,164,828	$69,124,198	$71,240,433	$59,474,590

Operating costs have been estimated for the base case and the three options. Table 1.0.3 shows a summary of the operating costs for each scenario.

TABLE 1.0.3 ESTIMATED OPERATING COSTS

	Base Case US$TT ore	Option 1 US$iT ore	Option 2 US$TT ore	Option 3 US$/T ore
CATEGORY
Mining Cost per Tonne (Ore and Waste)	$1.18	$1.18	$1.75	$1.75
Processing Costs /Tonne ore	$3.08	$2.55	$3.08	$2.55
Refining and Transportation Costs / Tonne ore	$0.40	$0.29	$0.28	$0.28
G&A Costs /Tonne ore	$0.82	$0.82	$0.84	$0.84
Royalty 3% NSR /Tonne ore	$0.45	$0.32	$0.47	$0.33
Operating Cost/ Tonne ore	$5.93	$5.16	$6.42	$5.75

The results of the economic analysis for each case are summarized in Table 1.0.4. These results are after tax NPV, IRR, cash flows, and payback period.

TABLE 1.0.4 SUMMARY OF PRETAX CASH FLOW MODELS

Case	Pretax Cash flow (US$ X 106)	NPV at 5% Discount Rate (US$ X 106)	Internal Rate of Return (IRR)	Payback Period (Years)
Base Case	79.43	46.74	19.47%	4.4
Option 1	14.67	-1.53	4.42%	7.0
Option 2	56.98	32.88	17.39%	4.05
Option 3	-0.18	-11.15	-0.07	NA

One of the study objectives was to develop a set of recommendations that would provide Esperanza with a road map for ongoing work at the feasibility study level with the objective of ultimately producing a feasibility study. Those recommendations are summarized in following paragraphs.

Additional metallurgical testing is recommended to further characterize the leaching behavior of the various size fractions of the ore and the crushing characteristics of the ore. The crushing tests should include Bond's crushing index test and the abrasion index test. The recommended leaching tests include a series of bucket leach or static tests on the various size fractions from -51 mm (2") up to 610 mm (24") material. The bucket tests should be followed by a series of leach tests in columns ranging in size from 305 mm (12") to 1220 mm (48") columns to test the leaching characteristics of both the crushed and ROM ore.

With the commencement of drilling, it is recommended that Esperanza continue to collect geotechnical data as a part of the logging process. Geotechnical studies of structure and testing of rock strength should begin with the drilling to characterize the site parameters for pit design. Once preliminary work has been completed, the pit design can be reviewed and modified as necessary. This will be an iterative process that will utilize assay results along with geotechnical data and cost data to develop an optimized pit design that incorporates all the data collected.

It is recommended geotechnical field and laboratory testing programs be conducted as a part of the work for the feasibility study to generate sufficient site-specific data to complete the feasibility design of the heap leach facility and infrastructure construction sites. The investigation will consist of horeholes and test pits, and may also include evaluation of potential onsite and offsite sources of borrow materials.

Esperanza has through Consultores Ambientales Asociados (CAA), an environmental and remediation consulting company, has permitted previous exploration programs, is currently awaiting a permit for the planned drill program, and has begun technical studies to support applications for the MIA and land status change permits. Vector recommends the first step in the permitting process be the development of a Permit Handbook that would define the permits required and the timeframes necessary to obtain these permits. Often obtaining permits can prove to be the critical path issue in proceeding with production. Defining the potential critical path issues in the permitting process will allow planning to account for the time necessary to proceed with the work for final feasibility.

The positive results of the financial analysis justify continued work on Cerro Jumil to proceed toward a feasibility study. The initial step is to continue exploration to fully delineate the extent and grade of gold mineralization in the West, Las Calabazas and Southeast Zones and to condemn the potential sites for the leach pads and waste dumps. In conjunction with this drilling metallurgical testing, geotechnical data collection, permitting, and land acquisition should proceed with the ultimate goal of producing a full feasibility study. The estimated budget for the recommended work needed prior to initiation of feasibility studies is shown in Table 1.0.5.

TABLE 1.0.5 ESTIMATED BUDGETS FOR THE RECOMMENDED WORK

Drilling and Support	$2,980,000
Metallurgical Testing	$130,000
Geotechnical Testing Pit Design	$20,000
Geotechnical Heap and foundations	$128,500
Permitting for Production	$75,000
Land Acquisition	$1,500,000
Totals	$4,833,500

2.0 INTRODUCTION AND TERMS OF REFERENCE

This report is a Preliminary Economic Assessment of Esperanza's Cerro Jumil Au-Ag project in south-central Mexico. Esperanza Silver Corporation has requested that Vector Engineering undertake a comprehensive review of the work completed on Cerro Jumil to date and utilize the findings of the review to complete a preliminary economic analysis of the viability of the project with the objectives of:

1.

Establishing a preliminary pit design, mining schedule, and mining CAPEX and OPEX costs utilizing the resources defined in the September, 2008 Technical Report for the following two options:

a.

Company mining

b.

Contract mining

2.

Establishing a preliminary process design including CAPEX and OPEX costs for the following two options:

a.

Run-of-Mine heap leaching

b.

Heap leaching with two stage crushing

3.

Develop preliminary engineering design and cost estimates for heap pad construction, infrastructure construction, G&A, and closing costs.

4.

Develop a series of economic models to determine the viability of the project and identify which mining and process options provide the best project economics.

5.

Make recommendations for future work and present budgets required to advance the property toward final feasibility.

The report is an update of a 43-101 report by Bond and Turner dated September 30, 2008. Work completed on the property since the date of the Bond and Turner report consists of additional metallurgical testing of existing core and RC cuttings and preliminary mine planning utilizing the resource base reported by Bond and Turner. Based on the mine planning, a preliminary pit design, and a mining schedule were developed and CAPEX and OPEX mining cost estimates were made by Tom Dyer (2009) of Mine Development Associates (MDA) of Reno, Nevada in a report titled Cerro Jumil Preliminary Economic  Assessment Mining Study Morelos State, Mexico.

Lyntek, Inc of Denver, Colorado has reviewed all the metallurgical test work from SGS and CAMP and has developed a conceptual process design and estimated CAPEX and OPEX process costs utilizing proven heap leach technology. They reported their findings in an August 2009 report titled  Cerro Jumil Preliminary Economic Assessment. Khoury et al (2009) of Vector Engineering, Inc in Golden Colorado has provided conceptual engineering design and construction cost estimates for the heap leach pads and ponds in a report titled Conceptual Design of Gold Heap Leach Facility Cerro Jumil Gold/Silver Project. Morelos State, Mexico.

The author, Senior Geologist for Vector Engineering, as a part of this report has estimated environmental permitting costs, G&A costs, owner costs, and closure costs. Mr. Kehmeier utilized the costs developed by Dyer (2009), Lyntek (2009), and Khoury et al (2009) to develop economic models for the base case and each option to assess the economic viability of the project at a Preliminary Economic Assessment level.

The following sections of this report contain information or data that has been developed as a result of work competed specifically for the Preliminary Economic Assessment study or required updating from the September 2008 report of Bond and Turner.

o

Section 1.0 Summary

o

Section 2.0 Introduction and Terms of Reference

o

Section 3.0 Reliance on Other Experts

o

Section 4.0 Property Description and Location (Concession description only)

o

Section 16.0 Metallurgical Testing

o

Section 18.0 Other Relevant Data

o

Section 19.0 Interpretation and Conclusions

o

Section 20.0 Recommendations and Budgets

William D. Bond is the Vice President for Esperanza and is the Qualified Person under the requirements of National Instrument 43-101 (NI 43-101) responsible for all work completed on the Cerro Jumil property since its acquisition on October 25, 2003 by Esperanza Silver de Mexico, S.A. de C.V. a wholly owned subsidiary of Esperanza Silver Corporation. Mr. Bond, P.Geo. (Bond) visited the property numerous times (over 300 days total) from October 2003 until publishing of the September 2008 report and is responsible for the supervision of all exploration activities completed by ESM including extensive geological mapping, sampling outcrops and trenches, and three phases of drilling, totaling 31,400 meters. Previous exploration work by Teck and RCS were reviewed by Bond and integrated into the September 2008 geologic database where appropriate. Data integrity was verified utilizing various quality assurance and control programs. Bond reviewed available company reports and discussions were held with RCS staff, regarding the geology and previous exploration programs completed on the property. No exploration work has been completed on the property since the publishing of the September 2008 report.

Dean D. Turner is an independent Qualified Person under the requirements of National Instrument 43-101 (NI 43-101) and is responsible for the Cerro Jumil mineral resource estimate reported in the September 30, 2008 technical report and included in total without modification in Section 17.0 of this report. He visited the property on January 16 and 17, 2008.

Mr. Bond and Mr. Turner as a result of their authorship of the September 30, 2008 report provided the information in Sections 4,0 through 15.0 and Sections 17.0 and 20.1.

Richard Kehmeier of Vector Engineering is an independent Qualified Person under the requirements of National Instrument 43-101 (NI 43-101) and is responsible for the overall content of this report and specifically is responsible for the estimation of the costs not directly associated with the process and mining costs and for the financial analyses. Mr. Kehmeier is responsible for the content of those sections listed above as being updated or modified from the September, 2008 report.

This Preliminary Economic Assessment Technical report conforms to Form 43-101F1

Metric units have been used throughout this report. Tonnages are metric tonnes and precious metals (gold and silver) are recorded as grams per metric tonne (g/t) or parts per million (ppm). For the economic assessment model the gold and silver values are converted to ounces of gold and silver. Base metals (copper, lead and zinc) are in weight percent. All other references to geochemical analysis of rocks and stream sediments are recorded as parts per million (ppm) for silver, lead, zinc, copper and parts per billion (pph) for gold. Currency is quoted in U.S. dollars US dollars unless noted as CN$, Canadian dollars, or MP$, Mexican Pesos.

Common abbreviations used throughout the report include:

Ag — Silver

Au - Gold

CAPEX — Capital Costs

ESM — Esperanza Silver de Mexico S.A. de C.V.

G&A — General and Administrative Costs

g or gms — grams

g/t — grams per tonne

LOM — Life of Mine

Lps — Liters per second

APEX — Operating Costs

NSR — Net Smelter Return

PEA — Preliminary Economic Assessment

ROM — Run-of-Mine

T — Metric Tonnes

Tpy — Tonnes per year

Tpd — Tonnes per day

3.0 RELIANCE ON OTHER EXPERTS

In preparing this report, the authors partially relied on reports, maps, drill logs, and technical papers listed in Section 21.0 of this report and on studies completed for Esperanza Silver in the areas of mining (Dyer, 2009), metallurgy (Lyntek, 2009) and heap leach pad construction (Khoury et al, 2009) . These reports completed for Esperanza Silver by authors who are considered by the definitions and standards of the NI 43-101 as independent "Qualified Persons." In the September 2008 report, the authors reviewed the previous work from a major international mining company, Teck, who carried out most of the work prior to ESM's acquisition of the property. The September 2008 report authors Bond and Turner reviewed previous data and believe the information to be valid and reliable.

Their report, of necessity, makes use of information originated by geologists and personnel in the employ of previous operators on the Cerro Jumil property. The qualifications of many of these workers are unknown. Bond has visited the property many times and supervised much of the work for Esperanza and verified that the geology as seen in the field is consistent with the geology described by earlier workers. Sources of information are acknowledged throughout the text where the information is used and if doubt exists as to the quality of the data, that doubt is so noted.

Section 4.0 of this report, updated from the September 2008 report to reflect the current status of payments and the addition of Esperanza V contains information relating to mineral titles, permitting, regulatory matters and legal agreements. While the authors of both this report and the September 2008 report are generally knowledgeable concerning these issues in the context of the mineral industry, they are not legal or regulatory professionals. Where appropriate within the report, citations are made to information obtained from other experts, with the full reference given in Section 21.0. In particular, the authors have relied on land and title information from the Secretaria de Economia, Estados Unidos Mexicanos, who is responsible for registering the mining concessions. The information in the report concerning these matters is provided as required by Form 43-101F1 but is not a professional opinion of the title of the property. In addition, the authors have relied in part on Consultores Ambientales Asociados for an assessment of the environmental and permitting aspects of the project. The individuals and documents that the authors consulted in compiling that information are identified in the appropriate Sections where their information is used. The metallurgical test work completed by SGS and CAMP and described in Section 16.0 of this report was done by reputable labs; however the qualifications of the persons responsible for the work and the subsequent report are unknown.

4.0 PROPERTY DESCRIPTION AND LOCATION

The property, centered at 18°46'N, 99°16'W, is located 80 kilometers south of Mexico City, and 12 kilometers southwest from Cuernavaca in the State of Morelos (Figure 4.0.1).

Figure 4.0.1 Cerro Jumil Location Map

The property consists of the La Esperanza (437 hectares), Esperanza II (1,270 hectares) Esperanza III (1,359 hectares), Esperanza IV (1338 hectares) and Esperanza V (278 hectares) mining concessions (Figure 4.0.2).

Figure 4.0.2 Cerro Jumil Mining Concessions

The mining concessions are subject to the payment of taxes, nominal work requirements, and are effective so long as the necessary payments are made on an annual basis until the anniversary dates of issuance of the concessions in 2052, 2053, 2056, 2058 and 2059 respectively (Table 4.0.1). According to existing mining law, these mining concessions can be renewed for an additional 50 years. Concession taxes have been paid up to January 2010 and sufficient assessment work has been done to hold the concessions for several years. The taxes are due and payable in January and July each year. Taxes paid for the five concessions in 2009 totaled MP$103, 607 (—US$7675).

TABLE 4.0.1 CERRO JUMIL MINING CONCESSIONS

Mining Concession	Title No.	Area (Hectares)	Title Validity
			Issued	Expires
Esperanza	215624	437	5 March 2002	4 March 2052
Esperanza II	220742	1,270	30 September 2003	29 September 2053
Esperanza Ill	228265	1,359	20 October 2006	19 October 2056
Esperanza IV	231734	1,338	15 April 2008	14 April 2058
Esperanza V	234011	278	15 May 2009	14 May 2059

The Esperanza and Esperanza II mining concessions were owned by RCS a Mexican corporation when ESM entered into an option agreement, October 25, 2003, whereby it could acquire a 100% ownership interest subject to a 3% Net Smelter Return Royalty (NSR) by making payments totaling US $105,000, issuing 170,000 shares over 4 years with a balloon payment of US $1,895,000 due on the 5th anniversary of the agreement and completing US $100,000 in expenditures in each of the initial two years. On October 2, 2006 ESM announced that it reached agreement with RCS to amend its existing agreement allowing for the early exercise of its option to complete the purchase of the Cerro Jumil property. Per the amended agreement Esperanza paid CDN$417,375 in cash and issued 500,000 shares of the corporation to RCS to finalize the purchase of the Cerro Jumil property. RCS will maintain a 3% net smelter return royalty on production from the property.

The community of Tetlama (ejido) owns the surface rights as both individual ownership lots and common lots. An agreement has been signed (September, 2008) with the community which allows ESM to carry out physical work on the land in the Cerro Jumil area for a period of 3 years. There are no residences on the concessions in the area where project work is being undertaken. A small area of the land, just west of the project area, is agricultural and used to raise crops such as peanuts, tomatoes, corn and agave (Plate4.0.1). Local grassy areas are also used for grazing cattle, horses and goats (Plate 4.0.2).

Plate 4.0.1 Local Crops at Cerro Jumil         Plate 4.0.2 Grazing Cattle at Cerro Jumil

The area where all exploration has been undertaken includes moderate to rugged terrain consisting of small trees and locally dense vegetation. ACC compiled environmental impact data that is being used to change the land use status to mining. The UN conducted a site inventory of possible archaeological artifacts in the 1960's and identified ruins on the top of Cerro El Jumil. This small area currently has restrictions for new road construction applied to it as determined by the Institute Nacional de Antropologia e Historia (INAH). The restrictions do not impact exploration work in the concession area as the mining concessions are located east of the Xochicalo archaeological site.

Permits to carry out work programs are issued by the Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT). Three separate permits have been issued for drill programs including one by Teck in September 1997 and two by ESM during July 2004 and November 2005. Previous exploration permits issued have expired and a new exploration permit will be required to continue drilling. This exploration permit has been applied for and is expected to be issued in October, 2009.

There are three abandoned sanitary landfill sites on the property that were used by the city of Cuernavaca and surrounding communities. Two landfill sites have been reclaimed, capped and abandoned for several years and the other site is currently being reclaimed. ACC noted several environmental problems regarding local contamination from the landfill areas including oil seepage and frequent fire hazards (subsurface spontaneous combustion) associated with the older two landfill areas. Local municipalities responsible for the landfill areas assume the responsibility for reclamation and subsequent environmental complications. There are no other known potential environmental liabilities.

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is by paved road to 7 kilometers north of Alpuyeca along Morelos Highway 55 to where a dirt road turns off to the landfill, and then continues 2.75 kilometers onto the property. The road is passable year round by 2- wheel drive vehicles.

Climatic conditions are temperate and conducive to working the project throughout the year. There is a rainy season that extends from June to September which can create difficult access on unimproved roads. Vegetation in the form of small shrubs and trees can locally become dense during the rainy season although they are greatly diminished during the remainder of the year as the area dries out.

Infrastructure including major highways, communication services, transportation, and electricity are easily accessible. Cuernavaca has a large airport and Mexico City, the major hub for international flights in Mexico, is within a two-hour drive. Agriculture, tourism, and numerous industrial enterprises support the local economy. Workers are available at the village of Tetlama, with a population of approximately 1000, and in Cuernavaca a city of over 1 million people which can provide most supplies and services that might be required.

Topography is moderately rugged, varying from 1,100 to 1,450 meters elevation.

6.0 HISTORY

There are several inaccessible, shafts, adits, and prospect pits on the property of unknown age (Plate 6.0.1 and Plate 6.0.2). A small operation is believed to have operated in the 1970's in several adits developed on narrow high-grade silver- bearing quartz veins hosted within the intrusive. Several older exploration pits and shafts were developed in the skarn zone along the western contact of the intrusive, which may have been related to the 1970's operation. Total mining production was insignificant.

RCS carried out reconnaissance geology in 1993 and acquired an exploration concession over the area in 1994. Rock chip sampling and geological mapping were carried out in 1994 and in late 1995 the property was optioned to Teck.

Plate 6.0.1 Old Shafts and Trenches                Plate 6.0.2 Ada on Narrow Structures

Teck continued exploration work with additional surface mapping, rock chip sampling, trenching, airborne magnetic and radiometric surveys, and a limited induced polarization survey in 1996.

Terraquest Ltd. carried out the airborne survey for Teck in 1996 using a helicopter- borne high-sensitivity magnetometer and gamma-ray spectrometer survey at a nominal 100-meter terrain clearance and 100-meter line spacing. The results have not been seen by the author although it is reported (Kearvell, 1996), that the magnetic signature is relatively flat. The radiometric survey was useful in outlining the various lithological units.

Teck cleaned and sampled pre-existing trenches in addition to excavating four new trenches, in an area of skarn alteration related to the western contact of the intrusive. Teck took a total of 184 grab and channel samples.

Teck also contracted and completed a gradient time domain induced polarization and resistivity survey, completed by Quantec, in 1997 that covered the southern intrusive contact zone with five lines spaced 150-meters apart. Readings were taken at 25-meter intervals. Transmitter dipole spacing was 850 to 1,700 meters with later detail at 200 to 1,300 meters. Results were plotted on plan maps and stacked gradient cross sections. The work is considered reliable and indicates several geophysical anomalies.

In 1998 Teck completed four diamond drill holes, totaling 822 meters that were directed at several of the geophysical targets. Results of the drilling are discussed in Section 11. Teck returned the property to RCS in 1998.

Prior to the expiry date of the exploration concession in 2000, RCS applied for an exploitation concession that was granted on March 5, 2002. Since that time, the mining laws have changed and all concessions are now considered "mining concessions" with an expiry date of 50 years.

RCS continued to advance the property with another surface geochemical sampling program in 2002. RCS collected a total of 118 samples from outcrop and float material during the 1994 and 2002 campaigns in conjunction with geological mapping.

In 2002 Geo Associados S.A. de C.V. completed 20 kilometers of gradient time domain induced polarization and resistivity for RCS. The survey extended the previous Quantec survey to the north and south. The 1997 survey indicated that the interpreted anomalies are at a depth of 200-300 meters and the 2002 survey was designed to look at similar depths.

ESM signed an agreement with the owner of the property, RCS, on October 25, 2003 whereby it could acquire a 100 percent ownership interest, subject to a 3% NSR Royalty. Subsequently, during 2004 through April 2006 ESM completed additional geological mapping and sampling programs identifying two primary gold skarn targets named the West and Southeast Zones. Subsequently, ESM completed 31,400 meters of both core and RC drilling directed at evaluating the western and eastern contacts of the intrusive where skarn development and gold mineralization occurs.

Total expenditures are reported to be US $272,500 expended by Teck, US $94,000 expended by RCS and US $9,084,700 by ESM (as of June 2009).

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The Cerro Jumil project is located within the Sierra Madre del Sur metallogenic province, which is a NW-SE-trending erogenic belt 800 kilometers long. The belt consists of a basement of high-grade metamorphic phyllites and schists of Phanerozoic age. In the property area, the schists are part of the Taxco Schists. The Jurassic to Cretaceous Morelos-Guerrero Platform, a sequence of shallow marine sediments have been deposited unconformably over the basement rocks and are overlain by a package of volcanic, volcaniclastic, and continental sedimentary rocks. From the late Cretaceous to Early Tertiary, compressional tectonics deformed the sediments of the Morelos-Guerrero Platform into a fold series with northwesterly trending fold axes. Extensive normal or block faulting occurred during the Eocene-Oligocene. Erosion and uplift continued accompanied by the deposition of continental redbed sedimentary rocks and contemporaneous basalt flows.

The late Eocene through the Pliocene was a period of extensive volcanism with the deposition of rhyolite and ignimbrite. Granodioritic to monzonitic intrusions related with the volcanism are associated with the skarn deposits.

The Upper Tertiary to Quaternary time is marked by the deposition of the Cuernavaca continental clastic sedimentary rocks deposited into tectonic trenches formed by the onset of the east-west volcanic belt. The entire stratigraphic package is currently undergoing uplift and erosion and a thin colluvial cover is present over most of the district.

7.2 Local and Property Geology

The Cero Jumil project is located in an erosional window through which the Morelos Platform rocks are exposed. The oldest rocks seen on the property are the Lower Cretaceous Xochicalco formation consisting of medium to thick-bedded, locally finely laminated, grey to dark grey limestone. A 500 by 900 meter multi-phase intrusive primarily composed of feldspar porphyry with plagioclase phenocrysts and equigranular granite with >25% k-feldspar, has intruded the limestone. Temporally related quartz porphyry and andesitic or micro-diorite dikes have been identified within the intrusive and near the contact boundaries. The intrusive stock is probably of Tertiary age although has not been dated. Unconformably overlying the intrusive and Cretaceous rocks is the Cuernavaca Formation, which locally consists of continental volcanic, volcaniclastic, and sedimentary rocks. A geological map for the Cerro Jumil area is shown in Figure 7.2.1.

The Lower Cretaceous Xochicalco formation limestone is relatively fresh or unaltered when observed several hundred meters from the intrusive contact. Approaching the contact the limestone becomes more altered and typically reflects the following progression; 1) coarser grained (recrystallized) grey limestone often containing interbeds of fine to medium-grained marble as seen in Plate 7.2.3, 2) medium- to coarse-grained white marble (locally brecciated), 3) near or at the contact pyroxene (+garnet) wollastonite (+garnet) and/or tremolite/actinolite (+garnet) can be well developed, and 4) below the skarn zone, within the intrusive, there is pervasive alteration (clays) of feldspars near the contact that diminishes rapidly deeper into the intrusive. This typical zonation from fresh limestone to various stages of skarn development is common although the width of each altered zone may be quite variable as noted in several drill holes and in outcrops (Plate 7.2.1 and 7.2.2). The width, extent, and type of skarn development are dependent on the composition of the intruded rocks, local intrusive temperature and related metasomatism. In the southwest area of the project, near Cerro Las Calabazas, skarn development containing an abundance of wollastonite is much more extensive than observed in the northeast area around Cerro Jumil.

Plate 7.2.1 Skarn with Ferruginous Jasperiod       Plate 7.2.2 Skarn with Jasperoid and Clay

Plate 7.2.3 Limestone and Marble Outcrop              Plate 7.2.4 Post Mineral Breccia

470,400
470,800
471,200
471,600
472,000
2,079,000
2,078,600
2,078,200
2,077,800
2,077,400
A
A'
LEGEND
LITHOLOGY dark shade = outcrop, light shade = subcrop/colluvium alluvium
volcaniclastics
andesite
felsic dike
feldspar porphyry
quartz porphyry
skarn (garnet-tremolite-chlorite-epidote)
marble (+/-calcsilicates)
limestone
STRUCTURES
fault/fracture
quartz-iron oxide vein
breccia
MINERALIZATION
jasperoid
marble + iron oxide
OTHER
outcrop limit
A A' cross-section
MEXICO CITY
Cerro Jumil
MORELOS
NAD27Mexico, Zone14
30 October, 2008
N
0
200
400
meters
Esperanza
SILVER CORPORATION

Figure 7.2.1 Cerro Jumil Geology Map

Skarn zones vary in width from a few meters to over 100 meters as noted in drill hole intercepts. Both endoskarn and exoskarn occur although exoskarn assemblages tend to be more extensively developed. The Cerro Jumil project uses the following simplified nomenclature for identifying the various skarn or alteration assemblages;

o

Marble Skarn: medium to coarse-grained marble with minor garnet- tremolite/actinolite-epidote-chlorite in bands or vcinlcts.

o

Endoskarn: intrusive rocks with strong alteration consisting of clay, cpidotc, +chlorite and rarely talc-silicate minerals.

o

Exoskarn: medium- to coarse-grained marble with locally well developed tremoliteactinolite-wollastonite-pyroxenc-clay, +garnet, ±cpidotc, +chlorite.

Brecciated zones within the skarn consisting of angular to subangular fragments from 5 millimeters to greater than 5 centimeters are common. The breccia occurs near the intrusive contact or along spatially related fault or fracture zones (Plate 7.2.4). Outcrops are sporadic but geological mapping clearly shows the skarn zones, along the north western and south eastern contacts with the intrusive, are continuous for at least one kilometer.

Jasperoid, hematite-rich red low-temperature silica, is exposed on the surface near the intrusive contact and along faults and fractured zones. It occurs as a fine- grained to amorphous siliceous rock, siliceous limestone, silicified marble skarn, and as siliceous bands along fractures or within limestone beds. The jasperoids are often ferruginous and can contain anomalous gold values. The surface expression of the jasperoid is discontinuous but can be traced intermittently for over one kilometer. Local outcrops can be over 30-meters wide although subsurface intersections in drill core are rarely more than five-meters long. The jasperoids are probably spatially related to the main gold skarn horizon and is interpreted to be best developed at or near surface or at the top of the main gold skarn zones where boiling and silica precipitation occurred. Structural zones strongly influence the location and extent of the jasperoidal outcrops.

Northeast-trending structural lineaments are easily identified on satellite imagery. Both the West and Southeast gold-skarn zones are aligned along this trend which is coincident with the intrusive contact. Geological mapping has identified three other structural trends including north, northwest, and east-west fracture/fault systems. The jasperoids tend to be localized along faults and fractures related to the northeast-, northwest- and north-trending structural lineaments and develop the greatest widths where structural intersections occur. The east-west structures appear to be post mineral and are often associated with brecciated zones that are unmineralized. Towards the northeast of Cerro Jumil is a northwest-trending fault with a fresh micro-diorite/andesite dike within it which may imply that the northwest fracture system was reactivated after the primary period of mineralization. There also appears to be several minor offsets related to this system across jasperoid and skarn zones. The structural system and its relationship to gold mineralization are not clear because of the early stage of exploration although the strong correlation between the gold skarn zones and the northeasterly trending structures is obvious.

Caliche is locally well developed on the property obtaining thicknesses of up to three meters and often covers the local rock units making geological mapping and interpretations challenging.

8.0 DEPOSIT TYPES

Cerro Jumil is, in general terms, referred to as a gold enriched skarn deposit that developed in contact aureoles between the feldspar porphyry intrusive and limestone host rocks. Hydrothermal and metasomatic activity developed both endoskarn and exoskarn mineral assemblages. Both prograde and retrograde alteration is recognized, and gold appears to be temporally related to the late stage of the prograde process and the onset of retrograde alteration. The zone of gold mineralization occurs in oxidized zones, although sulphide minerals are rarely present in some intervals of the core (1-15% pyrite-pyrrhotite-<sphalerite<chalcopyrite-arsenopyrite›). It is estimated that over 99% of the original sulphide minerals are oxidized, creating locally abundant hematite, goethite, and other iron oxide alteration products. Exploration to date has identified one gold skarn zone along the southeast intrusive contact (Southeast Zone) and two along the northwest contact (West and Las Calabazas Zones).

Within the intrusive rock and near its contact, several narrow, less than one meter and generally 5-10 centimeters in width, quartz veins were previously exploited, presumably for silver. Local high-grade samples exceeding 500 g Ag/t were obtained over widths of several meters in surface outcrops. The quartz veins generally occupy north to northeast-trending fault zones. Drill core analytical results beneath several of these high-grade silver occurrences indicates significantly lower values, generally ranging from 10 to 60 g Ag/t, in the subsurface implying that the higher-grade values at or near the surface resulted from supergene enrichment.

9.0 MINERALIZATION

Primary mineralization consists of gold, and to a lesser extent silver, associated with the skarn zones spatially related to the intrusive. The skarn is well exposed on the south and west sides of the intrusive but is inconspicuous in other areas where it is covered by the younger Cuernavaca Formation or caliche. Based on the abundance of altered and mineralized float, the skarn may be present at shallow depths below the rock cover. Areas where crosscutting structures, north and/or northwest trending, intersect the primary northeast faults tend to produce dilated zones of gold mineralization.

Gold values are often associated with jasperoid that occurs along fractures, in veins, and narrow lenses within the limestone or marble. Jasperoid outcrops from 1 to greater than 30 meters in thickness have been mapped, although core intercepts generally show that much narrower zones, less than 5 meters, generally exist. Gold assays in jasperoids have produced grades greater than 12 g/t but not all jasperoid contains appreciable gold values, although they are generally strongly anomalous (>100 ppb). The greater thicknesses of jasperoid observed at the surface, versus what is found in drill core, may indicate that the more pervasive silica flooding represents the top of the Formation or caliche. Based on the abundance of altered and mineralized float, the skarn may be present at shallow depths below the rock cover. Areas where crosscutting structures, north and/or northwest trending, intersect the primary northeast faults tend to produce dilated zones of gold mineralization.

Gold values are often associated with jasperoid that occurs along fractures, in veins, and narrow lenses within the limestone or marble. Jasperoid outcrops from 1 to greater than 30 meters in thickness have been mapped, although core intercepts generally show that much narrower zones, less than 5 meters, generally exist. Gold assays in jasperoids have produced grades greater than 12 g/t but not all jasperoid contains appreciable gold values, although they are generally strongly anomalous (>100 ppb). The greater thicknesses of jasperoid observed at the surface, versus what is found in drill core, may indicate that the more pervasive silica flooding represents the top of the hydrothermal system.

Prograde alteration is noted by the development of pyroxene minerals, wollastonite, and garnet. The width of gold skarn mineralization is directly related to the extent of prograde alteration and is controlled by the pre-mineral faults and fractures that acted as conduits for the hydrothermal system responsible for mineralization. Some of the greater thicknesses and highest grades of gold are observed in zones of extensive prograde alteration, with minor retrograde alteration, including; the greater thicknesses and highest grades of gold are observed in zones of extensive prograde alteration, with minor retrograde alteration, including;

DHE-05- 01 with 36.3 meters at 2.2 g Au/t, DHE-06-18 with 29.6 meters at 2.08 g Au/t, and DHE-06-22 with 32 meters at 1.57 g Au/t. Numerous individual samples, greater than 10g Auk, also show strong prograde alteration as in DHE-06-28, where two separate one meter long samples returned values of 127 g Au/t and 53.1g Au/t. Gold mineralization probably occurred during the later stages of prograde metasomatism, although locally there is a strong over printing of retrograde alteration. Retrograde alteration resulted in the development of actinolite-tremolite, epidote, iron oxides, calcite, clay, and quartz. Retrograde minerals observed in the gold skarn zone may imply the gold mineralization is related to retrograde alteration. More research is required to determine if the gold mineralization is preferentially associated with the prograde or retrograde process.

Intense argillic and/or potassic alteration (clays) and epidote development is common within the intrusive near the skarn contact. Although locally anomalous gold may be associated with this zone, the values are generally less than 0.5 g Ault and thus far appear to be of little economic importance.

A representative cross section, located as A-A' on Figure 7.2.1, is shown in Figure 9.0.1.

Looking Northeast

A
A'
High Grade Zone: >1.0 g/t Au
Low Grade Zone: > 0.1 g/t Au
LAS CALABAZAS
SOUTHEAST ZONE
Lithology
Mineralization
meters
H:V=1

Figure 9.0.1 Cross Section A-A' Showing Geology and Mineralization

10.0 EXPLORATION

10.1 Exploration Prior to 2003

Previous to Esperanza's involvement exploration at Cerro Jumil has included geological mapping, geochemical sampling, geophysical surveys, and a limited drill program.

Over 300 surface samples were collected by RCS and Teck including select rock chip, channel, and random grab samples. Geochemical results indicated that silver and gold are the elements of primary exploration importance.

Teck contracted with Terraquest Ltd., in 1996, to undertake a high resolution aeromagnetic and radiometric survey. The results were determined to be of limited use in identifying specific exploration targets.

During 1997, an induced polarization and resistivity survey was completed by Quantec, a geophysical survey contractor, over the southern area of the intrusiveflimestone contact, on behalf of Teck. The results indicated anomalous chargeability's in areas where the contact is assumed to be beneath the overburden in this area. The identification of several IP and resistivity anomalies was partially used to design and implement a four-hole drill program to test select targets by Teck.

During 1998 Teck drilled four diamond drill holes totaling 822 meters. The drill holes were designed to test chargeability anomalies identified in the 1997 IP survey. Two holes (BDE-98-1 and -2) drilled granitic rocks for their entire length and did not return any significant geochemical values. Another hole was abandoned (BDE-98-4) due to poor drilling conditions and therefore did not reach its intended target. One hole (BDE-98-3) did penetrate the limestone and intrusive contact where skarn, over a 23-meter intercept length, was observed. Values up to 25.8 ppm silver and 760 ppb gold were obtained from the down-hole intervals 161.8-162.2 and 162.2-165.0, respectively.

In late 2002, RCS contracted with independent geophysicist Geo Asociados S.A. de C.V. to expand the IP and resistivity grid. As a result of the geophysical work completed a total of six areas of interest were identified.

10.2 ESM Exploration Since 2003 Acquisition

During the period from late October 2003 up to May 2008 ESM completed detailed mapping and sampling in the Cerro Jumil area, constructed access roads and over 30 drill sites, and completed 31,420 meters of core and RC drilling. A localized soil geochemical survey was also completed. All geological work at Cerro Jumil was performed by RGM under the direct supervision of Bond.

10.2.1 Geological Mapping and Outcrop Sampling

Over 350 samples have been taken from pre-existing trenches (Plate 10.2.1.1), old dumps, and outcrop exposures in the area within and surrounding the intrusive at Cerro Jumil as shown in Figure 10.2.1.1.

Mapping partially delineated two gold skarn, zones referred to as the West and Southeast Zones that parallel the intrusive contact along its northwest and southeast contacts. Mineralized rocks identified include skarn development associated with marble, and jasperoids which tend to be more resistive to weathering processes. However, as seen in drill intercepts the bulk of gold mineralization occurs within prograde and retrograde altered skarns consisting of pyroxene, wollastonite, actinolite/trernolite, garnet, with epidote, calcite, and clay alteration products that tend to be weathered easily and are generally not observed in surface exposures. Resistant outcrops of jasperoids tend to be the best indicator of subsurface gold skarn mineralization, although not all jasperoids contain appreciable amounts of gold.

The West Zone surface exposure is visually unremarkable with only a few jasperoid or marble outcrops that returned anomalous gold values. Conversely, drilling has shown that this zone is continuous for over 300 meters with gold values displaying good continuity along strike. Mapping and drill results indicate that the West Zone is open along strike and at depth.

Plate 10.2.1.1 Sampled Trenches and Outcrops at Cerro Jumil

470,400
470,800
471,200
471,600
472,000
2,079,000
2,078,600
2,078,200
2,077,800
2,077,400
Rock samples, Au in ppb (no. samples)
5,000 to 12,100 (5)
1,500 to 5,000 (14)
500 to 1,500 (37)
100 to 500 (57)
-1 to 100 (117)
trench samples
MEXICO CITY
Cerro Jumil
MORELOS
NAD27Mexico, Zone14
04 November, 2008
N
0
200
400
meters
Esperanza
SILVER CORPORATION

Figure 10.2.1.1 Rock Sample Gold Geochemistry and Location Map.

The Southeast Zone tends to have appreciable jasperoid development at the surface in its northern area, and tremolite-actinolite/wollastonite +garnet skarn development with lesser jasperoid towards the southwest, allowing for better definition of the zone via geological mapping relative to the West Zone. However, caliche development, exceeding several meters in thickness, obscures the possible extension of this zone along strike towards the southwest. Total strike length of the Southeast Zone indicated by geologic mapping is over 1 kilometer. Drilling to date has partially delineated 650 meters along strike of this zone.

Several veins within the intrusive located just east, approximately 150-200 meters, of the West Zone contact were mapped and sampled. Much of the area is covered with alluvium although locally narrow 0.3 to 1.5 meter vein widths are exposed. Towards the northeastern end of the identified vein system there are several short adits that exploited an assumed high-grade ore shoot by a small stope. Sample results for silver, summarized in Table 10.2.1.1, have locally high-grade values over appreciable widths. Although the higher-grade silver values tend to be associated with the quartz vein material, there is also significant silver content in both the hanging and footwall host rocks.

TABLE 10.2.1.1 QUARTZ VEIN AND RELATED SAMPLES IN INTRUSIVE

Sample	Width (meters)	Silver ppm	Description
SE-197	0.80	948.0	Qz vein w/ fresh and oxide
SE-198	2.00	182.0	altered porphyry, FW to vein
SE-199	1.70	220.0	altered porphyry, HW to vein
SE-200	chips	53.5	dump sample, qtz vn
SE-201	0.60	327.0	qtz vn w/ oxidation & sulphides
SE-212	0.40	453.0	Qtz vein, granite host rock, N5E, 80
SE-213	0.60	42.4	Qtz vein, granite host rock, N8E, 78
SE-214	0.30	130.0	Qtz vein, granite host rock, N8E, 75
SE-215	0.30	65.1	Qtz vein, granite host rock, N12E,
SE-216	0.50	202.0	Qtz vein, granite host rock, N1 6E,
SE-217	0.40	495.0	Qtz vein, granite host rock, N30E,
SE-218	1.00	158.0	HW of vein sample SE-217
SE-219	1.20	16.8	FW of vein sample SE-217
SE-220	0.80	27.3	Qtz vein, granite host rock, N35E,
SE-221	0.45	11.6	Qtz vn, sub parallel stringer to main
SE-222	0.45	21.8	Qtz vein, granite host rock, N30E,
SE-223	0.35	22.4	qz vein, host rock granite
SE-224	1.20	7.5	milky qtz vein milky, strike NSW, 65
SE-225	1.50	8.4	qtz vein, same strike
SE-226	1.50	30.5	Hanging wall to vein of sample SE-
SE-227	1.80	34.1	qz vein / stockwork veinrets

Gold values tend to be consistently low (<0.4 ppm) in quartz vein samples relative to those noted in the jasperoid and skarn geochemical analyses. The cross cutting relationship of these quartz veins relative to marble skarn development and some jasperoid zones imply that silver may represent a later-stage of mineralization than that associated with the gold.

10.2.2 Soil Geochemical Survey

Along the northwestern flank of Cerro Jumil an area containing local auriferous jasperoid float exists. The jasperoid is randomly distributed and is often incorporated in the caliche. Two jasperoid samples, which were taken from this area by RCS returned 4.5 and 1.6 g Ault and were strongly anomalous in Ag, Cu, Zn, As and Sb. A geophysical resistivity high was delineated in this same area during 1997 when Quantec carried out a gradient time domain induced polarization and resistivity survey on behalf of Teck. Based on geochemical results, geological mapping, and the resistivity anomaly it is believed that there is potential for a buried mineralized gold skarn deposit in this area and a geochemical soil survey was initiated to better define the target area. A total of 15 hectares was covered by a soil survey grid consisting of 4 lines oriented N55"W perpendicular to the inferred intrusive-limestone contact. Lines were spaced at 100-meter intervals and each line is 500 meters long with samples collected every 25 meters. A total of 84 samples were taken. Both gold (Figure 10.2.2.1) and silver (Figure 10.2.2.2) geochemical results show similar patterns with elevated values in the southeastern area of the soil grid. Sample distribution based on a range of values is shown in Table 10.2.2.1.

TABLE 10.2.2.1 RANGE IN SOIL GEOCHEMISTRY FOR SILVER AND GOLD

Silver		Gold
Ag ppm range	No. Samples	Au ppm range	No. Samples
0.75 to 1.0	1	0.05 to 0.073	2
0.5 to 0.75	11	0.025 to 0.05	4
0.25 to 0.5	12	0.015 to 0.025	3
0 to 0.25	60	0 to 0.015	75

The silver and gold geochemical anomalies are coincident with a resistivity high defined by the Quantec 1997 geophysical program at a depth from 70 to greater than 200 meters with a steep easterly dip. It is believed that the geochemical survey has given added support for the possibility of a mineralized gold skarn zone at depth. Further evaluation of this area will be required before determining if it is a viable target.

470,800 mE
471,000 mE
471,200 mE
471,400 mE
2,079,400 mN
2,079,200 mN
2,079,000 mN
2,078,800 mN
Soil Samples, Au in ppb (no. samples)
50 to 73 (2)
25 to 50 (4)
10 to 25 (15)
-1 to 10 (63)
MEXICO CITY
Cerro Jumil
MORELOS
NAD27Mexico, Zone14
04 November, 2008
N
0
100
200
meters
Esperanza
SILVER CORPORATION

Figure 10.2.2.1 Gold in Soil Geochemical Survey

470,800 mE
471,000 mE
471,200 mE
471,400 mE
2,079,400 mN
2,079,200 mN
2,079,000 mN
2,078,800 mN
Soil Samples, Ag in ppm (no. samples)
1 to 2 (1)
0.5 to 1 (11)
0.2 to 0.5 (25)
0 to 0.2 (47)
MEXICO CITY
Cerro Jumil
MORELOS
NAD27Mexico, Zone14
04 November, 2008
N
0 100 200
meters
Esperanza
SILVER CORPORATION

Figure 10.2.2. Silver in Soil Geochemical Survey

10.2.3 Ground Magnetic Survey

In 2008 ESM contracted with Zonge Engineering and Research Organization, Inc. (ZERO) to undertake a ground magnetic survey in order to determine if there was a magnetic response related to the intrusive and its contact with the peripheral gold skarn that could be used to guide exploration drilling. Approximately 65 line kilometers of ground magnetic data were acquired on 41 lines. Lines were oriented northwest-southeast with nominal 50 meters between line spacing. Results are shown in a total field intensity map, Figure 10.2.3.1, with bright colors (magenta and red) showing magnetic highs with lows in blue. The magnetic highs, towards the southeast, define the subsurface expression of the intrusive and several drill holes confirmed the results.

470,400
470,800
471,200
471,600
472,000
2,079,000
2,078,600
2,078,200
2,077,800
2,077,400
MEXICO CITY
Cerro Jumil
MORELOS
Total Field Intensity (nanoTeslas)
NAD27Mexico, Zone14
30 October, 2008
N
0
200
400
meters
Esperanza
SILVER CORPORATION

Figure 10.2.3.1 Ground Magnetic Survey Map Showing Total Field Intensity

Magnetic highs seen in the northwestern area are related to recent volcanic cover which may mask any possible subsurface expression of the intrusive. The magnetic high seen in the west central area may be a magnetic response to a portion of the intrusive and is a target of interest in the next phase of exploration work.

11.0 DRILLING

Exploration drilling at Cerro Jumil has been completed by both reverse circulation (RC) and diamond coring methods (Plates 11.0.1 and 11.0.2).

Plate 11.0.1 Layne Drilling RC Drill              Plate 11.0.2 Intercore Diamond Core Drill

During July 1998, Teck completed four diamond drill holes totaling 822 meters and ESM drilled an additional 31,420 meters from February 2005 through May 2008. ESM completed three separate drill programs referred to as phase 1, 2 and 3. The objective for drilling during phase 1 & 2 was to identify exploration targets that would be of sufficient size and grade to justify detailed delineation drilling. Phase 3 drilling was mostly undertaken to obtain adequately spaced data that could be used for an initial resource estimate in a portion of the SEZ. Significant drill hole intervals intersected by ESM are summarized in Appendix A. All exploration drilling to date is summarized in Table 11.0.1 and drill hole locations are shown in Figure 11.0.1.

TABLE 11.0.1 SUMMARY OF DRILLING AS OF MAY 2008

Drilling Method	Meters	Feet	Holes
Reverse Circulation	19,470	63,879	106
Diamond Core	12,832	42.101	71
Total	32,302	105,980	177

Drill Program Phase	Meters	Feet	Holes
Tcck Core Drilling 1998	882	2,894	4
ESM Phase I Core Drilling	1,165	3,533	9
ESM Phase 2 Core Drilling	3,696	12,125	22
ESM Phase 3 Core Drilling	7,056	23,248	36
ESM Phase 3 RC Drilling	19,470	63,879	106
Total	32,302*	105,980	177

Mal includes abandoned holes (4) that were re-drilled to reach target area. Abandoned holes were not assayed.

All drill hole locations have been surveyed using a GPS Trimble 4600 LS or similar survey instrument which gives locations to within 0.05 meter accuracy. Down hole orientation surveys were taken approximately every 50 meters.

470,400
470,800
471,200
471,600
472,000
2,079,000
2,078,600
2,078,200
2,077,800
2,077,400
West Zone
Las Calabazas
Southeast Zone

MEXICO CITY
Cerro Jumil
MORELOS

NAD27Mexico, Zone14
30 October, 2008

N

0 200 400
meters

Esperanza
SILVER CORPORATION

Figure 11.0.1 Drill Hole Location Map

11.1 Tech Drilling, 1998

During July 1998, Teck completed four diamond drill holes totaling 822 meters. All holes began using HQ core size and reduced down to NQ prior to completing the hole. Drilling was completed by BDW International Drilling of Mexico S.A. de C.V. In general, core recoveries were adequate based on visual inspection although estimated recoveries per interval were not completed. Initially drill-hole locations were determined from a sample grid and subsequently surveyed by a handheld Geographic Positioning System (GPS). Subsequently, all drill hole collars have been surveyed with a GPS TRIMBLE 4600 LS establishing locations within +0.5 centimeter accuracy. All holes are marked with a cement monument for easy identification that shows the hole number, inclination, and direction drilled. Down- hole surveys were taken using the hydrofluoric acid test tube etch method at 59- meter intervals to determine inclination deviation.

Holes BDE 98-1, -2, and -4 were designed to test IP chargeability anomalies. Holes BDE 98-1 and -2 remained in intrusive rock their entire length except for a 10.5- meter interval, from 46.5 to 57.0 meters, of limestone in BDE 98-1. In both holes it appears that their depth was inadequate to fully test the IP anomalies. The intrusive rocks are locally silicified and sericitized with 1 to 3% sulphides of pyrite, pyrrhotite and arsenopyrite. Weak mineralization appears to be associated with sulphides. Hole BDE 98-4 intersected oxidized jasperoids with inter-bedded recrystallized limestone containing fine-grained green garnets from 211 to 225 meters. The hole was terminated at a depth of 225 meters due to poor ground conditions. The rock sequence encountered from 211 meters to the end of the hole is very similar to that observed in the overlying rocks of the West Zone and thus it appears the hole was abandoned just prior to entering the main mineralized skarn zone. Geochemical results tend to support this assumption.

Hole BDE 98-03 was designed to test the skarn at depth. The best mineralization is associated with quartz-hematite veining and jasperoid intersected from 93 to 100 meters. A mixed sequence was encountered from 100 to 144 meters containing intrusive rocks with local lenses of limestone. From 144 to 167 jasperoid, skarn. and limestone were encountered with geochemically anomalous gold and/or silver values. The remainder of the hole was in altered intrusive rock ending at 213 meters. The results imply that the skarn zone continues at depth in this area and follow-up drilling will be required to determine if significant gold mineralization exists.

Table 11.1.1 summarizes intervals of geochemical interest for gold and silver in Teck drill holes. Orientation of the holes relative to the mineralized intercepts may be variable and so it is not possible to relate the interval lengths to a true thickness. However, based on geological interpretations in cross sections the interval length and true width are reasonably close in most instances.

TABLE 11.1.1 TECK DRILL HOLE INTERVALS OF INTEREST

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold g/t	Silver (g/t)
BDE 98-1	55,5	57.0	1.5	<0.005	37.2
BDE 98-1	175.5	178.5	3.0	0.02	813
BDE 98-2	16.5	18.0	1.5	0.025	22.6
BDE 98-2	144.0	147.0	3.0	0.01	34.0
BDE 98-3	93,0	96,0	3,0	1.44	5,2
BDE 98-4	211.0	225.0	14.0	0.156	30.3

11.2 ESM Drilling as of May 2008

From February 2005 thru May of 2008 ESM completed 11,950 meters of core and 19,470 meters of RC drilling in 67 and 106 holes respectively (Table 11.2.1). Three distinct target areas where drilled to varying degrees including the West (WZ), Las Calahazas (LCZ), and the Southeast Zones (SEZ). In the West and Las Calahazas Zones a total of 25 holes were completed including 22 core and 3 RC holes. Drilling in these two areas is widely spaced ranging from 50 to 100 meters along strike and down dip of the targeted mineralized zones. Most of the exploration drilling has been focused in the SEZ where 37 core and 103 RC holes have been completed on a closely spaced grid and as a result the majority of measured and indicated resources estimated occur in this zone.

TABLE 11.2.1 ES M DRILL HOLE SUMMARY BY ZONE

Zone	No. Holes	Meter,
WZ Core	11	1,663
WZ RC	3	471
LCZ Core	11	2,514
SEZ RC	103	18,999
SEZ Core	37	5,962
Other Areas	8	1,811
Total	173	31,420

Drill hole locations were initially located by hand held GPS units and were assumed to be within 5-meters of the recorded north and east coordinates. Collar elevations were estimated from 1:50,000 scale Carta Topografica maps obtained from the Institute Nacional de Estadistica Geofrafia e Informatica (INEGI). Subsequently, all drill hole collars have been surveyed with a GPS TRIMBLE 4600 LS establishing locations within ±0.5 centimeter accuracy. The grid coordinate system used is UTM NAD 27, zone 14 (Mexico). All holes are marked with a cement monument engraved with the hole number, inclination, and direction drilled.

Orientation of the holes relative to the mineralized intercepts may be variable and so it is not possible to relate the interval lengths to a true thickness. However, based on geological interpretations the interval length and true width appear to be reasonably close in most instances.

11.2.1 ESM Phase 1 Drilling

Drill holes DHE-05-01 thru -08 resulted in the initial discovery and partial definition of the West Zone. Drilling was completed by Layne Drilling de Mexico S.A. de C.V. utilizing a Hagby Onram 2000 long feed frame drill. All holes were drilled using NQ2 core size and down-hole surveys were taken at approximately 50- meter intervals using an ACCU-SHOT single shot camera. Survey data included drill-hole inclination and bearing.

11.2.2 ESM Phase 2 Drilling

Drill holes DHE-06-09 thru 31 resulted in the initial discovery and partial definition of the Southeast Zone of mineralization (DHE-06-09 was drilled in the West Zone). Drilling was completed by Major Drilling de Mexico S.A. de C.V. utilizing a UDR 200 diamond drill. All holes were drilled using HQ core size although two holes were reduced to NQ due to poor ground conditions. Down-hole surveys were competed for all holes, except for DHE-06-30 which was abandoned at 24 meters (replaced by DHE-06-30A) and DHE-06-24 which only has one survey at the bottom. Down hole surveys were obtained at approximately 50 meter intervals using a Reflex EZ-Shot instrument. Survey information recorded included hole inclination and bearing deviation as well as magnetic field data. Total deviation of the drill- hole inclination and bearing was generally less than 2°.

11.2.3 ESM Phase 3 Drilling

Core drill holes DHE-06-32 thru -66 and RC holes RCHE-07-01 thru -78 and RCHE08-79 thru -101 representing 7,086 meters of core and 19,470 meters of RC drilling were completed for a total of 26,556 meters during phase 3 exploration. Core drilling was completed by Intercore Perforaciones, S.A. de C.V. and Sierra Drilling International S.A. de C.V. All holes were drilled using HQ core size and several were reduced to NQ due to poor ground conditions. RC drilling was completed by Diversified Drilling, S.A. de C.V. and Layne de Mexico, S.A. de C.V. RC hole diameters ranged from 4.5-5.0 inches. Down-hole surveys were completed for all holes unless ground conditions became unstable and the risk to losing the survey tool became high. Down hole surveys were obtained at approximately 50 meter intervals using a Reflex EZ-Shot instrument. Survey information recorded included hole inclination and bearing deviation.

12.0 SAMPLING METHOD AND APPROACH

The Cerro Jumil project has had sampling programs carried out by RCS, Teck, and ESM since project inception. Sampling has been mostly restricted to the central portion of the project area within and adjacent to the intrusive identified near Cerro Jumil. Most samples have been taken along or near the intrusive contact where the gold skarn zone is intermittently exposed at the surface.

Numerous sample methods have been used including selective rock chip, channel, soil, core, and RC chip sampling.

12.1 Sampling Prior to ESM 2003 Acquisition

Both RCS and Teck collected numerous outcrop and float samples using both selective rock chip and channel samples in order to partially evaluate the rock geochemistry in the immediate Cerro Jumil region. Teck also initiated a limited core drilling program that was designed to test several identified geophysical anomalies.

12.1.1 RCS Sampling Method and Approach

Samples taken by RCS in 1993 and 1994 were analyzed by Bondar-Clegg and in 2002 samples were analyzed by Chemex, using standard industry methods: fire assay for gold and acid digestion/ICP for silver, base metals and other elements. Both laboratories had sample preparation facilities in Mexico and sent pulps to their respective Vancouver, B.C., Canada laboratories for analysis. Samples consisted of select and random grab samples of outcrop and float (surface rock fragments randomly scattered or cemented in caliche). Most of the 118 samples collected were selectively taken from rocks containing potential for gold or silver mineralization based on visual alteration and therefore are not necessarily representative of the gold skarn zone.

12.1.2 Teck Sampling Method and Approach

Approximately 184 samples were taken by Teck including continuous outcrop chips and numerous random, selective, dump, and float samples. An additional 291 core samples were also analyzed. Continuous chip samples and drill core, usually 1 to 2 meters in length depending on geological contacts, are assumed to be unbiased and representative of the intervals sampled. Most of the remaining samples are selective in nature and therefore, although geologically important, are biased towards rocks with a perceived higher chance of having gold and silver mineralization. Drill core was sawn and half of the core sent to Chemex for analysis. Intervals sent for analysis were generally 1.5 or 3.0 meters in length although several longer intervals were also analyzed. The remainder of the core is stored in the village of Tetlama. All Teck samples were prepared by Chemex in Mexico and analyzed at their laboratory in Vancouver, B.C., Canada, using standard industry methods similar to those above. The core was analyzed using procedures identical to those described above.

ESM used previously acquired data to assist with geological interpretations and considers the continuous channel and core analysis as being representative and unbiased.

12.2 ESM Sampling Method and Approach

ESM has collected over 18,000 samples since acquiring the Cerro Jumil project including 84 soil. 62 selective outcrop or float, 285 channel and 17,736 core and RC samples.

RGM provided most of the geological support and employees required to collect samples and complete the required geological work under the supervision of Bond. In general, soil, outcrop, and channel samples were collected while undertaking detailed geological mapping programs in order to identify specific targets that would merit exploration drilling. Subsequently, both core and RC drill programs were implemented to partially evaluate a few of the areas characterized by anomalous gold geochemistry.

All sampling has been conducted under the supervision of experienced geologists in accordance with standard industry practice. For outcrop, soil and other types of field samples the following information is recorded.

o

Type of sample (rock, soil, dump, etc.);

o

Collection method that includes channel, grab (representative or selective), chip (representative or selective), panel, etc.;

o

Location, which includes X,Y,Z coordinates;

o

Brief description (including lithology, alteration, or other pertinent information);

o

Date sample collected; and

o

Person responsible for collecting sample (geologist, supervisor, manager, etc.). Sampling method and approach for each of the sample types is discussed in the following sections.

12.2.1 ESM Soil Sampling Method and Approach

A small area along the northwestern flank of Cerro Jumil contained scattered jasperoid float material with strong gold and silver geochemical values although no rock outcrops are present in the immediate area. In order to determine if the source of the mineralized float was from a subsurface skarn zone a soil sample grid covering an area 50() by 30() meters was designed to analyze soil geochemistry. Four lines spaced at 100-meter intervals, each 500 meters in length, were sampled on 25-meter centers along each line. The lines were laid out perpendicular (N55°W) to the local trend (N35-40°E) of identified gold skarn zones. Soil was extracted at approximately a 0.25-meter depth and sieved through a 20-mesh screen to obtain a 1 to 2 kilogram sample which was sent for geochemical analysis. Figure 10.1 and Figure 10.2 shows the gold and silver geochemical results, respectively. In both cases, values for the respective elements show a weak anomaly in the southeast portion of the grid. The significance of the apparent anomalies is not known at this time and either additional soil sampling or drilling may be required to determine if a gold skarn target exists.

12.2.2 ESM Selective Outcrop or Float Sampling Method and Approach

While geological mapping, small outcrops and areas containing scattered rock fragments were sampled in order to identify geochemical trends for gold and/or silver. These samples (62) were generally selective chip samples of jasperoids and skarn and may not be representative of the underlying mineralized skarn zone. Each sample site is considered as point data and therefore no width is assigned to the sample. Nevertheless, identifying mineralized gold/silver trends based on this type of sampling has proven to be worthwhile in establishing drill targets where continuous outcrops are not exposed due to being covered by alluvium, caliche, or other material. All sample locations were recorded using handheld GPS units with ± 5 meter accuracy.

12.2.3 ESM Channel Sampling Method and Approach

The gold skarn zone is locally exposed at the surface due to either excavated trenches or naturally occurring outcrops. Gold skarn outcrops represented by jasperoids and/or weakly to moderately silicified skarn are generally more resistant than other types of mineralization. Approximately 285 continuous channel samples have been collected and are shown in Plates 10A and B. Representative chip samples, normally 1 to 2 meters in length, were collected perpendicular to the strike of the gold skarn strike. Sample widths are not corrected to true width but rather are based on geological breaks or taken on pre-established intervals. The samples are assumed to be unbiased and geochemical results are therefore representative of the rocks exposed. Visual observations of gold grades in channel samples relative to nearby core samples appear to have good correlation. Channel samples are located by hand-held GPS units with ± 5 meter accuracy.

12.2.4 ESM Core Sampling Method and Approach

ESM has completed 11,950 meters of diamond drilling which was completed between February 2005 and May of 2008. A total of 67 holes were drilled (Figure 11.0.1) and sampled. Samples were initially based on geological contacts and sampled lengths ranged from less than one meter up to two meters. It became apparent that the gold mineralization extended across some geological boundaries and therefore the sampling protocol was changed to an interval length of 1.5 meters which is coincident with the sample length for RC drilling. Sample protocol for drill core is as follows;

·

Each hole is photographed prior to being disturbed (Plate 12.2.2.1).

Plate 12.2.4.1. Core Photo of DHE-08-62 Drilled in Las Calabazas Area

·

A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval.

·

Percent recovery and RQD is calculated and recorded.

·

Specific gravity is calculated and recorded for representative rock types at approximately two meter intervals.

·

Sample intervals are selected and clearly marked in the core box.

·

All intervals are cut in half using a masonry saw and one half of the core is saved for future reference and the other half is sent for geochemical analysis.

·

All sampling is supervised by onsite geologists in order to insure sample integrity.

Specific gravity (SG) is estimated in accordance with standard industry procedures by using either of two methods including; 1) volumetric, or 2) water submersion. SG comparisons between these methods show good correlation for average SG values within different rock types. Over 3,600 SG specimens have been estimated and are included in the Cerro Jumil sample database. Core holes are evenly distributed throughout the West, Las Calabazas, and Southeast Zones and so SG statistics for each rock type is representative for their respective area of the deposit.

12.2.5 ESM RC Sampling Method and Approach

ESM has completed 19,470 meters of RC drilling which was completed between January 2007 and May of 2008. A total of 106 holes were drilled (Figure 11.1) and sampled.

Two different RC sample collection methods were employed depending on if the drilling was completed dry or wet. All holes were collared dry and adequate sample recovery was generally good to depths of around 60 meters. In general, water was injected into the hole in order to improve or maintain sample recovery due to more difficult drilling conditions as a result of varying mineralogical alteration products and rock fracturing that is commonly associated with the gold skarn zone. All RC holes were sampled continuously at 1.5 meter intervals. Each interval was split in half using an adjustable riffle splitter resulting in duplicate samples for each interval. One sample was sent to the primary laboratory for analysis and the other was transferred to a secure storage building. After each run the riffle splitter and trays were cleaned with water and air to prevent any contamination of samples. Chips are taken from the storage duplicate and placed in a chip tray for drill hole logging purposes. Sample protocol for RC drill holes is as follows;

·

Representative chips collected for each 1.5 meter interval placed in trays and photographed after each hole is completed.

·

A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval.

·

Sample intervals are based on 1.5 meter intervals.

·

All intervals are split in half resulting in two samples of which one is put into storage and the other is sent for geochemical analysis.

·

All sampling is supervised by onsite geologists in order to insure sample integrity.

12.2.6 RC and Core Twin Hole Comparison

Two core holes were twinned by RC holes in order to see if grade and zone widths could be replicated between the two different drill methods. Both RC holes were collared within 2 meters of their respective core hole twin and drilled at the same azimuth and inclination to the original core hole. Down hole surveys show that the twin holes deviated from their original orientation and the separation between core and RC twins increased with depth. Most of the hole deviations were due to changes in the direction of the hole orientation of approximately 3° that occurred within the first 40 meters or so. Hole inclinations deviated slightly although not as dramatic as noted in the change of direction (azimuth). Deviation differences between the twin holes is considered to be normal for down hole surveys related to the Cerro Jumil deposit and their respective drill methods. Comparison of Au values between core and RC twin holes are shown in the Figure 12.2.6.1 graphs. Sampled intervals for both core and RC are on different intervals for their respective holes. Core interval sample length was based on lithology and alteration for earlier sampled core holes (DHE-06-18 core twin) resulting in variable sample lengths ranging from 0.5 up to 2 meters, and in some of the more recent holes sampling was done on one meter intervals regardless of lithology or alteration (DHE-06-22 core twin). All RC sample intervals are 1.5 meters in length regardless of lithology or alteration changes. Therefore, sample intervals for the core holes are more selective than the standard 1.5 meter RC intervals and so more variability is noted between adjacent core samples than in the approximated equivalent RC sample where grades tend to be smoothed over a longer interval length. After giving consideration to hole deviation, slightly different sample methods and interval lengths, the twin hole graphs show very good correlation for mineralized lengths and average sample grades.

Figure 12.2.6.1 Twin Hole Comparison between Core and RC Drill methods

Select intervals and average Au values for each of the twinned pairs including a low grade zone at top of the holes, 0.1 ppm Au bracketed interval, and higher grade zone within 0.1 limits is given in Table 12.2.6.1. For the twin pair DHE-06-18 and RCHE-07-02 the average grade in the selected intervals gives a very good correlation between the core and RC drill sample methods. Twin pair DHE-06-22 and RCHE-07-01 show reasonable comparisons for Au values within the selected intervals although a slight disparity between the two methods can be noted. Hole deviation and deposit grade variability may account for the average Au differences for the select intervals in this twin pair. Sample interval grade correlation between the core and RC twins is considered to be reasonable and no clear bias between the two drilling methods is evident.

TABLE 12.2.6.1 TWIN HOLE SELECT INTERVAL COMPARISON FOR AU
VALUES

12.2.7 RC Fines Overflow Analysis

Consideration was given to the possibility for the loss of gold and silver values in fine material that may have washed away or been lost due to water overflow in sample collection containers. Water was often injected into the hole during the RC drilling process in order to improve sample recovery that could become problematic in areas where there are voids, fractures or clay which is locally common in the zone of skarn development. In order to evaluate the possible loss of gold or silver values the fine sediment from the overflow in the sample collection containers was collected for 14 sample intervals and analyzed for gold and silver. The RC fines analytical results for both Au and Ag content was compared to the original sample and results are shown in Figure 12.2.7.1.

same graph as above but with the “Gold PPM” scale change to maximum value of 0.30 in order to easier view <0.3 sample comparisons.

Figure 12.2.7.1 Gold and Silver Comparison for Original Vs. Fines Overflow
Samples

The comparison shows that loss of gold under wet RC drilling conditions is not problematic at Cerro Jumil as seen in the close correlation between original gold values and the fine overflow material. Additional studies involving gold distribution in various size fractions of sampled material. Section 13.2.7, supports the RC fine overflow study results and so it is concluded that if any sample material is lost due to fine particles being washed away it would not have a significant biasing affect on analytical results.

Silver results relative to wet RC drilling conditions do indicate a possible slight loss in values as seen in the comparison of original and fine overflow samples. However, the fine overflow silver results are from a very low grade silver population and it is difficult to conclude a significant loss in silver values is consistent under wet RC drilling conditions. Additional original to fine (overflow) studies under wet RC drilling conditions will be needed to determine if silver grades are undervalued.

12.3 Sample Database

All information collected from the various sample sources are entered into a "master" database. In general, there are 6 separate categories of information recorded, depending on the data source, including the following;

1.

Location Data — includes the collar location for drill holes, starting point for channel samples, and point locations for soil/float and other types of samples, coordinate system used, and other pertinent information.

2.

Sample Data — includes sample numbers, hole or channel identification name, intervals (from-to where applicable), quality control (QC) information (standards, blanks, duplicates), rock type, sample date, and geochemical results as well as other pertinent information.

3.

Drill Hole Geology Summary — includes drill hole number, from-to intervals, rock type, and geological description.

4.

Core Recovery and RQD Data — includes hole number, from-to interval, percent recovery, RQD percent (based on the sum of all lengths greater than 2 times the core diameter for an given interval) and a description of any pertinent observations affecting recovery or RQD.

5.

Down-hole Survey — includes, drill hole number, depth survey was taken, true azimuth read from the survey tool used, magnetic azimuth (corrected true azimuth for local magnetic declination), and hole inclination.

6.

Specific Gravity (SG) measurements — taken in all core holes with SG estimates made for representative rock types approximately every two meters.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Pre-ESM, Prior to 2003 Acquisition

There is no information available regarding security of the samples handled by Teck and RCS. However, based on similar geochemical results from re-sampling of numerous trenches and outcrops by ESM that were previously sampled by Teck and RCS, there is no reason to believe that the assays are not representative of the mineralization found on the property. Both companies have a reputation for quality work producing reliable results.

13.2 ESM Sample Preparation, Analyses and Security

All sample preparation for geochemical analyses was done by ALS Chemex, a global mining and exploration analytical services company. ALS Chemex maintains a stringent Quality Assurance and Quality Control (QA/QC) program that reports internal analysis of blanks, duplicates, secondary, and standard reference material data to ensure the accuracy of their results.

Samples collected by ESM are taken under the direct supervision of experienced geologists and transported to a secured storage facility until shipped to the analytical laboratory. Up until January of 2006 samples were delivered by ESM personnel to Cuernavaca and shipped via freight (bus) directly to ALS Chemex's preparation facility in Guadalajara where ALS Chemex assumed custody of the samples. During January of 2006 the procedure was changed and arrangements were made for ALS Chemex or RGM to take custody of the samples at the ESM secure storage facility and transport them direct to the ALS Chemex Guadalajara preparation laboratory.

Samples collected by ESM including channel, trench, float, soil and other types of outcrop samples are secured in polyethylene bags with zip ties and shipped direct to ALS Chemex. Samples taken from diamond drill core follow a similar procedure except that the core is sawn in half and one half is put in a secure storage facility while the other half is shipped to ALS Chemex for analysis. Sample bags are clearly marked with the sample number on the outside of the bag and on a waterproof tag inside the bag.

Assay pulps and sample reject material are temporarily stored by ALS Chemex at their preparation facilities in Guadalajara until returned to the secure storage facility at the project site.

13.2.1 Sample Preparation, Assaying and Analytical Procedures

ALS Chemex is the designated laboratory for all geochemical analysis and all samples prepared and assayed by ALS Chemex used the following procedures;

·

Samples received at ALS Chemex Guadalajara sample preparation facility;

·

Samples are logged into a tracking system and a bar code label is attached;

·

Fine crushing of samples to better than 70% of the sample passing 2mm;

·

Splitting of sample using a riffle splitter;

·

Pulverizing the split to better than 85% of the sample passing 75 microns creating two sample pulps; and

·

One sample pulp shipped to ALS Chemex North Vancouver analytical laboratory for analysis and the second pulp put in storage for future reference.

All samples were analyzed for 34 elements using conventional induced coupled plasma (ICP) and atomic emission spectrometry (AES) analysis. In addition to the standard 34-element suite, gold was assayed by fire assay with an atomic absorption spectrometry (AAS) finish. Over limit values for silver, copper, lead and zinc were analyzed by ICP-AAS and for gold by fire assay with a gravimetric finish. Internal quality control measures incorporated by ALS Chemex include the insertion of standards, duplicates and blanks (about 10% of the total samples) in each analytical run. The QC data is analyzed to make sure the reference materials and duplicate analyses are within precision and accuracy requirements.

Several secondary laboratories were used as a check for analytical results produced by ALS Chemex including:

o

SGS de Mexico S.A. de C.V.

o

BSI Inspectorate de Mexico, S.A. de C.V.

o

Acme Analytical Laboratories

o

International Plasma Labs Ltd.

13.2.2 Laboratory Certification

ALS Chemex laboratories in North America are registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Quality Registrars. In addition to ISO 9001:2000 registration, ALS Chemex's North Vancouver laboratory has received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories". CAN-P-1579 is the Amplification and Interpretation of CANP-4D "General Requirements for the Accreditation of Calibration and Testing Laboratories" (Standards Council of Canada ISO/IEC 17025). The scope of the accreditation includes the following methods that are used for ESM sample analysis:

·

Au and Ag by Fire Assay/Gravimetric Finish;

·

Au by Fire Assay/AAS Finish;

·

Au, Pt, Pd by Fire Assay/ICP Finish;

·

Ag, Cu, Pb, Zn by Aqua Regia Digestion/AAS Finish; and

·

Multi-element package by Aqua Regia DigestionllCP Finish.

13.2.3 ESM Quality Control Measures

During the analytical process ESM implemented protocols to insure results were within acceptable accuracy limits. To check the accuracy of geochemical results ESM inserted a series of standards, blanks, and duplicates that totaled approximately 10% of the samples submitted. In addition, ESM has had original pulps checked by secondary laboratories, implemented analytical studies to check gold distribution for various size fractions of sampled material, RC fines overflow analysis, and compared sample variability by analyzing a second pulp from the original rejects or sampled material (A/B splits). A summary of the QC types are as follows;

Certified Reference Material — Standards;

¨

Pulp checks - by both primary (ALS Chemex) and secondary laboratories;

¨

Blanks — derived from either barren limestone outcrops or purchased silica sand;

¨

Duplicate analysis including:

¨

Field duplicates taken from both RC (sampled interval split in %) and Core intervals (sampled interval quartered);

¨

Duplicates derived from original rejects and analyzing a 2" pulp;

¨

Size fraction analysis — checking sample variability in both core rejects and RC samples;

¨

RC fines overflow analysis — produced from the injection of water to improve recoveries;

Routine QC samples submitted to the primary laboratory with each sample shipment during the course of the drill programs included certified standards, duplicates, and blanks. Secondary laboratories were primarily responsible to check original pulps and duplicates. A summary of pulp, blank, duplicate and standards submitted to both primary and secondary laboratories is shown in Table 13.2.3.1.

TABLE 13.2.3.1 SUMMARY OF QC SAMPLES CHECKED BY PRIMARY AND SECONDARY LABS

Sample Type Checks	No. Samples
Au Original Pulps	565
Ag Original Pulps	65
Au Duplicates (A/B split)	866
Ag Duplicates (A/B split)	758
Blanks	774
Standards	448

13.2.4 Standard Reference Materials

Certified reference material (CRM) or standards were submitted with each sample shipment during the course of the drill programs. A total of seven different standards were used and are summarized in Table 13,2.4.1. The NBG and NP2 standards, prepared by Hazen Research Inc. were used during the phase 1 and 2 drill programs and Rocklabs standards in phase 3. Standard pulps, consisting of 70-80 grams of material, were randomly inserted into each sample batch.

TABLE 13.2.4.1 STANDARDS USED FOR THE CERRO JUMIL PROJECT

Standard	Accepted Value		95% Con.lnt.	Lower Limit ppm	Upper Limit ppm	Source	Material
	Au ppm Std.Dev.
NBG	0.79	0.12	nd	0.711	0.869	Hazen	Rhyolite with veinlets
NP2	1.73	0.11	nd	1.557	1.903	Hazen	Jasperoid with pyrite
Ox044	0.197	0.013	0.005	0.184	0.21	Rocklabs Ltd	Feldspars with fine Au
OxD43	0.401	0.021	0.008	0.38	0.422	Rocklabs Ltd	Feldspars with fine Au

OxG38	1.031	0.036	0.015	0.995	1.067	Rocklabs Ltd	Feldspars with fine Au
OxH52	1.291	0.025	0.011	1.266	1.316	Rocklabs Ltd	Feldspars with fine Au
OxL25	5.852	0.105	0.048	5.804	5.9	Rocklabs Ltd	Feldspars with fine Au
nd — no data

Results for Au and Ag in the NBG and NP2 standards are shown in Figure 13.2.4.1. In standards NBG and NP2 each had one analytical failure for gold. Standard analytical failures are considered to occur when the results are above or below two standard deviations from the mean. When standard failures were identified the sample batch or portion thereof was re-analyzed to ensure sample results reported were within acceptable accuracy limits. Re-analysis of samples above and below the failed NBG and NP2 standards show good replication and therefore the associated data appears to be within acceptable accuracy limits. Not enough material remained from the failed standards for re-analysis and so it was not possible to confirm their stated value. Other standards, blanks, and duplicates within the sample batch returned expected values. The resulting quality control measures therefore validated the sample results.

The NP2 standard returned gold values consistently higher than the established mean but all below the +2 standard deviation threshold which may indicate a slight bias in values returned by ALS Chemex. Therefore, two secondary laboratories, International Plasma Lab Ltd. (IPL) and ACME Analytical Laboratories Ltd. (ACME), were used to analyze an additional 21 NP2 standards in order to verify possible bias in this standard. Table 13.4.2.2 shows the comparison of results between the different laboratories. ALS Chemex and ACME had similar analysis with both returning approximately 5.7-6.3% higher gold values than established by the Hazen mean. IPL results indicate a slight bias below the Hazen mean by approximately 7.4%. In all cases the gold analysis fell with 2 standard deviations of the mean established by the original Hazen NP2 standard (+2SD=1.95 g/t Au, - 2SD=1.51 g/t Au).

TABLE 13.2.4.2 NP2 STANDARD SECONDARY LAB CHECKS

Laboratory	NP2 Mean	% Difference Vs. Hazen
Hazen	1.730	----
ALS Chemex	1.834	5.67
ACME	1.846	6.29
IPL	1.601	(7.43)

NBG Standard - Gold
Au ppm
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
Sample Number
FinalAu_ppm
NBG Mean
NBG Mean+2SD
NBG Mean-2SD

NBG Standard - Silver
Ag ppm
25
23
21
19
17
15
13
11
9
7
5
Sample Number
FinalAg_ppm
NBG Mean
NBG Mean+2SD
NBG Mean-2SD

NP2 Standard - Gold
Au ppm
2.08
2.04
2.00
1.96
1.92
1.88
1.84
1.80
1.76
1.72
1.68
1.64
1.60
1.56
1.52
1.48
Sample Number
FinalAu_ppm
NP2 Mean
NP2 Mean+2SD
NP2 Mean-2SD

NP2 Standard - Silver
Ag ppm
30
28
26
24
22
20
18
16
14
12
10
Sample Number
FinalAg_ppm
NP2 Mean
NP2 Mean+2SD
NP2 Mean-2SD

Figure 13.2.4.1 Gold and Silver Results for Hazen Research NP2 and NBG Standards

Silver results for standard NBG returned very consistent values that fell between the standard mean and minus two standard deviations which may imply the analytical method used for silver analysis (ICP with aqua regia digestion) may undervalue silver results. This possible low bias reported for silver results as indicated by the NBG considered to be insignificant. Results for Ag in the NP2 standard show several failures above two standard deviations although 90% of the NP2 standards returned acceptable values that clustered above and below the mean grade. Other QC samples including standards, blanks, and duplicates indicated no bias or problems within the sample batches containing the NP2 Ag standard failures. Pulp checks returned expected values and therefore reported Ag results for samples within the sample batches, with the Ag standard failures, do not appear to indicate any analytical problems and Ag values reported are considered reliable.

Other standards used for the Cerro Jumil project were prepared by Rocklabs Limited, located in Auckland New Zealand, and include the standards OxL25, OxC44, OxH52, OxG38, and OxD43. As noted in Table 13.2.4.1 the standard deviation for these reference materials is very low and so the possibility for any analytical variability above or below two standard deviations from the mean is much more problematic than the standards prepared by Hazen where the established standard deviation is significantly greater. Graphs for the Rocklabs standards (Figure 13.2.4.2 thru 13.2.4.6) display lines representing both 2 and 3 standard deviations above and below the mean for reference and standard failures were considered for values above or below 3 standard deviations or if two consecutive standards fell outside of 2 standard deviations from the mean.

All analysis for standard OxC44 fell within 2 standard deviations of the standard mean and expected results were clustered around the mean. No analytical problems were associated with this standard.

One failure occurred in the standard OxD43 (sample No.406058) where results returned values of 4.76 and 4.14 git Au respectively in the original and re-analysis of the submitted standard. Check analysis for surrounding samples, all of which are near or below detection limits, show good replication implying that the sample results for the standard is erroneous.

Figure 13.2.4.4 Rocklabs Standard OxG38

Results for Standard OxG38 indicate relatively good replication with the exception of samples 110697 and the consecutive samples 734306 and 734406. Re-analysis indicated similar values and check analysis for the surrounding samples within the respective sample batch returned expected results. Other QC samples within each sample batch did not indicate any bias and so the reported results are within acceptable accuracy limits. Overall, the majority of results for standard OxG38 tend to be biased low as seen in the graph where the majority of results tend to fall below the sample mean. Other standards and QC checks do not indicate that the reported results for other samples are biased low and so the results are believed to be within acceptable accuracy limits.

Figure 13.2.4.5 Rocklabs Standard OxH52

Only one failure for standard OxH52 occurred (sample 320605) where the original value reported was 1.06 g/t Au and check analysis returned 1.205 g/t Au. Surrounding samples within the sample batch are generally below 0.02 g/t Au and check analysis confirmed their values. Other QC data indicates no bias within the sample batch and so the reported values are considered to be accurate as initially reported.

Figure 13.2.4.6 Rocklabs Standard OxL25

The Rocklabs standard OxL25 indicates more variability both above and below the mean than was noted in the other Rocklabs standards. Investigation for the cause for this was inconclusive although one possibility was given by ALS Chemex stating that "the majority of standard failures are related to fluxing issues" and this could be problematic with the OxL25 standard. The majority of analysis fall within 2 standard deviations and the remaining failures were investigated extensively. In the majority of cases, re-analysis of samples surrounding the failed standards replicated the original results and other QC data indicated that reported values are within acceptable accuracy limits.

Over 300 pulps were re-analyzed by ALS Chemex as a result of monitoring reported results for CRM's and identifying potential analytical problems during the exploration program. If checked pulps indicated a bias or incorrect results from what was originally reported then ALS Chemex issued a "corrected certificate" for the analytical results reported and the Cerro Jumil database was updated with values reported in the corrected certificate.

13.2.5 Blank Samples

Blank samples are inserted into the sample stream on average one for every 30 samples submitted, Initially ESM inserted blanks every 20 samples on regular intervals but has since adopted the procedure of inserting them on irregular intervals. The blank samples were initially composed of un-mineralized limestone taken from an outcrop near the property and used for phase 1842 drill programs. During phase 3 silica sand was purchased and used as the blank material submitted with each sample shipment. While these are not an "official" or "certified" blank samples there have been an adequate number of samples analyzed establishing the grade that indicates the material used is barren. Based on the assumption that the samples are truly "blank", there appears to be a very small and insignificant amount of contamination resulting from sample preparation and analytical procedures as shown in Figure 13.2.5.1. Acceptable values for blank samples are considered to be analysis returning less than five times the lower detection limit (LDL). The LDL for Au and AG are 0.005 and 0.2 ppm respectively and therefore values equal to or less than 0.025 ppm for Au and 1.0 ppm for silver are considered to be within acceptable analytical limits. Of the 774 blanks submitted 97% returned values of less than 0.025 ppm for Au and 98% less than 1.0 ppm for silver.

Figure 13.2.5.1 Gold and Silver Results in QC Blank Samples

13.2.6 Original Pulp and Duplicate Sample Analysis

Numerous QC checks have been completed during the three drill program phases including pulp and duplicate analysis for Au and Ag by both primary and secondary laboratories.

Several different types of duplicate analysis have been completed that include the following;

o

Producing a second independent pulp from the reject of the original sample, also referred to as A/B splits by both primary and secondary laboratories (Au and Ag analysis

o

For select intervals, producing two independent samples (also referred to as field duplicates or A/B splits) using half of the core and creating two samples from the same interval by splitting it in half again (1/4 core samples) or in the case of RC samples taking the original sample and splitting it in half (Au and Ag analysis)

o

Pulp check analysis, of original pulps, for select Au samples by secondary laboratories.

A summary for the various pulp and duplicate analysis is shown in Table 13.2.6.1 and a discussion for each check analysis type is given in the following paragraphs.

TABLE 13.2.6.1 PULP AND DUPLICATE SUMMARY

Check Analysis Type	Number of Samples	Avg Gd	Avg Gd	Carrel
		Original (ppm)	Duplicate (ppm)
Ag ALS Drill Field Dup - Ph3	732	3.573	3.707	0.907
Au ALS Drill Field Dup - Ph3	732	0.282	0.282	0.964
Au ALS Reject Dup NB split - Ph18,2	26	1.710	1.661	0.967
Ag ALS Reject Dup NB split - Phi &2	26	4.254	4.808	0.983
Au ALS vs SGS Dup A/B Split	108	1.889	1.645	0.986
Au ALS vs lnsp Pulp Check	84	1.061	1.102	0.996
Au ALS vs SGS Pulp Check	138	2.744	2.661	0.998

ALS = ALS Chemex Laboratories

Insp = BSI Inspectorate de Mexico, S.A. de C.V. SGS = SGS Laboratories

CC Check = Samples with related CC errors identified Ph1 &2 = Phase 1 and Phase 2 drill programs

Ph3 = Phase 3 drill program

Correl = Correlation Coefficient

Field duplicates were collected for 732 randomly selected intervals during the phase 3 drill campaign including both core and RC sampled intervals. All samples were submitted to the primary laboratory, ALS Chemex, as part of the routine sample shipments. Half of all sampled intervals are archived for future reference, metallurgical testing or check analysis. Therefore, the field duplicates represent the originally sampled interval split in half resulting in 1/4 of the original core and RC intervals sent to the laboratory for analysis (i.e. V4 of the interval is considered a duplicate and the other 1/4 the original sample).

Results for Ag and Au field duplicates, phase 3 drill program, are shown on absolute value of the relative difference (AVRD) charts shown in Figure 13.2.6.1 where AVRD is defined as the absolute value of the original sample minus pair mean (PM), where PM is the original and duplicate sample averaged, divided by the PM.

Figure 13.2.6.1 AVRD Charts for Gold and Silver Field Duplicates, Phase 3 Drill
Program

EMS considers field duplicates to have a good correlation if at least 90% of the population has relative differences of less than 30%. At the 90th percentile for Au and Ag relative differences are less than 24 and 22% respectively.

For the phase 1&2 drill programs the duplicate sample was made by taking the original reject and producing a second pulp (A/B split) to be analyzed as the field duplicate. AVRD charts were developed using the same methodology as in the above phase 3 field duplicate charts and results are shown in Figure 13.2.6.2.

Figure 13.2.6.2 AVRD Charts for Gold and Silver Field Duplicates, Phase 1&2 Drill
Program

Field duplicates for phase 1&2 drill programs give similar results to values noted in the phase 3 drill program where relative percent difference for field duplicates is less than 30% for samples below the 90th percentile of the population.

Field duplicate checks in phase 1, 2, and 3 drill programs all show good reproducibility for both Au and Ag and fall within acceptable accuracy limits for this type of duplicate sample analysis.

In addition to the above field duplicate analysis a total of 108 field duplicate samples consisting of original rejects were sent to a secondary laboratory, SGS Mexico, and their results are shown in an AVRD chart in Table 13.2.6.3.

Figure 13.2.6.3 AVRD Chart for Field Duplicates between ALS Chemex and SGS
Mexico

Overall the results for the field duplicate comparison between ALS Chemex and SGS Mexico indicate good correlation with over 90% of the samples having a relative per cent difference (RPD) of less than 30%.

Two separate studies were completed using secondary laboratories to check analytical results reported by the designated primary laboratory ALS Chemex. Secondary laboratories used for original pulp checks included Inspectorate Laboratories of Sparks, Nevada and SGS Mexico. A total of 84 original sample pulps were sent to Inspectorate and 138 to SGS. Results for the secondary laboratory pulp checks are shown in AVRD charts in Figure 13.2.6.4.

Figure 13.2.6.4 AVRD Chart for Secondary Lab Pulp Checks

Both secondary lab pulp check analysis indicate good replication of the original ALS Chemex Au assay. Approximately 90% of the pulps have a relative per cent difference of less than 15% between primary and secondary analysis. Results of the secondary laboratory pulp check analysis is considered to be within acceptable accuracy limits and substantiates ALS Chemex's originally reported values.

13.2.7 Size Fraction Analysis

An analysis was also undertaken to determine if gold has a preferential size fraction distribution. Alteration, mineralization, faulting and other geologic factors typically influence the amount of recovered material for any given interval and a size fraction analysis helps to establish if a bias, based on the size of material recovered, in gold values reported is problematic. Two separate studies were completed for gold distribution based on various size fractions including 11 samples from core rejects and 11 from RC sample intervals.

Drill core intervals and their reject material were screened into five size fractions and analyzed by ALS Chemex. Results for each size fraction are summarized in Figure 13.2.7.1.

An additional 11 mineralized intervals selected from RC samples were sent to SGS for gold distribution analysis. These samples were screened into seven size fractions and the results for each size fraction are summarized in Figure 13.2.7.2.

Results for both core and RC size fraction analysis indicate a homogeneous gold distribution and therefore no bias in analytical results based on sample recovery is perceived as a problem.

SAMPLE 199797
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 199806
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683043
Percent
40
30
20
10
0
Size Fraction
% Weight
% Au

SAMPLE 683194
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683044
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683135
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683200
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683562
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au
% Weight
% Au

SAMPLE 683838
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683565
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683717
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

Figure 13.2.7.1 ALS Size Fraction Analysis for Gold distribution in Core
Samples

Figure 13.2.8.1 SGS Size Fraction Analysis for Gold distribution in RC samples

13.2.8 Opinion on Sampling, Preparation, Security and Analytical Methods

It is the author's opinion that the adequacy of sampling, sample preparation, security and analytical procedures were conducted by reputable personnel and in accordance with standard industry practice. Sampling methods, sample preparation and analytical procedures are appropriate for the type of mineralization recognized at Cerro Jumil.

14.0 DATA VERIFICATION

14.1 Independent QP Data Verification

14.1.1 independent Duplicate Core and RC Samples

Co-author of the September 2008 report and QP, Dean Turner, P.Geo., conducted independent verification of sampling results from both core and reverse circulation drill samples during the Cerro Jumil site visit January 16-17, 2008. Turner selected three core holes, and one RC hole from review of ESM drill logs. The holes were selected to be representative of typical alteration and grade ranges for the mineralized and skarn altered zones at Cerro Jumil. All duplicate samples were taken either directly by Turner, or under his supervision.

For the diamond holes chosen, the core boxes were retrieved from ESM's secure, on- site storage building, laid out, and the logs reviewed. Holes DHE-05-01, DHE-05- 13, and DHE-06-28 were selected for review. Intervals were identified by Turner for duplicate sampling, and the 1/2 core sawn into quarters, with 1/4 core bagged for duplicate analysis and the other 1/4 core retained in the core box archive (Plates 14.1.1.1 and 14.1.1.2). For intervals composed of broken and friable material, efforts were given to take a representative subsample of the core material, with careful attention given to acquiring fine as well as coarse material. The duplicate % core was bagged, labeled with an anonymous sample number, and secured pending shipment.

Plate 14.1.1.1 Core Duplicate Sampling     Plate 14.1.1.2 Diamond Sawing 1/4 Core

For the RC duplicate sampling. ESM's secure sample storage facility in the village of Rodeo, directly adjacent to the Cerro Jumil property, was visited (Plate 14.1.1.3). Hole RCHE-04-07 was selected, and the RC sample splits (testigos) retained in ESM's archive were retrieved, re-bagged, re-labeled with an anonymous sample number, and secured pending shipment (Plate 14.1.1.4).

Plate 14.1.1.3 ESM Rodeo Storage            Plate 14.1.1.4 RC Duplicate Sampling Facility

The duplicate samples remained under Turner's control until shipment via commercial bus service to Chemex's sample preparation laboratory in Guadalajara. The samples were analyzed for gold at Chemex's Vancouver laboratory using a one assay ton fire assay with AA finish (Chemex code Au-AA23), and silver underwent aqua regia digestion and analysis via ICP/AES (Chemex code ME-ICP41). Digital assay certificates were sent to Turner, and he subsequently confirmed the reports via direct Internet download from Chemex's Webtrieve system.

QA samples included by Turner with his duplicates were comprised of two 'blank' samples and three gold certified standards from Geostats Pty. Ltd., including one G902-3 (0.42 ppm Au) and two G305-6 (1.48 ppm Au) CRMs. The QA sample gold assays were precisely and accurately reported by Chemex, and passed all QC tests.

The duplicate analyses for gold and silver show good correspondence between the original ESM sample results and the independent sample assays (Table 14.1.1.1 and Figures 14.1.1.1 and 14,1.1.2). However, the original ESM samples on average assayed 10.7% higher for gold and 14.6% higher for silver. These higher averages are due to one high-grade sample (673524) from DHE-06-28 that assayed 14.2 g/t Au and 52.5 g/t Ag versus duplicate analyses of 0.18 g/t Au and 36.2 g/t Ag. Elimination of this outlier sample gives averages of 3.83 g/t Au and 5.81 g/t Ag for the originals versus 4.25 g/t Au (11% higher) and 5.67 g/t Ag (2.4% lower) for the duplicates. Review of the drill core photo for 673524 highlights that this interval is composed of broken and rubbley garnet-wollastinite skarn. Clearly this specific sample interval demonstrates nugget effect. Otherwise, the linear correlation between the original and duplicate drill samples establish that ESM's drill sample assay results for gold and silver are reliable and reproducible within the context of geologic variance expected for a gold skarn deposit.

TABLE 14.1.1.1 ORIGINAL ES M DRILL SAMPLE  AND INDEPENDENT DUPLICATE GOLD-SILVER RESULTS.

ORIGINAL DRILL SAMPLE						DUPLICATE SAMPLE
Drill Hole	Sample #	From	To	Au glt	Ag glt	QP Samp#	Au glt	Ag glt
DHE-05-01	199028	47.8	48.9	0.07	26.0	602514	0.13	31.7
DHE-05-01	199029	48.9	50.0	1.58	10.1	602515	7.25	8.2
DHE-05-13	199941	48.7	50.6	0.23	2.1	602510	0.21	2.3
DHE-05-13	199942	50.6	52.0	1.72	5.8	602512	0.70	4.1
DHE-05-13	199943	52.0	54.0	3.01	3.5	602513	1.87	2.7
DHE-06-28	673503	67.0	68.0	8.07	5.5	602501	8.83	6.6
DHE-06-28	673504	68.0	69.0	3.46	12.1	602502	3.03	12.5
DHE-06-28	673512	76.0	77.0	0.31	7.8	602503	0.30	3.1
DHE-06-28	673513	77.0	78.0	1.58	2.5	602504	1.89	2.1
DHE-06-28	673523	87.0	88.0	0.20	6.6	602507	0.20	6.1
DHE--06-28	673524	88.0	89.0	14.20	52.5	602508	0.18	36.2
RCHE-07-47	115236	57.0	58.5	0.25	1.5	602516	0.27	1.6
RCHE-07-47	115237	58.5	60.0	1.14	1.0	602517	0.98	0.8
RCHE-07-47	115238	60.0	61.5	2.94	0.9	602518	2.94	1.4
RCHE-07-47	115249	73.5	75.0	26.60	4.2	602520	28.40	3.7
RCHE-07-47	115250	75.0	76.5	7.51	2.3	602521	8.14	2.8
RCHE-07-47	115251	76.5	78.0	2.65	1.0	602522	2.92	1.0
Average				4.44	8.55		4.01	7.46

14.1.2 Independent Drill Assay Database Audit

Turner conducted an independent drill database audit to ensure the veracity of gold-silver assays used for resource modeling. Twenty-one Chemex drill assay certificates representative of the core and RC drilling over time were selected as a check against the digital drill assay database provided by ESM. The certificates were downloaded directly by Turner from the Chemex Webtrieve site. These certificates represent over 2000 individual assay results, or approximately 10% of the drill database. The gold-silver assays reported in the certificates were crosschecked by sample number against the entry in the database, with zero errors or discrepancies. This 100% fidelity is a strong endorsement of ESM's data handling protocols and procedures, and firmly establishes the high quality of the assay database for resource modeling.

14.2 ESM Internal Data Verification

Both internal and external laboratory quality control procedures, sampling method and handling protocols meet or exceed standard industry practice. Geochemical and/or assay results are added to the database by a computer program that uses the unique sample identification number to download the data and tie it to its appropriate location, sample type, interval, and other pertinent information eliminating manual data entry error. ESM runs routine checks for data verification that include the following;

o

Check and review drill site locations and surveyed coordinates

o

Examination of assay certificates and —10% spot check of results input into the database

o

Continual review of QAQC procedures and results

o

Validation of the database to check for inconsistencies such as missing intervals, out of sequence records, duplicate sample numbers, or typographical errors

o

Comparison of drill logs to database information for lithology, sample numbers and other pertinent information

o

Review and check of geological plan and cross-section maps with database information

o

Frequent project site visits and review of procedures and results derived from ongoing exploration drilling, mapping, sampling and other related activities

The co-author of this report, Bond, has been involved with this project since its inception, and believes that the data verification procedures are adequate, and the results reported are reliable.

15.0

ADJACENT PROPERTIES

There are no significant properties as defined by NI 43-101 adjacent to Cerro Jumil.

16.0

METALLURGICAL TESTING

16.1 SGS Metallurgical Testing

Preliminary bottle roll testing was completed on one composite sample from the West Zone and two from the Southeast Zone during 2005 and 2006. Based on the geological logs, mineralogical observations, and geochemical results it is believed that the composites are typical for the different areas of the deposit.

In 2005, bottle roll testing examining the effect of grind size and NaCN concentration on gold and silver recovery for the West Zone was done on multiple samples from composite #1. The metallurgical sample was from drill hole DHE-05- 01 from 48.9 to 85.2 meters with a weighted average grade of 2.24 Au g/t and 19.52 Ag Wt. ALS Chemex composited the sample from reject material stored at their sample preparation facility in Guadalajara and shipped the composite (#1) directly to SGS Lakefield Research Limited. Metallurgical testing was done by SGS Lakefield's facility in Lakefield, Ontario, Canada.

A 1 kg test charge was ground and split into 500 gram charges. One charge was re- pulped with fresh water to 33% solids in a 2.5 liter bottle. Lime and NaCN were added and the bottle was placed on rolls for 48 hours. NaCN concentration and alkalinity were monitored and maintained throughout the duration of the leach period and dissolved 02 concentration was measured occasionally. At the end of the leach period, the pulp was filtered. The pregnant solution was collected and submitted for Au and Ag analyses. The filter cake was thoroughly washed several times with water. The wash solution was discarded. The filter cake was dried and submitted for Au, Ag and size analyses. Results for composite #1 reagent consumption and 48 hour extraction rates are shown in Table 16.1.1. Composite #1 Au and Ag extractions ranged from 92.3% to 95.6% and 48.3% to 65.1% respectively. Grind size had little effect on overall gold extraction over the size range tested. Further test work is required to fully characterize the ore and to optimize a processing flowsheet.

TABLE 16.1.1 2005 BOTTLE ROLL TESTS - WEST ZONE

					48 h				Head
Test	Conditions		Reag. Cons.		Extraction		Residue		(calc.)
	K80	NaCN	NaCN	CaO	Au	Ag	Au	Ag	Au	Ag
	pm	gIL	kg/t	kg/t	%	%	g/t	g/t	g/t	g/t
CN-1	94	0.5	0.64	2.68	92.3	48.3	0.18	8.7	2.34	16.8
CN-2	94	1.0	0.73	2.74	95.6	61.1	0.10	6.4	2.29	16.5
CN-3	44	0.5	0.66	2.83	94.6	54.6	0.12	7.4	2.23	16.3
CN-4	44	1.0	0.78	2.80	95.2	64.4	0.11	6.2	2.31	17.3
CN-5	32	0.5	0.87	2.91	95.2	59.5	0.11	6.9	2.31	17.0
CN-6	32	1.0	1.04	2.99	94.1	65.1	0.13	5.9	2.22	16.9

Bottle roll testing to examine the effect of grind size, NaCN consumption and gold recovery from composites #2 and #3 taken from the Cerro Jumil Southeast Zone was completed in 2006. The metallurgical samples were from drill hole's DHE-05-17 (composite #2) and DHE-06-29 (composite #3) composited from 123.9 to 151.0 meters and 33,0 to 101.0 meters, respectively. Average gold grades of the samples making up composite #2 and #3 were 1.09 and 2,88 g Au/t, respectively. ALS Chemex made the composite samples from reject material stored at their sample preparation facility in Guadalajara and shipped them directly to SGS Lakefield Research Limited. Metallurgical testing was done by SGS Lakefield's facility in Lakefield, Ontario, Canada.

A 1-kg test charge was ground and split into 500 g charges. One charge was re- pulped with fresh water to 33% solids in a 2.5 L bottle. Lime and NaCN were added and the bottle was placed on rolls for 48 hours. NaCN concentration and alkalinity were monitored and maintained throughout the duration of the leach period, as described below. At the end of the leach period, the pulp was filtered. The pregnant solution was collected and submitted for Au and Ag analyses. The filter cake was thoroughly washed several times with water. The wash solution was discarded. The filter cake was dried and submitted for Au and size analyses. Results for composite #2 and composite #3 reagent consumption and 48 hour extraction rates are shown in Table 16.1.2.

TABLE 16.1.2 2006 BOTTLE ROLL RESTS - SOUTHEAST ZONE

Test	Sample	Conditions K80 pm	NaCN gIL	Reagent Consumption NaCN kglt	CaO kg /t	48 h Extraction Au %	Residue Au glt	Head (talc.) Au glt
CN-7	Comp #1	87	0.5	0.19	2.98	88.2	0.10	0.85
ON-8	Comp #1	87	1.0	0.31	2.78	89.4	0.09	0.85
CN-9	Comp #1	46	0.5	0.17	2.86	90.2	0.08	0.82
CN-10	Comp #1	46	1.0	0.68	3.02	91.3	0.07	0.80
ON-11	Comp #1	36	0.5	-0.18	2.98	90.6	0.08	0.85
CN-12	Comp #1	36	1.0	0.34	3.12	91.2	0.07	0.80
CN-13	Comp #2	133	0.5	0.07	1.45	87.8	0.29	2.38
CN-14	Comp #2	133	1.0	0.71	1.37	89.1	0.26	2.40
CN-15	Comp #2	57	0.5	0.06	1.47	95.2	0.12	2.48
CN-16	Comp #2	57	1.0	0.09	1.61	94.5	0.13	2.28
ON-17	Comp #2	43	0.5	0.10	1.58	95.9	0.10	2.44
CN-18	Comp #2	43	1.0	0.12	1.61	96.1	0.10	2.54

Gold extractions ranged from 88.2% to 91.3% and 87.8% to 96.1% for composite #2 and composite #3 respectively. Due to expected low silver grades, silver was not analyzed for in the two Southeast Zone composites. Grind size had some effect on overall gold extractions over the size range tested, most notably with composite #2. Slightly higher extraction rates were observed using the higher NaCN concentration in both composites. Further test work is required to fully characterize these ores and to optimize a processing flowsheet.

In early 2007 a hulk sample from the Southeast Zone was submitted to SGS Lakefield for column leach testing to determine recovery of gold and silver by cyanidation. Two column tests were prepared using particle sizes of 1" and 3/,' material. Each column contained a 50 kilogram sample. The rate of gold and silver extraction was determined by analyzing the pregnant solution daily over a 61 day leach period. After 61 days the two columns were washed until the outflow solution was at a neutral pH. Gold and silver extraction results are given in Table 16.1.3.

TABLE 16.1.3 SGS COLUMN LEACH TEST RESULTS, SOUTHEAST ZONE BULK SAMPLE

Column	Extraction (%)		Consumption kg/t
	Au	Ag	NaCN	CaO
1"	72.02	67.55	1.20	35.51
3/a"	73.14	55.54	1.09	44.82

Both column tests indicated that extraction rates peaked around 50 days and no percolation problems were identified within the columns. The very high CaO consumption reported by SGS has been attributed to the use of degraded lime for pH control. Additional testing will be required to determine CaO consumptions during heap leaching.

16.2 CAMP Metallurgical Testing

The Center for Advanced Mineral and Metallurgical Processing (CAMP) completed additional testing on Cerro Jumil core samples from the West Zone (WZ) and the Las Calabazas Zone (LCZ) and on a small amount of material from the southeast Zone (SEZ) totaling about 200 kg of material. Tests completed by CAMP included Automated Mineral Liberation Analysis (MLA), XRD, ICP elemental scans, fire assay, sulfur and carbon speciation, specific gold and silver deportment and comprehensive analysis of the representative Cerro Jumil resource sample. A Bond Work Index and the Relative Abrasion Index of the sample was also determined.

Bulk density measurement of W2 and LCZ core samples supplied from the Cerro Jumil project was also undertaken.

Comprehensive bottle roll testing of the sample with variables such as time, pH, pulp density, grind size, reagent concentration and guided by Stat Ease Design of Experimentation software was used to optimize the potential and parameters for heap leaching. Gravity concentration of the sample with Wilfley table concentration was performed.

Results of the testing demonstrated that there were no unusual situations in the mineralogical make-up of the ore that might preclude using heap leach as the processing option. Specific results for the various tests include:

·

Bond Work and Abrasion Index Testing - Work and abrasion index testing carried out on W2/LCZ materials shows the material is moderately hard and deemed moderately abrasive as well. It had Bond Work Index of 12.86 Kw hr/ton to 100 mesh and an abrasion index of 0.230 to 0.430.

·

Bottle Roll Testing - The results of the bottle roll testing are shown below in Table 16.2.1

TABLE 16.2.1. DESIGN EXPERT MATRIX AND MEASURED RESPONSES FOR AU AND AG.

Standard Run No.	Factors					Responses, % Recovered
	A:Time	B:NaCN Conc	C:Lime	D:Size	E:Solids Conc	[Ag]	[Au]
	Hrs	g/L	g/L	inches	giL
1	168	1.5	1	1.5	50	47.2	76.2
2	24	0.5	1	1.5	50	39.6	54.6
3	24	1.5	2	1.5	30	40.3	58.2
4	24	1.5	2	0.5	50	37.8	61.4
5	168	0.5	2	1.5	50	42.1	73.2
6	24	0.5	2	0.5	30	36.7	59.3
7	168	1.5	2	0.5	30	48.9	78.7
8	168	0.5	1	0.5	50	43.3	74.9
9	168	0.5	1	1.5	30	42.3	73.7
10	24	1.5	1	0.5	30	43.1	63.4
11	96	1	1.5	1	40	45.4	68.5
12	96	1	1.5	1	40	44.5	67.1
13	96	1	1.5	1	40	46.2	69.2

Gravity Concentration Testing - Gravity testing of Cerro Jumil ores using Wilfley table concentration guided by Sta ease optimization was conducted for two different size distributions. These are shown in Tables 16.2.2 through 16.2.5.

TABLE 16.2.2. WILFLEY TABLE TESTING FINER SIZE DISTRIBUTION.

Size Analysis				Fraction	Fraction
Size (um)	Wt (g)	% Retained	% Passing	Au, o/T	% Au
+106	23.09	9.38	90.62	0.058	8.19%
+75	45.89	28.02	71.98	0.088	24.71%
+63	155.48	91.19	8.81	0.060	57.07%
+325	11.59	95.90	4.10	0.078	5.53%
+400	2.06	96.74	3.26	0.094	1.18%
+20	6.73	99.47	0.53	0.059	2.43%
-20	1.3	100.00	0.00	0.111	0.88%

TABLE 16.2.3. WILFLEY TABLE TESTING FINER SIZE DISTRIBUTION RESULTS

Wilfley Separation			
Section	Au/o/T	% Au	Conc Factor
1 (tails)	0.023	15.19%	0.592
2 (mids)	0.026	38.85%	0.670
3 (mids)	0.093	27.26%	2.396
4 (con)	0.146	18.70%	3.761

TABLE 16.2.4 WILFLEY TABLE TESTING COARSER SIZE DISTRIBUTION

Size Analysis				Fraction	Fraction
Size (um)	Wt (g)	% Retained	% Passing	Au, o/T	% Au
+425	2.77	1.11	98.89	0.175	3.27%
+300	37.98	16.40	83.60	0.038	9.72%
+150	70.96	44.95	55.05	0.047	22.47%
+106	22.61	54.05	45.95	0.058	8.83%
+75	17.39	61.05	38.95	0.058	6.79%
+45	30.77	73.43	26.57	0.060	12.44%
-45	66.03	100.00	0.00	0.082	36.48%

TABLE 16.2.5. WILFLEY TABLE TESTING COARSER SIZE DISTRIBUTION RESULTS.

Wilfley Separation			
Section	Au/o/T	% Au	Conc Factor
1 (tails)	0.023	7.19%	0.506
2 (mids)	0.026	39.91%	0.572
3 (mids)	0.093	21.88%	2.047
4 (con)	0.262	31.03%	5.767

Based on the testing completed CAMP provided the following recommendations and conclusions:

o

Bottle roll testing of the WZ and LCZ ores seems consistent with past data;

o

Further work needs to be done on the SEZ materials. The SEZ material testing should be done on more representative samples of that zone as the number of holes used was minimal;

o

Gravity concentration especially when applied to fines from crushing, seems promising and should be further confirmed and optimized;

o

All of the column work conducted by SGS is now in doubt due to the issue with the use of old calcified lime and the subsequent massive amounts utilized for pH control. Conceivably, the overuse of these solids in testing may have inhibited the fluid solids reaction path kinetically and thereby artificially decreased the precious metals recovery.

Lyntek (2009) has utilized the test results from the SGS and CAMP work to estimate recoveries, reagent use, and design a process flow sheet.

17.0

MINERAL RESOURCE ESTIMATE

The Cerro Jumil gold-silver mineral resource was estimated by co-author Dean Turner, P.Geo. an independent qualified person as defined by National Instrument 43-101. The Cerro Jumil geologic and resource models were based upon an independent field review of the property, as well as checks on, and assessment of, the drill data, quality assurance/quality control results, and geologic interpretation of the gold-silver mineralized zones. This Section 17 is the sole responsibility of Turner, and reports on the modeling procedures and assumptions, grade estimation parameters, and resulting mineral resource estimate and classification. The primary tools used for this work included the Vulcan, GSLIB, and Systat software packages. Turner has reviewed and agrees with all other sections of this report, and supports that the conclusions are accurate, reliable, and fully disclosed. Turner is not aware of any environmental, permitting, legal, title, socio-economic, mining, or metallurgical issues that would materially affect the Cerro Jumil mineral resources.

17.1 Drill Hole Database

The Cerro Jumil geologic model and gold silver resource were based upon the drill hole database provided by ESM as of September 1, 2008. The database represents over 32,000 meters of core and reverse circulation drilling, details of which are described in Section 11 of this report. These data were provided digitally as 1) surveyed drill collars in UTM meters, 2) down-hole surveys, 3) assays consisting of gold, silver, and multi-element geochemistry, and 4) detailed geologic logs. ESM has diligently followed 43-101 and CIM compliant procedures and protocols for drilling, sampling, assaying, QA/QC, and data verification. As a result, the quality of the drill database used to estimate the Cerro Jumil gold-silver resources is judged to be reliable, accurate, and reproducible. Figure 17.1.1 is a plan map representing the drill database used for the resource modeling of the Southeast Zone (SEZ), Las Calabazas Zone (LCZ), and West Zone (WZ), as well as cross section lines referenced in this section.

Figure 17.1.1 Drill Hole Plan Map with Cross Section Lines

17.2 Geologic Model

The Cerro Jumil geologic model was based upon: 1) statistically derived mineralization envelopes from gold and silver drill assays, 2) logged lithology and alteration, and 3) down-hole multi-element anomalies associated with gold and silver mineralization. These data were used to build an integrated geologic model for the gold and silver mineralized zones, as well as for important unmineralized rock units.

17.2.1 Definition of Gold and Silver Mineralized Envelopes

The drill hole database assays were statistically analyzed within logged rock and alteration types in order to characterize their geologically controlled grade distributions. This review initially focused on the SEZ due to its detailed drill delineation. ESM recorded drill log geologic information including lithology, sublithology, and alteration. Statistical summaries by the major rock/alteration types simply confirmed that gold mineralization is preferentially hosted in skarn altered rocks (35 % of the drill intervals, average = 0.77 g/t, median = 0.28 g/t gold). There were also cases of significant mineralization in other alteration types, most importantly marble (31% of the drill intervals, average = 0.17 g/t, median = 0.02 g/t gold). The other rock/alteration types (i.e., limestone/marble, limestone, feldspar porphyry) were generally poorly mineralized, or unmineralized, with respect to gold. Most notably, this includes the quartz porphyry unit that has been interpreted as post-mineralization in age.

Univariate statistical review of drill hole gold and silver assays yielded thresholds for interpreting grade envelopes within the skarn-altered and drill log coded SEZ, LCZ, and WZ. The gold data was reviewed for the combined SEZ-LCZ and the WZ as Log10 histograms, Logi° probability plots, and length-weighted statistics (Figures 17.2.1.1 and 17.2.1.2). The combination of the SEZ-LCZ drill data was based upon the assumed transitional nature of the gold mineralization between the two zones during the early stages of the study.

The primary feature of the SEZ-LCZ distribution is a polymodal population, with an obvious break at 0.1 ppm, a more subtle inflection at 1.0 ppm, and a high-grade outlier population at 10 ppm gold. The WZ distribution also has a polymodal distribution, with a very clear break at 0.1 ppm, a subtler inflection around 1.0 ppm, and an outlier population at 5.0 ppm gold. The 0.1 and 1.0 ppm (g/t) thresholds were consistent between the SEZ-LCZ and WZ populations, and were used to delineate low grade and high grade gold envelopes for the geologic model.

The most significant silver mineralization occurs within the WZ. The histogram and probability plots for silver portray a symmetric log distribution, with a positive tail starting at 10 to 20 ppm (g/t) and an outlier population at approximately 100 to 125 ppm (g/t) silver (Figure 17.2.1.3). The 10 ppm (g/t) threshold was selected for defining the silver mineralization envelopes.

Histogram
Number of Data 4880
number trimmed 1
mean .7556
std. dev. 1.7735
coef. of var 2.3472
maximum 58.3000
upper quartile .9540
median .2970
lower quartile .0620
minimum .0020
weights used
Frequency
.0000
.0100
.0200
.0300
.0400
.0500
0.001
0.01
0.1
1
10
100
AUPPM

Probability plot
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
.2
.1
.01
.0010
.010
.10
1.0
10.
100.
AUPPM

Figure 17.2.1.1 SEZ-LCZ Drill Hole Gold Log10 Histogram and Probability Plot

.

Histogram
Number of Data 641
mean 10.4853
std. dev. 19.1196
coef. of var 1.8235
maximum 204.0000
upper quartile 10.6000
median 4.6000
lower quartile 2.0000
minimum .1000
weights used
Frequency
.0700
.0600
.0500
.0400
.0300
.0200
.0100
.0000
0.1
1
10
100
1000
AGPPM

Probability plot
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
.2
.1
.01
.100
1.00
10.0
100.
1000.
AGPPM

Figure 17.2.1.3 WZ Drill Hole Silver Log10 Histogram and ProbabilityPlot

In addition to gold and silver, a number of other metals from the multi-element drill database were enriched in the skarn altered zones. The frequency distributions for bismuth and copper have polymodal distributions similar to gold in the SEZ (Figure 17.5a-b). Most notably there were strong linear correlations between gold-bismuth and gold-copper, particularly in the SEZ (Figure 17.2.1.4 to 17.1.2.7). The log-log Pearson correlation coefficients report as:

Figure 17.2.1.6 Au vs Bi Scatter Plot

4
3
2
1
0
BIPPM
-3
-2
-1
0
1
2
AUPPM

Figure 17.2.1.5 Copper Histogram

5
4
3
2
1
0
-1
CUPPM
-3
-2
-1
0
1
AUPPM

17.2.2 Interpretation of Geologic Mode!

The drill data for logged geology, and gold, silver, bismuth, copper assays were reviewed as dynamic three-dimensional and cross-section computer displays, as well as on 1:500 scale hardcopy cross-sections, The orientation of the cross sections was defined as N35°W with a 90° dip, looking N55°E. This cross-sectional orientation approximates a view along the average strike of the Cerro Jumil deposit. The section lines were spaced at 25 meters, and designed to approximately follow the lines of the 25 to 35 meter drill pattern.

The interpreted mineralized zones and lithologic units were initially hand-drawn on the 1:500 scale section plots. The hardcopy interpretations were scanned, registered into UTM coordinates, and digitized, Due to the relatively simple dipping stratigraphy of the Cerro Jumil deposit, these interpretations, in combination with the detailed topography generated from one meter contours, defined consistent and correlatable mineralization and rock type solid models, Gold mineralization domains were interpreted as envelopes for the low grade 0.1 g/t and high grade 1.0 g/t thresholds for the SEZ, LCZ, and WZ. Silver mineralization was interpreted within the 10 git silver envelope for the LCZ and WZ. Other interpreted units included a post-mineralization quartz porphyry that often cross cut mineralization, as well as an internal limestone-marble waste block in the SEZ.

The first pass geologic interpretations were used to construct solid models of the mineralized zones, the quartz porphyry unit, and internal waste zones. These solids were reconciled with the drill data to ensure that there were no miscodings of drill intervals relative to the model (i.e., a quartz porphyry interval coded as mineralized skarn, etc.). This reconciliation was conducted by slicing the solid model at 2.5 meters, stepping through the deposit on screen, and making adjustments as necessary. This detailed approach was required since many of the holes were not drilled on a regular pattern, but instead from surface accessible drill pads, resulting in holes projecting into, and out of, the plane of section. The model was also sliced as long sections at a N55°E orientation and as bench plans to further check the consistency of the interpretations. The reconciled and adjusted interpretations were used to build the final solid models used to code drill composites and block model for geostatistical analysis and grade modeling.

The modeled gold-silver mineralized zones reflect the antiformal flexure of the skarn-altered stratigraphy away from a feldspar porphyry core, with the SEZ dipping to the southeast, and the LCZ and WZ dipping to the northwest (Figures 17.2.2.1 and 17.2.2.2).

471000
471500
2078500
2078000
2077500
Drill Hole Trace
(color coded Au g/t)
Interpretation Sections
Drill Road
West Zone
Las Calabazas Zone
Southeast Zone
C
C'
A
B
A'
B'
NORTH
0
200m
Esperanza
SILVER CORPORATION

Perspective View N 67° E, -45
West Zone
High Grade Au
Southeast Zone
High Grade Au
~1000m
Las Calabazas Zone
High Grade Au
Drill Hole Trace
(color coded Au g/t)

Perspective View N 67° E, -45
West Zone
Low Grade Au
Southeast Zone
Low Grade Au
~1000m
Las Calabazas Zone
Low Grade Au
Drill Hole Trace
(color coded Au g/t)

Figures 17.2.2.2 Perspective Views of Gold Mineralization Solid Models

In addition to being consistent with the interpreted geology for Cerro Jumil, the mineralized envelopes constrain their respective grade populations. The interpreted model is continuous on section, as well as between adjacent sections (Figures 17.2.2.3, 17.2.2.4, and 17.2.2.5)

A
A'
1400 elev.
1300
1200
1100
1000
Vertical Section
Looking North 55° East
25m Projection
Marble
Limestone
Las Calabazas
Quartz Porphyry
Feldspar Porphyry
Southeast Zone
Marble/
Limestone
Gold High Grade Zone
>1.0 g/t Au
Gold Low Grade Zone
>0.1 g/t Au
Silver Zone
Drill Hole Gold g/t
0.00< <=0.04
0.04< <=0.10
0.10< <=0.40
0.40< <=1.00
1.00< <=1.50
1.50< <=2.00
2.00< <=3.00
3.00< maximum
0 100m
Esperanza
SILVER CORPORATION

B
B'
1400 elev.
Vertical Section
Looking North 55° East
25m Projection
1300
1200
1100
1000
Limestone
Marble
Marble/
Limestone
Las Calabazas
Quartz Porphyry
Feldspar Porphyry
Southeast Zone
Gold High Grade Zone
>1.0 g/t Au
Gold Low Grade Zone
>0.1 g/t Au
Silver Zone
Drill Hole Gold g/t
0.00< <=0.04
0.04< <=0.10
0.10< <=0.40
0.40< <=1.00
1.00< <=1.50
1.50< <=2.00
2.00< <=3.00
3.00< maximum
0
100m
Esperanza
SILVER CORPORATION

1400 elev.
C
C'
Vertical Section
Looking North 55° East
25m Projection
1300
1200
1100
Southeast
Zone
Quartz Porphyry
West Zone
Quartz Porphyry
Feldspar Porphyry
Silver Zone
Gold High Grade Zone
>1.0 g/t Au
Gold Low Grade Zone
>0.1 g/t Au
Drill Hole Silver g/t
0.0< <=5
5< <=10
10< <=25
25< <=50
50< <=75
75< <=100
100< maximum
0
100m
Esperanza
SILVER CORPORATION

From a resource modeling perspective, it is important to note from the extensive drilling conducted at Cerro Jumil to date, that the entire deposit has been oxidized. The depth of oxidation, as currently understood, spans over 250 vertical meters. As a result, it was not necessary to model zones of oxidation state for resource estimation or reporting purposes.

17.3 Assay Cap Grades and Composites

17.3.1 Gold and Silver Cap Grades

As a step before compositing, gold and silver cap grades were interpreted for the drill hole assay interval data. The cap grades were determined in order to reduce the influence of high grade outliers during grade estimation. The Log10 histograms, Log10 probability plots, and rank order distributions (i.e., sorted by grade) for the gold and silver populations identified statistical outliers at high grade population breaks of the frequency distributions. These statistically derived thresholds were used to cap the outlier drill assays for the mineralized zones as summarized below:

o

SEZ low grade gold

5 g/t Au

o

SEZ high grade gold

10 g/t Au

o

LCZ low grade gold

5 g/t Au

o

LCZ high grade gold

5 g/t Au

o

WZ low grade gold

5 g/t Au

o

WZ high grade gold

125 g/t Ag

17.3.2 Compositing and Rock Code Assignments

Run length composites were calculated from the capped drill database at a three meter interval length. This length represents one-half of an assumed six meter bench height. Review of the drill data established that the average interval length was 1.45 meters. Only 0.63% of the intervals lengths were greater or equal to three meters, with virtually all of these longer intervals coming from early-stage Teck drill holes. The three meter composite length includes two sample intervals on average, thereby retaining down-hole grade variability with minimal smoothing. Non-representative composites with less than 50% of the three meter interval represented by assay data, or less than L5 meters in length, were discarded; these cases most commonly took place at the end of a drill hole or in zones of poor recovery. The geologic solid models were used to code the assay composites in preparation for geostatistical analysis and block modeling. Composites were determined to be within a modeling domain based upon the location of the composite center. For boundary cases where a composite was incorrectly assigned, the interpreted model was adjusted, and valid assignments made.

7.3.3 Composite Summary Statistics

The composite frequency distributions for the gold and silver mineralized zone were characterized with univariate statistical analysis. The descriptive statistics For the gold mineralized zones are summarized Tables 17.3.3.1 and the silver mineralized zone in Table 17.3.3.2.

The SEZ forms the largest population of gold composites, reflecting approximately 7,500 meters of drill composites. The LCZ and WZ have a sparser drill database representing less than 1000 meters of drill composites. The minimum grades for all of the zones include composites below the cutoff, reflecting geologic grade variability within the broader mineralized envelopes. Similarly, there are higher grade composites in the low grade zones; these are isolated cases that may reflect high angle structural controls on gold mineralization. Overall, the low grade gold zones have a relatively consistent average grade in the 0.398 to 0.521 git range. The high grade zones on average range from the 1.05 to 1.857 git gold; increased variability is expected with higher grade gold domains. Importantly, the coefficients of variation for all zones are relatively low (i.e., 0.414 to 1.276), supporting the use of Ordinary Kriging as a linear interpolation technique for block estimation.

TABLE 17.3.3.1 GOLD DESCRIPTIVE STATISTICS BY ZONE

Zone	Pop	Min	Max	Average	Median	StdDev	CV
SEZ law grade	1732	0.003	4.067	0.408	0.257	0.434	1.064
SEZ high grade	775	0.047	10.000	1.575	1.298	1.185	0.753
LCZ low grade	214	0.008	3.518	0.521	0.272	0.665	1.276
LCZ high grade	57	0.004	3.930	1.050	1.046	1.029	0.981
WZ low grade	34	0.032	2.156	0.398	0.291	0.423	1.062
WZ high grade	28	0.485	3.908	1.857	1.673	0.769	0.414

Significant silver mineralization, as currently understood, is hosted exclusively within the WZ and LCZ. The number of silver zone composites for the WZ and LCZ are relatively limited, representing approximately 720 meters of drill intercepts. In spite of limited drill definition, the silver zone is geologically continuous from section to section. Silver mineralization increases in average grade along strike to the north from the LCZ (avg. = 15.45 g/t Ag) to the WZ (avg. = 32.79 g/t Ag). The coefficients of variation for both zones are low, confirming that the silver zone envelope has characterized a statistically well-constrained population.

TABLE 17.3.3.2 SILVER DESCRIPTIVE STATISTICS BY ZONE

Zone	Pop	Min	Max	Average	Median	StdDev	CV
WZ	102	1.77	125.00	32.79	22.25	31.21	0.95
LCZ	72	3.38	107.53	15.45	12.49	14.01	0.91

17. 4

Variography

17.4.1 General Methodology

Variogram modeling was conducted on the three meter composites for the SEZ, LCZ and WZ mineralized domains. Initially, down-hole variograms were calculated for the zones. The down-hole variograms provided the best information for defining the nugget effect, as well as the shape of the variogram model at distances closer than the average drill hole spacing (i.e., down-hole composite pair distances start at three meters as opposed to the drill grid spacing of 25 to 35 meters). The definition of the down-hole variogram model parameters provided a basis for proceeding with directional variogram analysis. Directional variograms stepping at 15 degree increments of azimuth, and 10 degree increments of plunge were calculated for the mineralized zones to determine the maximum, secondary, and tertiary directions of spatial continuity. The variograms were modeled as pair-wise relative, a technique to smooth the spatial variance and improve structures apparent within the variograms.

17.4.2 Southeast Zone Variography

Variograms for the SEZ (refer to Figure 17.4.2.1) gold composites were calculated on the combined high and low grade gold composite populations, since the high grade composites alone did not define coherent variogram structures. The combination of these two SEZ modeling domains provided a population of composites that yielded robust variograms, with clearly definable model parameters. As presently understood, the skarn gold mineralization at Cerro Jumil is interpreted to be most directly related to the prograde alteration event, and appears to have a significant degree of stratigraphic control within the carbonate host sequence. Therefore, the high and low grade gold zones are likely to have similar spatial orientations, and as a result the modeling of the combined zones has some geological justification.

The SEZ down-hole variogram was modeled to determine the nugget and sill parameters. The pair-wise, double spherical model yielded a nugget (CO) of 0.15, a primary sill (C1) of 0.35 at a range of 15 meters, and a secondary sill (C2) of 0.18 at 40 meters, for a total sill (C1+C2) of 0.68. This yields a nugget to sill ratio of 22%, suggesting that 78% of the gold variance in the SEZ has a spatial component, with the balance of the spatial variance due to 'nugget effect'.

The SEZ gold directional variograms were modeled as double spherical, with the primary and secondary directions along the average strike and dip, respectively. The tertiary direction is across the zone thickness (i.e., perpendicular to bedding). The anisotropies and ranges are summarized in Table 17.4.2.1. The nugget was taken from the down-hole definition as CO = 0.15. The sill parameters were similar to the down-hole model, but not identical, as given by Cl = 0.39 and C2 = 0.13, for a total variance of 0.67 and nugget to sill ratio of 22%. Of the total 78% spatial variance, 58% is defined in the first 30 meters, with the 20% balance of spatial variance within the 75 meter secondary range. Importantly, this implies that there is significant gold grade continuity in the SEZ within the drill grid spacing along strike, and up and down dip. This continuity extends, albeit with a weaker spatially defined component of variance, to approximately 2.5 times the nominal drill spacing.

TABLE 17.4.2.1 SEZ GOLD DIRECTIONAL VARIOGRAM PARAMETERS

Direction	Azimuth	Inclination	Range 1 (m)	Range 2 (m)
Primary	55	0	30	75
Secondary	145	-35	30	75
Tertiary	325	-55	7	35

17.4.3 Las Calabazas and West Zone Variography

The LCZ and WZ mineralized zones (refer to Figure 17.4.3.1) have substantially less drilling than the SEZ. This led to not only combining the high and low grade gold composites as with the SEZ, but as well merging the LCZ and WZ composites for variogram calculation and modeling. The LCZ is transitional along strike into the WZ, and both zones have similar northerly strikes and dips to the west; their differentiation is somewhat arbitrary.

The LCZ-WZ down-hole variogram yielded a well-defined, pair-wise, double spherical model with a nugget (CO) of 0.15, and a total Cl + C2 variance of 0.61. This gives a nugget to sill ratio of 20%, suggesting that 80% of the variance in the LCZ-WZ has a spatial component, with the balance due to nugget effect.

The LCZ-WZ gold directional pair-wise relative variograms were fit with a double spherical model. The primary, secondary, and tertiary directions were along strike, down dip, and across zone thickness, respectively. The anisotropies and ranges are summarized in Table 17.4.3.1. The nugget was taken from the down-hole definition as CO = 0.15, with the primary sill Cl = 0.23 and the secondary sill C2 = 0.38, for a total variance of 0.76. Of the total 80% spatial variance, only 30% is defined in the first 30 to 35 meters, with the 50% balance within the 65 to 75 meter secondary range. Although the LCZ-WZ has similar nugget to sill ratios and directional ranges as the SEZ, it is notable that the spatially defined component of variance within the 25 to 35 meter drill spacing is only 30%.

TABLE 17.4.3.1 LCZ-WZ GOLD DIRECTIONAL VARIOGRAM PARAMETERS

Direction	Azimuth	Inclination	Range 1 (in)	Range 2 (m)
Primary	320	0	35	75
Secondary	230	-50	30	65
Tertiary	50	1-40	20	45

Although silver mineralized envelopes were defined partially within, and proximal to the LCZ and WZ gold envelopes, there were even fewer composites for variogram modeling than for gold. The LCZ-WZ silver variograms were ill-defined, with no apparent structure due to a lack of samples pairs. Although there is interpreted geological continuity to the silver mineralization, as evident on cross-section, variogram analysis did not yield useable results. Further drilling will be necessary to define and model the LCZ-WZ silver variograms.

17.5 Block Model Definition

17.5.1 Block Model Definition, Geologic Model, and Density Assignments

The Cerro Jumil block model was constructed to cover the extent of all three primary mineralized zones (i.e., SEZ, LCZ, and WZ). The block model was oriented parallel to the axes of the project's UTM coordinate grid. The following parameters were used for the definition:

·

Origin:

470,800 east, 2,077,300 north, 1000 elev.

·

Maximum Extent:

471,900 east, 2,078,800 north, 1510 elev.

·

Number of blocks:

220 in X, 300 in Y, and 170 in elev.

·

Parent Block size:

5 x 5 x 3 meters (x by y by z)

·

Minimum Sub-block size:

1x 1x 1.5 meters (x by y by z)

Block codes were assigned according to the geologic model gold and silver mineralized zones and rock type solid model triangulations. The sub-blocking scheme allowed a high degree of precision in assigning the geologic codes to blocks along the contact between solids. The geologic model assignments included:

•

SEZ, LCZ, & WZ high grade zones (> 1 g/t Au)

•

SEZ, LCZ, & WZ low grade zones (> 0.1 and < 1 g/t Au)

•

SEZ waste (< 0.1 g/t Au) internal to mineralized zone

•

LCZ and WZ silver zone (> 10 g/t Ag)

•

Quartz porphyry cross-cutting, post-mineralization sill-like bodies (SEZ) or bedding parallel dike-like bodies (LCZ and WZ)

•

Limestone/marble/feldspar porphyry outside of the zones described above. 17.5.2 Density Assignments

ESM's database of 3615 specific gravity (SG) measurements was coded by the solid models in order to determine average densities by mineralized zone and rock type. Although this is a substantial dataset, review of the data revealed that there was not an absolutely uniform coverage of the SG samples since they came from core holes only. It followed that an interpolated model of SGs would not be representative in some areas of the deposit. As a result, average density values were calculated for the SEZ, LCZ, and W2 by high grade, low grade, quartz porphyry, and internal waste zones. These calculations were finalized after outlier SG measurements were trimmed. The final SG assignments are summarized as:

·

2.50 for SEZ, LCZ, & WZ high grade

·

2.64 for SEZ , LCZ, & WZ low grade

·

2.68 for SEZ internal waste

·

2.40 for SEZ , LCZ, & WZ quartz porphyry

·

2.64 for units outside of defined zones (i.e., limestone, etc.)

These densities were assigned to the block model according to their geologic model codes.

17.6

Grade Estimation and Resource Classification

17.6.1 Search Strategy

Gold grades were interpolated with search ellipsoids oriented according to the anisotropic variogram directions, and search distances based upon the variogram ranges. For gold, two estimation passes were conducted, with the first pass restricted to the maximum variogram range, and the second pass extended to 1.5 times the variogram range. This approach resulted in block estimations from the first pass using only samples within the range of spatial correlation defined by the variogram. The second pass estimation filled in unestimated blocks within zones that were interpreted as geologically continuous.

The number of composites for estimation was set to a minimum of three and a maximum of twenty. A maximum of five composites were allowed from a single drill hole. An octant based search scheme was used, with a maximum of five samples from a given octant. These search parameters ensured that composites representing multiple holes from multiple search directions were used for estimation of a given block.

The search strategy for silver interpolation in the LCZ and W2 was more simplistic than for gold, due to a lack of defined variogram models. For the search ellipsoid, the orientation was taken from the directions of anisotropy for the gold variograms, and the distances taken from the second pass ranges used for gold estimation.

These assumptions are based upon the observation that the silver zone is either generally coincident or closely associated with the LCZ and WZ gold mineralized zones along strike and dip.

7.6.2 Grade Estimation

Ordinary Kriging (CM) was used for the estimation of gold for the SEZ, LCZ, and W2 block model domains. The primary estimation inputs included the three meter composite database, the variogram models, and the search ellipsoid configurations. Separate OK estimations were generated for the high and low grade envelopes within each of the three zones. These envelopes were used as hard boundaries, with only composites coded within the envelopes used to estimate the corresponding blocks. The resulting gold grade block model is not "smoothed" across the grade boundaries, and as a result, the high and low grade gold domains closely honor the surrounding composites used for estimation.

In addition to estimating blocks within the mineralized zones, block grades were also interpolated for the internal waste, quartz porphyry, and hanging and footwall marble, limestone and quartz porphyry units. The blocks in the 'waste' domains were not included for reporting the Cerro Jumil resources, but were estimated in order to characterize adjacent boundary sub-blocks in preparation for converting from small sub-blocks to larger regularized blocks for floating cone or LerchsGrossman analysis. Inverse distance to the fifth power (ID**5) was used to estimate the waste domains, with search ellipsoids oriented according to the general strike and dip of these units.

The silver zone was block modeled with inverse distance to the third power (ID**3). The ID**3 parameter reflects the continuous grade distribution of silver observed on cross sections, while not allowing more distant composites to have undue influence for a given block estimate. Silver grades were estimated with a single pass inverse distance interpolation.

Comparison of the gold and silver composites versus the block model illustrates that the geologic modeling zones, variogram ranges and anisotropies, and the spatially constrained search scheme yielded block grade estimates that accurately characterize the deposit's gold and silver mineralization (see Figure 17.6.2.1 and refer to Figure 17.1.1). Note that on the block model sections drill hole composites are projected up to 12.5 meters to a corresponding block, and influences from composites along preferred directions of anisotropy may fall off section, but significantly influence the block grades.

A
A'
1400 elev.
Vertical Section
Looking North 55° East
25m Projection
1300
1200
1100
1000
Las Calabazas
Southeast Zone
Gold High Grade Zone
>1.0 g/t Au
Gold Low Grade Zone
>0.1 g/t Au
Silver Zone
Drill Hole Gold g/t
0.00< <=0.04
0.04< <=0.10
0.10< <=0.40
0.40< <=1.00
1.00< <=1.50
1.50< <=2.00
2.00< <=3.00
3.00< maximum
0
100m
Esperanza
SILVER CORPORATION

17.6.3 Gold Equivalent Calculation

A gold equivalent value was calculated from the gold and silver block model grades for resource reporting purposes. The assumed metal prices were $700 per troy ounce gold and $12.50 per troy ounce silver. The Ag:Au metal recovery ratio was defined as 0.62 from preliminary metallurgical test work, Figure 17.6.3.1 is gold equivalent section A-A' of the SEZ and LCZ; note subtle impact of the thin silver zone on the Las Calabazas lower limb.

A
A'
1400 elev.
Vertical Section
Looking North 55° East
25m Projection
1300
1200
1100
1000
Las Calabazas
Southeast Zone
Gold High Grade Zone
>1.0 g/t Au
Gold Low Grade Zone
>0.1 g/t Au
Silver Zone
Drill Hole Gold g/t
0.00< <=0.04
0.04< <=0.10
0.10< <=0.40
0.40< <=1.00
1.00< <=1.50
1.50< <=2.00
2.00< <=3.00
3.00< maximum
0
100m
Esperanza
SILVER CORPORATION

17.6.4 Resource Classification

The geologic and geostatistical controls on grade interpolation yielded varying degrees of confidence depending on the spatial configuration of drill composites used for a block estimate. For each individual block, a number of parameters were stored with respect to the samples used for the estimate, including: 1) the number of drill holes contributing composites, 2) the total number of composites, 3) the Cartesian distance to the nearest composite, and 4) the weighted average distance (i.e., by Kriging weights) for the input composites. These values were used in various combinations to assign codes for measured, indicated, and inferred resource blocks as summarized in Table 17.6.4.1.

TABLE 17.6.4.1 GENERALIZED RESOURCE CLASSIFICATION CRITERIA

	Measured	Indicated	Inferred
Min number of drill holes	3 - 4	2 - 6	1
Max dist to nearest comp (m)	7.1 - 17.5	17.5 - 49.5	65
Wtd. Avg dist of comps (m)	17.5 - 24.75	35 - 65	N/A

Composites at 65 to 75 meters or less from an estimated block are within the variogram ranges for gold in the primary and secondary directions; the tertiary direction is frequently constrained by zone thickness. All of the distance criteria for resource classification were within the 65 meter variogram range either along the strike or down dip direction.

o

Ideally, the measured category required 4 bracketing holes within V2 a 35 meter drill spacing on average (17.5 m orthogonal distance, 24.75 m diagonal distance). Alternatively, 3 holes, with 1 of the holes within 7.1 meters (diagonal distance of a 5 meter block) and the other two within 17.5 meters led to measured classification.

o

Overall, the indicated category ranged from at least two bracketing holes within ½ the drill hole grid spacing, up to 6 surrounding holes at an average distance within the maximum variogram range of 65 meters.

o

The inferred category required at minimum a single drill hole, and at least 3 composites within the variogram range.

The combination of rules yielded a logical and intuitively consistent gold resource classification as verified from review on cross section (Figure 17.6.4.1). Blocks with estimated silver grades assumed the classification of an overlapping gold zone, or if not within a gold zone, the estimated silver blocks were classified as inferred.

A
A'
1400 elev.
1300
1200
1100
1000
Vertical Section
Looking North 55° East
25m Projection
Limestone
Marble
Las Calabazas
Quartz Porphyry
Feldspar Porphyry
Southeast Zone
Marble/
Limestone
Measured
Indicated
Inferred
Drill Hole Gold g/t
0.00< <=0.04
0.04< <=0.10
0.10< <=0.40
0.40< <=1.00
1.00< <=1.50
1.50< <=2.00
2.00< <=3.00
3.00< maximum
0
100m
Esperanza
SILVER CORPORATION

Figure 17.6.4.1 Section A-A' Block Model Resource Classification

17.7 Resource Reporting

The Cerro Jumil resources were tabulated for the block model within the defined gold and silver mineralized zones at a 0.3 g/t gold equivalent cutoff (Table 17.7.1). The 0.3 g/t cutoff is taken as the minimum grade that would potentially be considered for an oxide open pit operation. The primary variables used for reporting within the SEZ, LCZ, and WZ include: ordinary Kriged gold in g/t, inverse distance estimated silver in g/t, gold equivalent g/t directly calculated from estimated gold and silver grades, tonnage reported as metric tonnes, and resource category. Additional unit conversions for reporting include gold, silver, and gold equivalent troy ounces.

TABLE 17.7.1 CERRO JUM1L RESOURCES REPORTED AT 0.3 G/T GOLD EQUIVALENT CUTOFF

Category	Zone	Tonnes (000)	Au g/t	Ag g/t	Au Equiv g/t	Au oz (000)	Ag oz (000)	Au Equiv Oz (000)
Measured	SEZ	7,852	0.90	-	0.90	228	-	228
	LCZ & WZ	150	0.80	0.70	0.80	4	4	4
	Subtotal	8,003	0.90	0.01	0.90	232	4	232
Indicated	SEZ	12,434	0.82	-	0.82	329	-	329
	LCZ & WZ	2,791	0.85	5.3	0.91	76	476	81
	Subtotal	15,225	0.83	1.0	0.84	405	476	410
M & I	Total	23,227	0.85	0.6	0.86	636	479	642

Inferred	SEZ	3,885	0.86	-	0.86	107	-	107
	LCZ & WZ	11,925	0.71	15.83	0.88	271	6,068	334
	Total	15,810	0.74	11.94	0.87	378	6,068	442

The majority of the SEZ has been systematically drilled by ESM, while the LCZ and WZ domains have limited drilling. This is reflected by 98% of the measured and 82% of the indicated resources being contained within the SEZ. In contrast, 75% of the inferred resource occurs in the LCZ and the WZ. The average gold grades are relatively consistent between the three zones in the measured and indicated categories, ranging from 0.80 to 0.90 git Au. However, the LCZ and WZ inferred resource 0.71 g/t average gold grade is relatively low compared to the SEZ. Silver mineralization was only estimated within the LCZ and WZ, and as such makes no contribution to the SEZ resources. Within the LCZ and WZ, silver was a minor contributor (i.e., 1%) to the measured and indicated gold equivalent ounces, but accounted for 19% of the inferred gold equivalent resource ounces. As currently modeled, the Cerro Jumil resource defines a low grade, gold dominant oxide deposit with merit as a candidate for a bulk tonnage, open pit operation.

18.0 OTHER RELEVANT DATA AND INFORMATION

The preliminary economic assessment (PEA) evaluated Cerro Jumil as an open pit — heap leach (OPHL) operation. Esperanza Silver has requested that a base case and three options be assessed as a part of this PEA. The options to be examined include:

1.

Base Case — Company owned mining fleet with crushed ore delivered to the leach pad;

2.

Option 1 — Company owned mining fleet with ROM delivered to the leach pad;

3.

Option 2 — Contractor mining fleet with crushed ore delivered to the leach pad;

4.

Option 3 - Contractor mining fleet with ROM delivered to the leach pad.

18.1 Mine Operations

The production assumption for Cerro Jumil is a nominal 8000 Tpd or 2,800,000 Tpy. The following assumptions were made by Dyer (2009) in developing the mine design and cost data for the PEA:

Ø

Measured, indicated, and inferred resources were available for processing in the pit optimization;

Ø

Potential revenues for the pit optimization included both gold and silver revenues

Ø

All estimates used a 350 day year;

Ø

The pit slopes are assumed to be 45° in all directions in both ore and waste;

Ø

Bench heights are assumed to be three meters;

Ø

In-pit ramps were designed with a 25 meter overall width and a maximum gradient of 10%;

Ø

The mining operations will use a conventional drill, blast, load, haul cycle;

Ø

Drilling will use a 165 mm (6.5") rotary drill;

Ø

Blasting will use ANFO;

Ø

Loading will be by a 12 cubic meter hydraulic shovel and a 9 cubic meter front end loader;

Ø

Hauling of both ore and waste will be with 90 tonne trucks. Depending on the option trucks will haul ore directly to the leach pad or to a crusher.

Assumptions for both mine owned mining fleet and contractor mining will be the same.

Based on the above assumptions, Dyer (2009) ran a series of Whittle pits for various gold prices for each of the mining/processing scenarios.

Table 18.1.1 shows the scenario results for the pits designed at an $800 gold price.

TABLE 18.1.1 SCENARIO RESULTS FOR $800 WHITTLE PITS

		Mineralized Material Above COG					Waste Tonnes	Total Tonnes	Strip Ratio
	Au Price	Tonnes	g Ault	Au Ozs	g Ag/t	Ag Ozs
Run	US$/oz	000's		000's		000's	000's	000's	w/o
Owner - ROM	$800.00	21,376	0.88	606	2.36	1,623	47,948	69,324	2.24
Owner - Crushed Leach	$800.00	23,970	0.86	661	2.3	1,774	60,289	84,259	2.52
Contract - ROM	$800.00	15,955	0.92	472	1.59	813	24,183	40,138	1.52
Contract - Crushed Leach	$800.00	18,480	0.89	526	1.67	993	31,491	49,972	1.7

The Whittle analysis showed there was a greater difference between the pits due to mining cost differential than processing cost/recovery differential. Thus two pit designs were developed. They are:

1.

Exploit material minable under the owner-mining scenario

2.

Exploit material minable under the contract-mining scenario.

Figure 18.1.1 shows the pit configurations for the various scenarios and the locations of the typical cross sections in Figure 18.1.2.

Block Model Gold Grades g Au/t
<0.26
0.26
0.27
0.5
1
1.5
2
A
A'
1400
1300
1200
1100
Contract Mining Crushed Leach (Red)
Owner Mining ROM Leach (Green)
Owner Mining Crushed Leach (Orange)
B
B'
1500
1400
1300
1200
Owner Mining ROM Leach (Green)
Contract Mining Crushed Leach (Red)
Contract Mining ROM Leach (Blue)
Owner Mining Crushed Leach (Orange)
C
C'
1300
1200
Contract Mining Crushed Leach (Red)
Owner Mining ROM Leach (Green)
Contract Mining ROM Leach (Blue)
Owner Mining Crushed Leach (Orange)
D
D'
1400
1300
1200
1100
Owner Mining ROM Leach (Green)
Contract Mining Crushed Leach (Red)
Contract Mining ROM Leach (Blue)
Owner Mining Crushed Leach (Orange)

Once the pits were designed and phased, resources inside the pit shells were estimated and a mine production schedule was developed for each of the pit designs. Tables 18.1.2 and 18.1.3 show the resources estimated by Dyer (2009) for each of the mining scenarios.

TABLE 18.1.2 RESOURCES INSIDE PIT DESIGNS - CONTRACT-MINING SCENARIO

	Resources Above COG					Waste K Tonnes	Total K Tonnes	Strip Ratio
Phase	K Tonnes	g AuiT	K Au Ozs	g Ag/T	K Ag Ozs
Np 1	1,407	1.14	51	16.27	736	5,407	6,814	3.84
Sp 1	16,322	0.86	454	-	-	26,836	43,158	1.64
Total	17,729	0.89	505	1.29	736	32,243	49,972	1.82

Np 1 —North Pit (Red and Blue on Figure 18.1.1) Sp 1- South Pit (Red and Blue on Figure 18.1.1)

TABLE 18.1.3 RESOURCES INSIDE PIT DESIGNS - OWNER-MINING SCENARIO

	Resources Above COG					Waste K Tonnes	Total K Tonnes	Strip Ratio
Phase	K Tonnes	g Aurn	K Au Ozs	g Agri	K Ag Ozs
Np 1	1,526	1.13	55	16.42	805	7,216	8,741	4.73
Sp 1	16,322	0.86	454	-	-	26,836	43,159	1.54
Sp 2	2,691	0.84	73	6.29	544	20,139	22,830	7.48
Total	20,539	0.88	582	2.04	1,350	54,191	74,730	2.64

Np 1 —North Pit (Ch ange and Green on Figure 18.1.1)
Sp 1- South Pit (Orange and Green on Figure 18.1.1)
Sp 2 — South Pit Phase 2 (Green and Orange on Figure 18.1.1)

Figures 18.1.3 and 18.1.4 show the ultimate pit designs for the various mining scenarios and phases

Leach Facilities
North Dump
North-East Dump
North Phase I
(NP1)
North-West Dump
South Phase 1
(SP1)
East Dump
MINE DEVELOPMENT ASSOCIATES
Esperanza Silver Corporation
Cerro Jumil
Contract-Mining Ultimate Pit Design

Figure 18.1.3 Contract Mining Ultimate Pit Design

Leach Facilities
North Dump
North-East Dump
South Phase 2
(SP 2)
North Phase I
(NP1)
North-West Dump
South Phase 1
(SP1)
East Dump
2079000 N
2078500 N
2078000 N
2077500 N
470500 E
471000 E
471500 E
472000 E
0 50 100 200
Scale is in meters
MINE DEVELOPMENT ASSOCIATES
Esperanza Silver Corporation
Cerro Jumil
Owner-Mining Ultimate Pit Design

Figure 18.1.4 Owner – Mining Ultimate Pit Design

From the schedule a mining fleet was sized and mining costs determined.

Mine production for the owner-mining scenario was estimated using productivity parameters for one hydraulic shovel and one wheeled loader along with conventional 90 tonne haul trucks. Mechanical availability for both the shovel and loader was assumed to be 85%. The hydraulic shovel used is assumed to have a 13 cubic meter bucket with a maximum productive capacity of 1,750 tonnes per hour, or approximately 9.3M tonnes per year based on a 350-day year. For scheduling, the loader was primarily used for loading mineralized material. The loader was assumed have an 11.5 cubic meter bucket with a maximum productive capacity of 1,250 tonnes per operating hour, or approximately 6.7M tonnes per year based on a 350-day year.

A peak requirement of 6 haul trucks was estimated for waste and ore haulage during the first 2 years (year -1 and year 1) of mining. The required number of 90 tonne haul trucks drops to 5 during year 2 and then to 4 in year 6.

The number of mine personnel and personnel costs were estimated for both scenarios. For the contract scenario MDA estimates an average of 24 Esperanzapaid mine staff and operators will be required. The life-of-mine mine personnel cost is estimated at $6.3M and averages $0.9M per year during active mining operations for the contract scenario. For the owner-mined scenario an estimated peak of 104 staff and operating personnel will be required for owner-mining operations in year 1. The average number of mining personnel was estimated to be 90 in years 2 through 7. The life-of-mine mine personnel cost was estimated at $19.8M with a peak of $2.7M in year 1 and an average of $2.4M in years 2 to 7.

MDA has identified the following risks for the project:

o

High road-building costs and increased operational safety risks exist due to the steep terrain.

o

The south phase 2 portion of the deposit is economically marginal. Additional drilling and metallurgical studies may upgrade this portion of the deposit.

MDA has identified the following opportunities for the project:

Ø

Gold leaching studies to date have not optimized crush size versus recovery and cost. Once completed, this will increase the confidence in economic parameters used in pit optimization and design, providing a better overall return for the project.

Ø

The negative impact of the initial high stripping may be minimized by contract-mining followed by owner mining. Mining costs in this study might he reduced by negotiations with equipment vendors and contract mining companies.

Ø

Mining costs in this study might he reduced by negotiations with equipment vendors and contract mining companies.

18.2 Process Design

Lyntek Incorporated developed the conceptual process design based on the metallurgical testing completed by SGS and CAMP and their experience with heap leach process design. Lyntek completed their review and submitted a report titled Cerro  Jumil Preliminary Economic Assessment in August 2009 that  details process design and CAPEX and OPEX costs.

The basic process recommended for this project is heap leaching using a dilute cyanide solution to dissolve the precious metals followed by activated carbon adsorption in columns for primary recovery of the gold and silver from the leaching solutions.

Pregnant solution from the leach pads is pumped to the Carbon Adsorption plant where it is sampled for Au/Ag content. Pregnant solution directed to the Carbon Adsorption Circuit is split equally between Column 1 in each of the two, parallel, 5- column banks of carbon adsorption columns. The solution flows through each of the five carbon columns in each bank in series where the adsorption process takes place. The barren solution that exits Column 5 is then routed back to the Barren Solution Pond for return to the leach pad.

The precious metals will be stripped from the carbon and removed from the stripping solution by "Zadra" process electro-winning cells. The precious metal sludge from the electro-winning cells will be melted and refined into dore bars for sale. The stripped carbon will be screened for size, regenerated as necessary, and returned to the adsorption column.

The objectives of this study were to compare two alternative processes for heap leaching Cerro Jumil ore based on metallurgical performance and cost estimates. The two options are as follows:

1.

Run-of-Mine (ROM) ore is treated through a crushing plant to produce a top size of 2 inches (51 mm) that is then fed to the leach pile and stacked via a conveyor system;

2.

ROM ore with an assumed top size of 24 inches (610 mm) is directly fed to heap leaching via mine haul trucks and distributed on the pad using a dozer.

In both options, pregnant solutions are piped from the heap leach pad into the carbon recovery plant where gold is adsorbed onto activated carbon from the cyanide solutions and the barren solutions are returned to the barren pond for reconstitution and distribution back onto the heap.

For the crushing option, the crushing circuit is designed to process 8000 tonnes per day. It will reduce the ROM ore to 100% passing 51 mm (two inches). Two options were considered for the crushing plant design. They were:

1.

All ROM ore passes through the crusher and is delivered to the heap leach pad by conveyor.

2.

The ROM is screened prior to going the crusher and the -2 mm material is treated in a fines circuit that includes gravity separation of the gold.

It was determined that option 2 did not recover sufficient gold to justify the additional expense and this option was abandoned.

Based on Lyntek's review of the available metallurgical test data the following conclusions were made:

o

SGS Laboratory column leach test results (2008) showed an Au and Ag recovery of 72.02% and 67.55% respectively for 1" Cerro Jumil material

o

For Option 1 and assuming feed grades of 0.91 g/t Au and 2.04 g/t Ag and recoveries of 70% for Au and 65% for Ag, the annual production of Au and Ag is expected to be 50,281 and 104,667 troy oz respectively

o

For Option 2 and assuming feed grades of 0.91 g/t Au and 2.04 g/t Ag and recoveries of 50% for Au and 50% for Ag, the annual production of Au and Ag is expected to be 35,915 and 80,513 troy oz respectively

o

The capital costs for Option 2 (ROM) is $9 million US dollars, which is about 50% less than Option 1 (crushing) whose capital cost is $19 million US dollars

o

The operating costs for Option 1 (crushing) are estimated at $3.08 US dollars per tonne. Option 2 (ROM) operating costs are lower at $2.55 US dollars per tonne.

For the crushing option the crushing circuit basic design consists of:

1.

Rock Box - 250 metric tons. Mining trucks up to 150 tons can he dumped directly into the rock box

2.

Apron Feeder - 48 inch x 40 feet with a variable speed drive

3.

Static Inclined Grizzly with Hydraulic Clear — 127mm Closed Side Setting

4.

Cedarapids 3648 Jaw Crusher — 36 inch x 48 inch feed opening — 152.4 mm Closed Side Setting

5.

Pedestal Mounted Rock Breaker near jaw crusher

6.

Conveyor —48 inch x 40 foot conveyor to collect ore from the grizzly and jaw crusher discharge

7.

Magnet — stationary magnet at discharge to remove tramp iron from ore

8.

Conveyor — 48 inch x 100 foot conveyor to take the ore on the under jaw conveyor and deliver it to the primary screen feed box.

9.

Cedarapids 7203 Screen — 7 foot x 20 foot 3 deck screen

10.

Conveyor — 36 inch x 60 foot conveyor ore discharge under the screen for delivery to the heap leach

11.

Cedarapids MVP 550 Cone Crusher — 44.5 mm Closed Side Setting

12.

Conveyor — 36 inch x 70 foot conveyor to take the ore on the cone crusher discharge and deliver it to the primary screen feed conveyor.

13.

Conveyors to deliver the crushed ore to the heap leach pads.

The ROM option delivers ore directly to the leach pad in mining trucks and the ore is placed on the pad and moved with dozers as necessary.

Lyntek (2009) reviewed the following reports provided by Esperanza Silver:

1.

Determination of the gold and silver recovery by cyanidation of one ore composite, SGS Minerals Services/Durango, Final report SGS-37-07, May 2008

2.

Cerro Jumil Metallurgical Report, The Center for Advanced Mineral Metallurgical Processing, Montana Tech of the University of Montana Butte, Montana, June 1, 2009

3.

The recovery of gold by cyanide leaching of two composites, SGS Lakefield Research Ltd., Project 10996-002 Report 1, Sept 2006

4.

Cerro Jumil Cyanide Soluble Au Assay Review, D. Turner, May 31, 2009

5.

EXCEL File: CN Pulps Sample Data Final

Reports 1, 2 and 3 describe bottle roll tests conducted on crushed Cerro Jumil ore to determine its suitability to cyanide leaching whereas Reports 4 and 5 present assay tests. In addition, column leach tests were also described in Report 1 and these results were used to determine the precious metal recoveries for the plant design. The bottle roll test conditions that produced the highest Au recoveries in each report are summarized in Table 18.2.1.

TABLE 18.2.1: SUMMARY OF BOTTLE ROLL TEST-WORK REPORTED

REPORT NUMBER	2	3		1
		Comp. 1	Comp. 2
test ID from report	7	CN-10	CN-18	2
Au head grade (glt)	2.06	0.84	2.28	1.59
Ag head grade (glt)	64.46			2.17
Top size (mm)	12.7	-0.05	-0.05	12.7
NaCN conc. (g/L)	1.5	1	1	1
NaCN consumption (kg/t}		0.30	0.16	3.34
Ca0 consumption (kg/t)		3.02	1.61	2.25
Leach time (h)	168	48	48	96
Au Recovery %	78.7	91.3	96.1	79.14
Ag Recovery %	48.9			47.15
Residue Au (g/t)	0.44	0.07	0.10	0.34
Residue Ag (g/t)	33			1.16

Report 4 is a memo from D. Turner, which presents a CN/FA ratio (cyanide solubility / fire assay Au) for various samples, and the conclusions reported are as follows:

·

The intervals selected for CN re-assay cover the typical grade ranges of the Cerro Jumil mineralized zones

·

The distribution of the holes provides representative coverage along strike and dip of the SEZ, LCZ, and WZ mineralized domains. CN/FA ratios > 0.75 occur consistently across all three zones

·

Low (< 0.75) CN/FA ratios in three SEZ holes appear to preferentially occur within the low grade mineralized envelope. This may indicate a difference in the nature of the occurrence of gold in those areas, because apparent gold does not leach easily. However, the amount of ore and the low grade values should be evaluated to ensure a potential return before much effort is expended on determining the source of the difference in behavior

·

The CN extraction average for all combined lithologies is high at 0.89. Key host rocks for Au mineralization (skarn, marble, ls/mbl) exhibit minimal deviation above and below the 0.90 CN/FA line

·

The average skarn recoveries deviate from 0.85-0.95 around the 0.90 CN/FA ratio line, implying high CN solubility within all the skarn alteration types. There is a cluster of ratios at 0.85 (gr-tre, jasp, wo-gr) and around 0.90 (gr-wo, mbl, pyx-gr). The relationship of skarn alteration type versus CN solubility deserves further review

·

There does not appear to be grade dependent CN solubility behavior from the data reviewed.

Information from the various reports and Lyntek's experience in heap leach operations provided the basis for the process design for Cerro Jumil. Figure 18.2.1 is a schematic of the ADR building.

PRELIMINARY DRAWING
NOT FOR CONSTRUCTION
FOR INFORMATION ONLY
ESPERANZA SILVER
CERRO JUMIL PROJECT
GENERAL ARRANGEMENT
ADR BUILDING

18.3 Heap Leach Design

The details of the heap design, construction, and cost were presented in a Technical Memo dated July 31, 2009 from Charles Khoury, P.E. and Allan Breitenbach, P.E. of Vector Engineering. The heap will be constructed in two phases designed ultimately to hold 20 million tonnes of heap leach ore. The design is conceptual based on the anticipated total ore tonnage. No site engineering or testing has been completed. The location and design of the heap used existing topographic maps to select a reasonable site for the pad. Engineers utilized existing topography to calculate the volumes of cut and fill required to construct the pad. The conceptual design discusses the following:

¨

Foundation preparation

¨

Leach Pad Characteristics

¨

Pad Liner System

¨

Pad Solution Drainage System

¨

Collection Ditches

¨

Ore Heap Construction

¨

Solution Flow

¨

Collection Ponds

¨

Diversion System

The technical memo on the leach pads makes recommendations for field and laboratory testing of the materials at the surface and into the subsurface with a series of bore holes and test pits.

VECTOR ENGINEERING, INC.
ESPERANZA SILVER CORPORATION
ULTIMATE GOLD HEAP LEACH FACILITY PLAN

Figure 18.3.1 Ultimate Heap Leach Facility Plan

18.4 Environmental Considerations

The author is not an expert in the regulatory aspect of mining within Mexico and the discussion presented here is based on information available in public documents, review of documents prepared for Esperanza Silver (Ramos et. at, 2008), and discussions with Esperanza Silver personnel, The following discussion is a summary of public information from these various sources.

The Mining Act regulates all mining activities in Mexico including the granting of concessions. The Act states that all mining concession owners must carry out their activities according to environmental regulations but does not give the mining authorities the power to enforce the regulations.

The General Law of Ecological Equilibrium and Environmental Protection (LGEEPA) regulates all environmental impacts. All activities that may significantly affect the environment are required to submit to the DirecciOn General de Impacto Ambiental (DGRIA) an Environmental Impact Manifest (MIA). Mining projects must prepare an MIA according to the LGEEPA Environmental Impact Assessment Regulations.

A second major regulation that impacts mining is the General Law of Sustainable Forestry Development (LDFS). This law classifies all lands other than urban areas in Mexico as forest lands. In order to conduct activities such as mining on these lands, it is necessary to apply for a permit to change the use status of the land. Once the land use status is changed to allow mining, the mining concession holder must pay compensation to the Mexican Forestry Fund based on the productivity classification of the land.

Esperanza Silver has contracted with Consultores Ambientales Asociados (CAA), an environmental and remediation consulting company to carry out certain environmental studies. The primary study has been a fauna baseline study in support of changing the land status to mining. Esperanza recognized that this study must be expanded and updated before the MIA and the land status change permit applications can be filed with the appropriate authorities.

18.5 Capital Cast Estimates

Capital cost estimates for mining, processing, heap construction, owner costs, and closure costs have been estimated for all four options. Table 18.5.1 is a summary of the capital costs for the base case and the three options.

TABLE 18.5.1 SUMMARY OF CERRO JUMIL CAPITAL COST ESTIMATES

	Base Case	Option 1	Option 2	Option 3
CATEGORY	US$	US$	US$	US$
PREPRODUCTION CAPITAL
Mine Development (Prestrip)	$9,247,975	$9,247,975	$14,680,546	$14,680,546
Mining Equipment/Infrastructure	$22,456,521	$22,456,521	$6,809,847	$6,809,847
Plant/Infrastructure	$19,133,626	$8,956,467	$19,133,626	$8,956,467
Leach Pad	$5,524,600	$5,524,600	$5,524,600	$5,524,600
Owner Costs	$1,633,000	$1,633,000	$1,633,000	$1,633,000
Contingency (10% of total Capital)	$7,469,530	$5,482,257	$6,474,130	$5,622,690
Subtotal	$65,465,252	$53,300,820	$54,255,749	$43,227,150
SUSTAINING CAPITAL
Mining Equipment/Infrastructure	$1,828,110	$1,828,110	$1,778,602	$1,778,602
Leach Pad	$2,975,900	$2,975,900	$2,975,900	$2,975,900
Owner Costs	$200,000	$200,000	$200,000	$200,000
Working Capital (6 mo)	$9,695,566	$8,819,368	$10,030,182	$9,292,938
Closure Cost	$2,000,000	$2,000,000	$2,000,000	$2,000,000
Subtotal	$16,699,576	$15,823,378	$16,984,684	$16,247,440
TOTAL CAPITAL	$82,164,828	$69,124,198	$71,240,433	$59,474,590

18.5.1 Mining

Mining costs have been estimated for two options:

·

Mining using a company owned mining fleet;

·

Mining using a contractor owned mining fleet.

Capital costs for the first option include drilling and blasting equipment, loaders and haul trucks and support equipment, shop and maintenance, equipment, and miscellaneous equipment.

Table 18.5.1.1 shows the break down for mining capital costs by year for mine- owned mining fleet.

TABLE 18.5.1.1 MINING CAPITAL COSTS IN $USX1000 FOR MINE OPTION 1

	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Total
Mine Capital
Drilling
Rotary Drill - 165 mm	1,650					1,650
Loading
12 Cubic Meter Hydraulic Shovel	2,745					2,745
9 Cubic Meter Front End Loader	855					855
Trucks
90 Metric Tonne Truck Fleet	7,377					7,377
Support Equipment
400-450 Kw Dozer	1,087					1,087
300-350 Kw Dozer	930					930
4.8-4.9 m Motor Grader	683					683
Water Truck - 20,000 Liter	818					818
30Kw Integrated Tool Carrier	855					855
Rock Breaker - Impact Hammer	7			7		14
Backhoe/Loade r	108					108
Pit Pumps	12			12		24
Blasting
Sanding/Stemming Truck	94					94
Explosives Truck	79					79
Skid Loader	30			30		61
Mine Maintenance
Lube Truck	158					158
Fuel Truck	158					158
Mechanics Truck	231			-		231
Mine General Services
Light Plant	64		32		32	127
Other Mine Capital
ANFO Storage Bins	39					39
Powder Magazines	8					8
Cap Magazine	5					5
Mobile Radios	19					19
Shop Equipment	263					263
Engineering & Office Equipment	150					150
Water Storage (Dust Suppression)	98					98
Base Radio & GPS Stations	105					105
Unspecified Miscellaneous Equipment	105					105
Total Mine Capital	18,730		32	50	32	18,843

Infrastructure & Buildings
Buildings & Structures	1,210					1,210
Access Roads - Haul Roads - Site Work	2,046		1,539			3,584
Total Infrastructure & Building Capital	3,256	-	1,539	-	-	4,794

Miscellaneous
Light Vehicles	480				240	720

Total Capital	22,465		1,570	50	271	24,357

Table 18.5.1.2 shows the break down for mining capital costs by year for the contract mining option.

TABLE 18.5.1.2 MINING CAPITAL COSTS IN $USX1000 FOR MINE OPTION 2

_	Yr -1	Yr 2	Yr 4	Yr 8	Total
Mine Capital
Drilling	Contractor Supplied
Loading	Contractor Supplied
Trucks	Contractor Supplied
Support Equipment
300-350 Kw Dozer	930				930
Backhoe/Loader	107				107
Blasting	Contractor Supplied
Mine Maintenance
Mechanics Truck	116				116
Mine General Services
Light Plant	Contractor Supplied
Mobile Radios	2				2
Shop Equipment	263				263
Engineering & Office Equipment	150				150
Water Storage (Dust Suppression)	98				98
Base Radio & GPS Stations	105				105
Unspecified Miscellaneous Equipment	105				105
Contractor Mobilization	1,200				1,200
Contractor De-Mobilization				1,200	1,200
Total Mine Capital	3,074			1,200	4,274

18.5.2 Processing

The processing capital costs (Lyntek, 2009) are for two options of ore handling and the process plant itself including the carbon columns, the carbon stripping circuit, the electro-winning circuit, the smelting and refining circuit, and the carbon regeneration circuit along with all the ancillary equipment. The two options for ore handling are:

o

Crushed ore delivered to the leach pad by conveyers. Table 18.5.2.1 shows the costs for this option as estimated by Lyntek.

o

ROM ore delivered to the leach pad by haul trucks and spread by dozer. Table 18.5.2.2 shows the costs for this option.

Table 18.5.2.1 shows a summary of the capital costs for the crushing option.

TABLE 18.5.2.1 CAPITA PROCESS COSTS (US$) - CRUSHING OPTION

Category	Units	Total Capital
Direct Costs
Equipment and Installation
Crushing System		$$3,397,960
Overland Conveyors		$$503,020
Conveyer Stacker		$$1,180,140
Reagent System		$$116,848
Flume		$$42,194
ADR Plant (Adsorption) and Barren Pumps		$$1,187,704
Acid Wash and Carbon Strip		$$316,117
Gold Refinery		$$181,391
Piping		$$76,492
Ancillaries and Miscellaneous		$$550,700
Water System		$$447,422
Laboratory		$$185,490
Administrative/Office Building		$$420,000
Laboratory		$$330,000
Warehouse		$$420,000
ADR Plant		$$750,000
Plant Electrical		$$642,151
Instrumentation and Programming		$$437,830
Plant Piping		$$350,264
Concrete		$$1,167,547
Structural Steel		$$408,641
Subtotal Direct Costs		$$13,111,910
Indirect Costs
Engineering (% Direct Cost)	10%$	$1,311,191
Construction Management (% Direct Cost)	4%$	$524,476
Freight (% EQ Cost)	12%$	$822,231
Man camp (`)/0 Direct Cost)	3%$	$393,357
Contractor Profit (% Direct Cost)	10%$	$1,311,191
Construction Equipment Rental (`)/0 EQ cost)	10%$	$685,192
Contractor Small Tools and Consumables (% EQ Cost)	4%$	$274,077
Mobilization and De-Mobilization	-$	$300,000
Startup and Commissioning	-$	$150,000
Project Insurances	-$	$250,000
Subtotal Indirect Costs		$$6,021,716
Subtotal Direct and Indirect Costs		$$19,133,626

TABLE 18.5.2.2 CAPITAL PROCESS COSTS (US$) — ROM OPTION

Category	Item	Total Capital
Direct Costs
Equipment and Installation
Reagent System		$$116,608
Flume		$$42,144
ADR Plant (Adsorption) and Barren Pumps		$$1,170,704
Acid Wash and Carbon Strip		$$314,177
Gold Refinery		$$179,639
Piping		$$76,092
Ancillaries and Miscellaneous		$$257,348
Water System		$$209,085
Laboratory		$$185,490
Administrative/Office Building		$$420,000
Laboratory		$$330,000
Warehouse		$$420,000
ADR Plant		$$750,000
Plant Electrical		$$425,843
Instrumentation and Programming		$$283,896
Plant Piping		$$283,896
Concrete		$$473,159
Structural Steel		$$189,264
Total Direct Costs		$$6,127,344
Indirect Costs
Engineering (% Direct Cost)	10%$	$612,734
Construction Management (% Direct Cost)	4%$	$245,094
Freight (0 EQ Cost)	12%$	$219,111
Man camp (% Direct Cost)	3%$	$183,820
Contractor Profit (% Direct Cost)	10%$	$612,734
Construction Equipment Rental (% EQ Cost)	10%$	$182,592
Contractor Small Tools and Consumables	4%$	$73,037
(% EQ Cost)
Mobilization and De-Mobilization	-$	$300,000
Startup and Commissioning	-$	$150,000
Project Insurances	-$	$250,000
Subtotal Indirect Costs	-$	$2,829,123
Subtotal Direct and Indirect Costs	-$	$8,956,467

18 .5 .3 Heap Construction

The summary of the capital cost for construction of the heap leach pad (Khoury e al, 2009) is shown in Table 18.5.3.1. It includes costs for grading the site, purchase and installation cost of the geosynthetics, purchase and installation costs of the piping system and various miscellaneous costs.

TABLE 18.5.3.1 CAPITAL COST (US$) FOR HEAP LEACH PAD CONSTRUCTION BY PHASE

CONSTRUCTION COST SUMMARY BY PHASE
	Phase I	Phase II	Totals
Subtotals - Earthwork Cost	$3,156,060	$1,754,647	$4,910,707
Subtotals - Geosynthetics Cost	$2,029,303	$1,100,389	$3,129,692
Subtotals - Pipework Cost	$253,559	$120,868	$374,427
Subtotals - Miscellaneous Cost	$85,700	$0	$85,700

ESTIMATED CONSTRUCTION COSTS OF FACILITY PHASES	$5,524,623	$2,975,903

FACILITY ESTIMATED TOTAL CONSTRUCTION COST			$8,500,527

18.5.4 Owner Costs

The owner costs include permitting costs, land acquisition costs, drilling of production water wells, infrastructure costs, prestripping costs, and social and community relations costs. Costs of these are shown in Table 18.5.4.1

All permitting costs for exploration permits are considered sunk costs. This includes the various permit applications, flora and fauna studies, and hydrological studies that have already been conducted. All exploration and land and lease payment costs are also considered sunk costs and are not included in any of the cash flow calculations. Once operations commence, it is possible these costs can be recovered as a tax credit against revenue.

Additional permits are required to allow mining. This includes the Environmental Impact Manifest (MIA) and the Request of land Status Change. Both will require an updated flora and fauna survey. Once the survey is completed the MIA will have to be assembled along with the Request of land Status Change.

The land on which the pit, waste piles, heap leach pad and other infrastructure will sit is the property of an Ejido. An "ejido" is a uniquely Mexican institution set up by the government during a period of land reform. It is a rural agricultural cooperative having well-defined property rights. These rights allow them to control what activities take place on the community lands. The law allows for a mining company to negotiate with the Ejido for a "Temporary Occupancy" permit that grants easement for mining and related activities. This "Temporary Occupancy" easement is good for 50 years. Esperanza will have to negotiate with the Ejido to acquire the "Temporary Occupancy" easement for exploitation of the resource.

Hydrological studies have been carried out. The conclusions of these studies are that sufficient ground water is available to support production (Estudio HidrolOgico, 2008). Production from these wells is estimated to be between 10 and 30 Lps. The wells are expected to average 200 meters deep. It has been estimated in the Lyntek study that approximately 10L/hr /m2 will be applied to the heaps. Heap sizes will vary between 220,000m2 and 371,700 m2. Evaporation rates of to 10% have been estimated. If 10% of the solutions are lost to evaporate make up water required will vary between 60 and 100 Lps. Assuming the wells produce an average of 20 Lps, 3 to 5 wells will be required to sustain production. In addition, the Ejido needs water well and as part of its community outreach program, Esperanza expects to drill a water well for the Ejido. The hydrological study recommends four sites for drilling to test the groundwater. It is assumed these four wells will he finished as production wells for the operations.

Esperanza has determined certain social and community relations programs will be ongoing during the life of the mine. As these programs are not yet defined, the costs estimated for them by Esperanza are considered very rough and an order of magnitude estimate.

TABLE 18.5.4.1 OWNER CAPITAL COSTS (US$)

Permitting
MIA	$50,000
Land Status	$25,000
Land Acquisition	$1,500,000
Water Wells
Production	$48,000
Ejido	$10,000
Total Owner Costs	$1,633,000
Ongoing Owner Costs /yr	$25,000

18.5.5 Closing Costs

As a part of the MIA, Esperanza will have to detail the plans for mine closure. Typical mine closure activities include:

o

Flushing and neutralizing the dumps by removing and destroying any remaining cyanide;

o

Re-contouring mine waste dumps and leach pads as necessary to create stable slopes;

o

Topping waste dumps and leach pads with top soil and re-vegetation of same;

o

Removing all buildings and equipment.

As the plan is not yet developed, costs can only be estimated as a lump sum figure based on costs reported by similar sized operations.

18.6

Operating Cost Estimates

18.6.1

Mining

Operating mining costs have been estimated by Dyer (2009) for two mining options, company owned mining fleet and contractor mining fleet. Table 18.6.1.1 shows the operating cost summary for the company owned mining fleet.

TABLE 18.6.1.1 COMPANY OWNED MINING FLEET OPERATING COSTS (US$)

Mine Cost Summary
Total Mining Cost LOM
	Units	Total
Drill	US$	$ 10,542,165
Blast	US$	$ 13,946,834
Load	US$	$ 8,037,937
Haul	US$	$ 27,632,673
Mine Support	US$	$ 11,333,295
Mine Maintenance	US$	$ 3,274,782
Mine General Services	US$	$ 8,631,104
Total	US$	$ 83,398,789
Mine Cost per Tonne Mined
Drill	US$/t	$ 0.14
Blast	US$/t	$ 0.19
Load	US$/t	$ 0.12
Haul	US$/t	$ 0.37
Mine Support	US$/t	$ 0.15
Mine Maintenance	US$/t	$ 0.04
Mine General Services	US$/t	$ 0.15
Total	USSit	$ 1.16

Less Pre-stripping	US$	$ 10,068,000
Net Life-of-Mine Cost	US$	$ 76,159,000
Net Life-of-Mine Cost	US$/t	$ 1.18

TABLE 18.6.1.2 CONTRACT MINING OPERATING COSTS (US$)

Mine Cost Summary
Total Mining Cost LOM
	Units	Total
Contract Mine	US$	$ 75,482,000
Mine Support	US$	$ 2,300,000
Mine Maintenance	US$	$ 2.292.000
Mine General Services	US$	$ 6,174,000
Total	US$	$ 83,398,789
Mine Cost per Tonne Mined
Contract Mine	US$/t	$ 1.51
Mine Support	USSit	$ 0.05
Mine Maintenance	US$/t	$ 0.05
Mine General Services	US$/t	$ 0.12
Total	US$/t	$ 1.73

Less Pre-stripping	US$	$ 15,984,000
Net Life-of-Mine Cost	US$	$ 70,263,000
Net Life-of-Mine Cost	US$/t	$ 1.75

18.6.2 Processing

Lyntek Inc. as a part of their process development have estimated operating costs (Lyntek, 2009) for two options, crushing with heap leach and Run-of-Mine with heap leach. For each option the solutions are treated in an ADR plant. Table 18.6.2.1 shows the operating costs for each option.

TABLE 18.6.2.1 PROCESS OPERATING COSTS

Option 1 Crushing and Leaching
Operation	Cost per tonne (US$)	Notes
Crushing & Stacking	$0.67	Crusher, stacking conveyors, dozer
Process Plant	$2.41	Includes Carbon Plant, Solution Pumping, Laboratory, and power for Office and Warehouse
Total for Crushing/Stacking	$3.08
Option 2 ROM and Leaching
Operation	Cost per tonne (US$)	Notes
Spreading ore on Heap	$0.14	Dozer for spreading only, trucks in mining cost
Process Plant	$2.41	Includes Carbon Plant, Solution Pumping, Laboratory, and power for Office and Warehouse
Total for ROM Option	$2.55

18.6.3 Refining and Transportation

Refining costs vary widely in part because of the competitive nature of the precious metals refining industry. Precious metal producers are not limited to geography or smelter types as are base metal producers. There are several very reputable refiners in North America. Typical refinery terms include:

o

Treatment charges (dollars per troy ounce on net weight received)

o

Assay charge generally per lot for each metal

o

Accountability (the percentage of the assay the refiner will credit)

o

Other special charges

o

Outturn (the time to complete the refining)

Treatment charges vary from about $0.60 to $1.30 per tray ounce for gold and about $0.30 per troy ounce of silver. The amount of the treatment charge is generally a negotiated amount depending on the amount expected to be shipped and various other factors.

Assay charges generally vary from $25 to $30 per lot for gold and silver.

Accountability covers the refiner's losses and often includes a part of the profit margin. Accountability for gold ranges from 98% to 99.9% depending on the volume of dore delivered to the refiner and the ability of the producer to negotiate terms. Silver accountabilities range from 93% to 99%. Small lots or low grade dorá may reduce these to 90% for gold and 85% for silver

Other special charges generally are related to the levels of impurities.

Transportation of dare is a difficult number to determine but a review of numerous operations showed that transportation generally only adds a few cents per ton to operating costs.

Below are the assumptions made in estimating a refining and transportation cost for Cerro Jumil.

·

Treatment charges per ounce of $1.30 for Au and $0.30 for Ag.

·

Accountability 98% for Au and 93% for Ag

·

Transportation $0.021 tonne of ore mined or $0,971 Oz of Au shipped if operation is a crush operation or $1.15 /Oz of Au shipped if operation is ROM.

Detailed calculations are shown in APPENDIX B.

18.6.4 G&A

G&A costs for the project include salary and benefits for the General Manager, the Administrative Department (accounting, purchasing and warehousing), the Environmental Department, the Human Relations Department, and the Safety and Security Department. In addition there are administrative assistants, one assigned to the General Manager and one to the Safety and Security Department. The salaries are based on information from a PEA 43-101 Technical Report on the San Javier copper project in Mexico (Hester et.al., 2007) and a Feasibility Study 43-101 Technical Report on Paradones Amarillos (Kuestermeyer, et al 2008). The numbers shown in Table 18.6.4.1 include salary plus a 40% burden. Table 18.6.4.2 shows a typical organizational chart for a mining operation of the size anticipated for Cerro Jumil.

TABLE 18.6.4.1 STAFF ESTIMATE AND G&A CALCULATION

Expat	Position	#	Salary	Total Annual Cost
Yes	General Manager	1	$200,000	$200,000
No	Administrative Assistant	1	$21,000	$21,000
No	Administrative Superintendent	1	$63,500	$63,500
No	Chief Accountant	1	$47,500	$47,500
No	Accounting Staff	2	$37,000	$74,000
No	Purchasing Manager	1	$47,500	$47,500
No	Purchasing staff	1	$26,500	$26,500
No	Warehouse Manager	1	$47,500	$47,500
No	Warehouse Staff	2	$26,500	$53,000
No	Environmental Manager	1	$63,500	$63,500
No	Environmental Engineer	1	$45,000	$45,000
No	Environmental Technician	2	$47,500	$95,000
No	HR Manager	1	$47,500	$47,500
No	HR Staff	2	$37,000	$74,000
No	Janitorial Staff	6	$5,000	$30,000
No	Safety and Security Manager	1	$63,500	$63,500
No	Safety Specialist	1	$37,000	$37,000
No	Receptionist/Safety Secretary	1	$21,000	$21,000
No	Security Chief	1	$45,000	$45,000
No	Security Guards	8	$18,000	$144,000
	TOTAL	36		$1,246,000.00
		G&A Supplies @50%		$623,000.00
				$1,869,000.00
		LoM $/Tonne		$0.67

Figure 18.6.4.1 Typical Organization Chart of a Heap Leach Gold Operation

18.7 Economic Analysis and Sensitivities

Cash flow models were developed for four cases. Those four cases were:

1.

Base Case — Company owned mining fleet with crushed ore delivered to the leach pad;

2.

Option 1 — Company owned mining fleet with run-of-mine delivered to the leach pad;

3.

Option 2 — Contractor owned mining fleet with crushed ore delivered to the leach pad;

4.

Option 3 - Contractor owned mining fleet with run-of-mine delivered to the leach pad.

Shown in Table 18.7.1 is a summary of the findings for each case.

TABLE 18.7.1 SUMMARY OF PRETAX CASH FLOW MODELS FOR CERRO JUMIL

Case	Pretax Cash flow (US$ X 106)	NPV at 5% Discount Rate (US$ X 106)	Internal Rate of Return (IRR)	Payback Period (Years)
Base Case	79.43	46.74	19.47%	4.4
Option 1	14.67	-1.53	4.42%	7.0
Option 2	56.98	32.88	17.39%	4.05
Option 3	-0.18	-11.15	-0.07	NA

The following assumptions were made to develop the cash flows. They are:

o

The mine production was based on the production schedules developed by Dyer (2009)

o

OPEX and CAPEX costs for mining were based on studies done by Dyer (2009)

o

Recoveries for the crushed option is 70% for Au and 65% for Ag as indicated by the process study (Lyntek, 2009)

o

Recoveries for the ROM option is 50% for Au and 50% for Ag as indicated by the process study (Lyntek, 2009)

o

Processing CAPEX and OPEX costs were estimated by Lyntek for the two processing options (Lyntek, 2009)

o

Construction and materials costs were estimated by Vector Engineering for the Heap Leach pads (Khoury et al, 2009)

o

G&A costs and refining and transportation costs were estimated by Vector engineering based on costs reported by similar operations.

The Base Case utilizes a Company owned mining fleet with crushing as the processing method is the most favorable option. The cash flow models for each case are in Appendix C.

Using the Base Case, sensitivities to changes in recovery, capital costs, operating costs and gold price were examined using the NPV at a 5% discount rate as the basis for comparison. Each of these factors was looked at in a range off 10% of the base case values in increments of 5%. Figures 18.7.1 to 18.7.4 summarize the results of the sensitivity analysis.

The base case values are:

·

Recoveries for Au is 70%, Ag is 65%;

·

Total LOM Capital Costs are US$ 82,164,828;

·

Total LOM Operating Costs excluding royalties are US$165,281,454

·

The gold price is US$800

The following conclusions can be reached about the sensitivities based the graphs in Figures 18.7.1 to 18.7.4. They are:

o

The project is most sensitive to changes in recovery and gold price;

o

The project is least sensitive to changes in CAPEX costs;

o

A decrease in the gold price from $800 to about $650 per ounce produces a zero NPV at a 5% discount rate in the base case;

o

An increase of about 34% in operating costs produces an NPV equal to zero at a discount rate of 5%;

o

A decrease in recovery of about 14% to a recovery of 56% of Au will produce an NPV of zero at a 5% discount rate.

Reviewing the sensitivities and the other cases, recovery appears to be the critical aspect of the economics. This emphasizes the need for significant metallurgical testing at an early stage in the upcoming drilling program. It also emphasizes the need for a plan to obtain relatively large volumes of representative material for this testing. The details of the recommended testing are discussed in Section 20.2.

19.0 INTERPRETATION AND CONCLUSIONS

The Cerro Jumil project, located in the State of Morelos, Mexico, is at an advanced stage of exploration. Drilling to date has defined a resource that forms the basis for this preliminary economic analysis. The purpose of the analysis was to:

1.

Review the existing data;

2.

Develop conceptual pit plans, mining schedules, and CAPEX and OPEX costs based on the measured, indicated, and inferred resources for two mining options, Company owned mining fleet and contractor owned mining fleet;

3.

Develop a conceptual process design, flow sheet, and CAPEX and OPEX costs based on existing metallurgical data for two processing options, crushed ore with heap leach and ROM ore with heap leach;

4.

Develop conceptual engineering drawings and construction for heap leach pads

5.

Develop conceptual costs for all operations activities not included in the mining and processing costs. This includes general and administrative (G&A), owner costs, closure costs, and refining and transportation costs.

6.

Construct an economic model for each of the four options to evaluate the general practicality of proceeding toward a final feasibility study.

The economic analysis shows that the probability of Cerro Jumil developing into a viable orebody is good and work should begin to proceed toward a final feasibility study.

20.0 RECOMMENDATIONS AND BUDGETS

One of the study scope objectives was developing recommendations and budgets for the scope of work necessary to proceed toward a feasibility study. Sections 20.1 to 20.5 detail these recommendations and the estimated budgets required to complete the recommended work. It is recommended Esperanza Silver proceed with exploration work, metallurgical test work and process testing, mine design work, geotechnical engineering field work to characterize the site, environmental permitting work, and land acquisition to develop the framework to develop a final feasibility study. Appendix D is the Table of Contents for a typical final or bankable feasibility study. This provides a framework for the ongoing studies. The recommendations will focus on exploration, mine design including geotechnical work, process and metallurgical testing and geotechnical testing for site characterization. Table 20.0.1 summaries the estimated budgets required to complete the recommendations discussed in Sections 20.1 to 20.5.

TABLE 20.0.1 ESTIMATED BUDGETS FOR THE RECOMMENDED WORK

Exploration Drilling and Support	$2,980,000
Metallurgical Testing	$130,000
Geotechnical Testing Pit Design	$20,000
Geotechnical Heap and foundations	$128,500
Permitting for Production	$75,000
Land Acquisition	$1,500,000
Totals	$4,833,500

20.1 Exploration Recommendations

It is recommended that continued exploration drilling be undertaken to delineate the extent and grade of gold-silver mineralization in the West, Las Calahazas and Southeast Zones at Cerro Jumil. Drilling should focus on upgrading inferred resources to the measured and indicated categories and evaluating additional nearby exploration targets that could add significant resources. It is recommended that a combination of core and RC drilling be implemented to further define these areas. The recommended drilling would include approximately 15,000 meters, of which 11,000 would be dedicated to upgrading the resources classified as inferred, and the balance used to explore new targets and complete condemnation drilling in the areas of the heap leach pad and the waste dumps. The following, Table 20.1.1, gives a cost estimate to complete the recommended exploration program.

TABLE 20.1.1 RECOMMENDED CERRO UMTL EXPLORATION BUDGET (US $)

Geological and Logistical Support	$480,000
Road and Drill Site Construction	$50,000
Drilling (15,000 mts © 150/mt)	$2,250,000
Geochemical Analysis (Drill Samples)	$175,000
Exploration Permitting and Related Costs	$25,000
Total	$2,980,000

20.2 Metallurgical and Process Testing

Lyntek (2009) made the following recommendations for additional metallurgical testing. Further test work is required to adequately characterize the leaching behavior of both the crushed and ROM ore. Additionally, crushing tests are needed to optimize the crushing plant design in the crushing option.

The testing to date has shown that ore from most of the deposit can be leached at finer sizes in bottle roll tests. For more detailed feasibility evaluations, tests that are more representative of heap leaching conditions are recommended. These can include some mix of static (or Bucket) leach tests, column leach test and possibly pilot heap leach tests.

The primary recommendation for additional metallurgical testing at this time is for additional column tests. These tests should include:

1.

Assays for gold and silver of the feed to each test and the residue from each test by size fraction

2.

Assay for gold and silver content of the activated carbon in each test (for closed circuit tests)

3.

Proper measurement of lime consumption in all column tests

4.

Proper measurement of cyanide consumption in all column tests

5.

Monitoring of any settlement of the charge to the column

6.

Monitoring of the recovery of gold and silver to ensure that test is run to completion (or run all tests to at least 90 days)

7.

Analysis of the final leach liquor for a suite of elements to check for build-up of detrimental constituents. Most analytical laboratories offer economical ICP scans covering many elements. Mercury should always be included in these analyses.

Static or "Bucket" leach testing is an economical approach to determining the effect of size distribution on recovery before proceeding to the more expensive column tests. For this testing a sample of ore is separated into convenient size fractions. These fractions can be up to 610 mm (24") diameter particles. A portion of each fraction is placed in a separate, conveniently sized container and covered with leach solution. The container is agitated gently once per day and small solution samples are taken for analysis. Depending on the original amount of solution present and the conditions of the test, make up solution may be added as necessary, but the amount of precious metal leached each day should be tracked. The bucket tests should be run until the amount of precious metal in solution in each test remains constant for several days. The leach solution should be drained; the ore sample should be washed and weighed. The leach and wash solutions should be composited and the total volume measured to properly determine the amount of precious metal leached. The ore sample should be properly crushed and split to allow for accurate assays of the residue. The recovery curves from the several bucket tests can be combined based on the size distribution predicted for the heap feed to give a general predicted recovery curve for any given size distribution.

While much useful information can he gained from running additional column tests on minus 1" or finer samples, Lyntek recommends that some tests be run on minus 2" samples and uncrushed samples in large diameter columns as early in the project as possible. These tests will give the best indication of the relative recovery of ROM versus crushed ore on the heap. At the feasibility level of assessment, bulk samples from test pits are recommended.

Column Leach tests can be run in open or closed circuit for the lixiviant. In open circuit tests the lixiviant (leach solution) passes through the column once and is sampled, the sample is assayed for precious metals, cyanide and lime (alkalinity) then the excess is discarded. In a typical closed circuit test column leach, a portion of the leach solution is passed through the leaching column, and collected underneath. Samples are taken for assay, and then the main portion is passed through a carbon column to absorb the precious metals. Make up water, cyanide and lime are added as necessary to the barren solution, and then that portion is ready to pass through the leach column again. The total leach solution will be divided into at least two portions so the column always has leach solution passing through.

Careful technique and management of solutions is critical to get useable results from closed circuit tests. Note that the carbon will need to be sampled and the sample assayed periodically to ensure that it is not saturated with gold and silver. Also, the carbon should be blended, sampled and assayed at the end of the test for total mass balance measurements.

Open circuit tests are easier to analyze and have fewer problems with interferences. However, more solution will be required which can become prohibitive for large columns. If interferences are found in closed circuit column leach tests, that is an indication that the same problems may occur in full-scale operation. Multi-element analyses of the final leach solutions from closed circuit tests will also more easily demonstrate the concentration build-up of any detrimental elements.

Small pilot leach pads can be constructed to test larger bulk samples, if desired for advanced feasibility or design evaluation. These tests would be operated in closed circuit and would require a small carbon adsorption plant. Other than the volume of material, basic operation would be very similar to closed circuit column leach tests. This type of leach testing would be very expensive.

There are several tests to characterize the crushing behavior of an ore. Common tests include the Bond Crushing Index test and the Abrasion Index test. The Crushing Index test gives an indication of the power that a crushing plant would draw, given the feed and product sizes and the throughput required. The Abrasion Index test results will allow prediction of the wear on crusher parts, which is a significant factor in operating costs. Crushing tests will also produce product size distribution predictions. These are needed for the evaluation of the bucket tests, and the preparation of feed samples for the column tests. Crushed ore size distribution data is also needed to evaluate the necessity or advantage of separate fines treatment. Some crushed ore size distribution data can be gathered while preparing composite samples from core.

The total cost of the recommended basic feasibility level metallurgical testing program is estimated to be on the order of $130,000 exclusive of sample acquisition costs (drilling, channel sampling, etc.) and the feasibility study. Approximately $100,000 of this estimate is for the laboratory tests alone. The remaining $30,000 is for site and laboratory visits by the process engineer and a data analysis and evaluation report by the process engineer.

The estimated laboratory charges are based on rates from McClelland Laboratories in Reno, Nevada and RDI in Wheat Ridge, Colorado. These laboratories have reputations for doing the type of work recommended and will need little supervision. The test work may be less expensive at laboratories in Mexico, but it is recommended in that case a representative of the process engineer visit the laboratory to ensure that the recommended test procedures are understood and will be properly executed.

The estimate of costs for the process engineering support does include the site visit and the laboratory visit. It also includes a data analysis report, which may become a portion of the process evaluation for the feasibility study.

Table 20.2.1 details the costs associated with this type of recommended metallurgical testing.

TABLE 20.2.1 RECOMMENDED METALLURGICAL TESTING BUDGET

Test Type	Number of Tests	Estimated Cost per Test	Extended Cost
Crushing Tests
Crushing Work Index'	2	$ 750	$ 1,500
Abrasion Index'	2	$ 750	$ 1,500
Leach Tests
Static ''Bucket"
By Size Fraction
-2"[1]	3	$ 1,500	$ 4,500
2" x 4"[1]	3	$ 1,500	$ 4,500
4" x 6"[1]	3	$ 1,500	$ 4,500
6" x 12"[1]	3	$ 1,500	$ 4,500
+12"[1]	3	$ 1,500	$ 4,500

Column Leach Tests
-2" Feed - 12" Column[2]	2	$ 8,000	$ 16,000
ROM up to 48" Column[2]	2	$ 16,000	$ 32,000
Bottle Roll Tests
Column Feed Splits'	4	$ 750	$ 3,000
Expected Miscellaneous Additional Laboratory Costs
Misc. Solution & Residue		10%	$ 7,650
Data Analysis & Report (lab)		20%	$ 15,300
Site and Laborator Supervision			$ 30,000
Total Program Estimate			$ 129,450

Items with Superscript quoted by RD1

Items with Superscript 2 quoted by McClelland Laboratories

20.3

Mine Design and Pit Stability Geotechnical Studies

One area of conceptual design is the pit. Although the pit shells are based on resources reported by Bond and Turner, the pit design incorporates no geotechnical information about rock strength or fracture and bedding directions. The pit walls were assumed to be 450 for all the walls in both waste and ore. To design a pit for feasibility study additional geotechnical information needs to be gathered. Recommendations for geotechnical studies resulted from recommendations by Dyer (2009) and discussions with geotechnical engineers from Vector experienced in rock mechanics and geotechnical testing.

With the commencement of drilling, it is recommended that geotechnical data be collected as a part of the logging process. Geotechnical studies of structure and testing of rock strength should begin with the drilling to characterize the site parameters for pit design. Esperanza Silver's geologists have collected RQD (Rock Quality Date) during the previous drill campaigns. The recommended activities for the collection of geotechnical data for pit design include:

o

Surficial geologic/structure mapping

o

Geotechnical logging of exploration drill core and development of a geotechnical database on core drill holes completed within the proposed open pit area. Rock Quality Designation (RQD), rock hardness, alteration/weathering, number of primary joints and relative angle of joint sets to the core should all be determined to establish the preliminary Rock Mass Rating (RMR).

o

Selection of rock core samples for uniaxial compressive strength testing. Additional strength information will be developed from a series of point load tests completed in the field.

o

Geotechnical/structural domain determination based on preliminary geotechnical database and surficial mapping.

o

Incorporation of hydrogeologic model into the geotechnical model

o

Global slope stability analysis.

o

Development of oriented core drilling program based on the preliminary geotechnical database.

o

Reevaluate structural domains, slope stability and provide final pit slope geometry based on results of oriented core drilling program.

Once preliminary work has been completed, the pit design can be reviewed and modified as necessary. This will be an iterative process that will utilize assay results along with geotechnical data and cost data to develop an optimized pit design that incorporates all the data collected. It is recommended a geotechnical engineer visit the site when core drilling starts to train the geologists in the proper recovery of geotechnical data from the core. Additional visits will be required to select core for strength testing and to conduct the field point load testing. As much of this information will be collected by the geologists logging the core the costs will be in the visits by the geotechnical engineer and the lab testing. It is estimated this may cost US$ 20,000. Once preliminary work has been completed, the pit design can be reviewed and modified as necessary.

20.4 Heap Leach and Foundation Geotechnical Testing

Khoury et al (2009) recommends geotechnical field and laboratory testing programs should be conducted as a part of the work for the feasibility study to generate sufficient site-specific data to complete the feasibility design of the heap leach facility. The investigation will consist of boreholes to be drilled with a drill rig and test pits to be excavated with a backhoe, and may also include evaluation of potential onsite and offsite sources of borrow materials.

Boreholes: Up to 12 boreholes will be drilled at the proposed locations of the ultimate leach pad and ponds. The boreholes will vary in depth depending on their locations however; they are expected to be less than 30 m deep. The objective of the boreholes will be to identify the subsurface materials including the overburden soil, the weathered bedrock and the competent bedrock. The holes will be drilled with a coring rig using specialized core barrel recovery systems to ensure that the material is recovered without disturbance.

Test Pits: Up to 30 test pits will be excavated at the proposed locations of the ultimate leach pad and ponds to complement the boreholes. The test pits will be excavated with a backhoe large enough to reach a depth of 6 m. Bulk samples of materials from the test pits will be collected for laboratory testing. After completion of sampling and testing, the test pits will be backfilled with the excavated materials.

Samples of the subsurface materials collected from the boreholes and test pits will be subjected to a laboratory testing program developed by Vector to assess material characteristics and parameters for use in the engineering analyses and designs of the leach facility and the development of construction specifications. The following are the types of tests anticipated to be performed:

o

Natural moisture content and density

o

Gradation

o

Atterberg limits plasticity

o

Proctor moisture-density relationship

o

Remolded permeability

o

Consolidation

o

Direct shear

o

Triaxial shear

The cost of the geotechnical testing for heap leach pad and foundation design is estimated to be approximately US$ 128,500. The budget is shown in Table 19.3.1.

TABLE 20.3.1 ESTIMATED BUDGET FOR GEOTECHNICAL TESTING FOR

LEACH PAD AND FOUNDATIONS

Activity	Units	Cost (US$) /Unit	Total Units	Cost (US$)	Supervision US$	Total
Drilling	Meters	$120	500	$60,000	$21,000	$81,000
Test Pitting	Hrs	$80	120	$9600	$13,000	$22,600
Lab Testing	Lump Sum			$20,000	$4900	$24,900
Total				$89,600	$38,900	$128,500

Once the geotechnical work is completed and a reserve number estimated, engineering design of the heap leach pad can proceed at a feasibility study level. Khoury et al (2009) is further recommending a seismic assessment be completed for Cerro Jumil and the results incorporated into the feasibility study engineering design.

20.5 Permitting and Land Acquisition

Esperanza has, through Consultores Ambientales Asociados (CAA), an environmental and remediation consulting company, permitted exploration programs but has done only preparatory work toward the applications for the MIA and land status change permits. Vector recommends the first step in the permitting process be the development of a Permit Handbook that would define the permits required and the timeframes necessary to obtain these permits. Often obtaining permits can prove to be the critical path issue in proceeding with production. Defining the potential critical path issues in the permitting process will allow planning to account for the time necessary to proceed with the work for final feasibility. The permit Handbook will include:

o

Identification of required permits

o

Identification of requirements for each permit

o

Identification of timelines for each permit

o

Identification of permit sequencing

Developing the Handbook will provide a road map for the permitting process and identify those permits with long lead times that will require initiation early in the process.

The budget estimated for the permitting process is US$75,000.

Esperanza will have to acquire the surface rights to lands belonging to the Ejido. Esperanza estimates that negotiating a "right to occupy" these lands will cost about US$1,500,000. This cost is included in the owner's costs for the capital budget in the cash flow models.

21.0 REFERENCES

2008, Estudio Hidralogico — Geofisico, Proyecto Esperanza Silver en la poblacian de Tetlama, Municipio de Temixco, Estado de Morelos; Prepared for Esperanza Silver de Mexico, S.A. de C.V.

Barrera, M., Verduzco, E., 2004, Manifestaciem de Impacto Ampiental Modalidad Particular Sector Minera; Prepared for Esperanza Silver de Mexico, S.A. de C.V.

Barrera, M., Verduzco, E., 2005, Estudio Tecnico Justificativo para el Cambia de UtilizaciOn de Terrenos Forestales; Prepared for Esperanza Silver de Mexico, S.A. de C.V.

Barrera, M., Verduzco, E., 2006, Proyecto de Exploraciem Minera "La Esperanza" Tercera Fase, Municipio de Temixco, Estado de Morelos; Prepared for Esperanza Silver de Mexico, S.A. de C.V.

Benitez, S., Juan, Augosto 1998, Reporte de Barrenacion con Diamonte, Proyecto La Esperanza, Julio de 1998; Report for Minera Teck.

Bousfield, J., Martin, C., 2005, The Recovery of Gold and Silver from the La Esperanza Composite by Cyanide Leaching; Prepared for Esperanza Silver by SGS Lakefield Research Limited.

Bousfield, J., Fleming, C.A., 2006, The Recovery of Gold by Cyanide Leaching of Two Composites; Prepared for Esperanza Silver Corporation by SGS Lakefield Research Limited.

Dyer, Thomas, 2009, The report is titled Cerro Jumil Preliminary Economic Assessment Mining Study Morelos State, Mexico; Prepared for Esperanza Silver Corporation.

Griffith, David J., March, 2003, Report on the Esperanza Project; Report for Recursos Cruz del Sur S.A. de C.V.

Hester, M.G. and Keane, J.M., 2007, San Javier Copper Project Sonora, Mexico, Technical Report, N143-101; by Independent Mining Consultants for Constellation Copper Company.

Kearvell, Gillian, November 1996, Report on the Esperanza. Property, 1996 Exploration Results; Report for Minera Teck.

Khoury, C., and Breitenbach, A., 2009, Conceptual Design of Gold Heap Leach Facility Cerro Jumil Gold/Silver Project, Morelos State, Mexico, prepared for Esperanza Gold Corporation

Kuestermeyer, A, et. al., 2008, Feasibility Study, NI 43-101 Technical Report, Vista Gold Corporation, Paredones Amarillos Gold Project, Baja California Sur, Mexico by SRK Consulting (US), Inc.

Lyntek, 2009, Cerro Jumil Preliminary Economic Assessment; Prepared for Esperanza Silver Corporation

Mertens, R. et al, August 1997, Geophysical Survey Summary Interpretation Report Regarding the Gradient Tdip Resistivity Induced Polarization Survey over La Esperanza Project by Quantec IP Inc. Project MX-115; Report for Minera Teck.

Mertens, R., 2003, Logistic and Technical Report for Contract GA 100-02 for the Induced Polarization survey over La Esperanza Property, Tetlama, Morelos, Mexico; Report for Recursos Cruz del Sur, S.A. de C.V.

Miereles, J., 2007, Determination of the Gold and Silver Recovery by Cyanidation, of One Ore Composite; Prepared for Esperanza Silver de Mexico, S.A. de C.V. by SGS de Mexico, S.A. de C.V.

Ochoa, L., 2006, Petrographic Report on Select Core Specimens; Prepared for Esperanza Silver de Mexico S.A. de C.V.

Ramos, F.A., et. al. 2008, Vertebrados de la Comunidad de Tetlama, Municipio de Temixco, Morelos; Prepared for Esperanza Silver de Mexico, S.A. de C.V.

Wallis, C. Stewart, June, 2003, Technical Report on the La Esperanza Property, Mexico; Report for Reliant Ventures Ltd.

22.0 CERTIFICATES OF QUALIFIED PERSONS

22.1 Richard J. Kehmeier

CERTIFICATE OF THE AUTHOR:

·

I, Richard J. Kehmeier, am a Certified Professional Geologist, with an office at 1120 Washington Avenue, Suite 250, Golden, Colorado, U.S.A.

·

I am a current member in good standing of the American Institute of Professional Geologists and a Certified Professional Geologist (CPG-10879) by that organization.

·

I graduated from Colorado School of Mines with a Bachelor of Science in Geological Engineering in 1970, and Master of Science in Geology in 1973.

·

I have practiced my profession in mineral exploration since 1970.

·

Due to my academic qualifications, experience and certification, 1 am a Qualified Person as defined in Companion Policy 43-101CP, National Instrument 43-101, Standards of Disclosure for Mineral Projects.

·

I have not visited the Cerro Jumil property.

·

I have, with the assistance of the contributing professionals, prepared this report in an objective manner using data and information made available by Esperanza Silver Corp., available government information, scientific literature and other materials and information listed in Section 21.0 and the reports attached as Appendices A -C. I am responsible for the preparation of Sections 1.0, 2.0, 3.0, portions of 16.0, 18.0, 19.0, and 20.0.

·

In the disclosure of information relating title, permitting and related issues, I have relied on information supplied by The Company. I have not conducted a national review of this information and have included only information supplied by The Company.

·

I am not aware of any material fact or material change with respect to the subject property of this technical report not reflected in this report, the omission of which would make this report misleading.

·

I am independent of Esperanza Silver Corporation and all subsidiaries in accordance with the application of Section 3.5 of the Companion Policy 43-101CP of National Instrument 43-101, Standards of Disclosure for Mineral Properties.

·

I have read National Instrument 43-101, Standards of Disclosure for Mineral Properties and Form 43-101F1, Technical Report and this report has been prepared in compliance with National Instrument (NI) 43-101 and Form 43-101F1.

·

That, as of the date of the certificate, to the best of the qualified person's knowledge, information and belief, the technical report contains all scientific and technical information required to be disclosed to make the technical report not misleading.

22.2 Dean D. Turner

CERTIFICATE OF THE AUTHOR:

·

I, Dean D. Turner, am a Certified Professional Geologist, with an office at 10607 Brown Fox Trail, Littleton, Colorado, USA 80125.

·

I am an American Institute of Professional Geologists (AIPG) Certified Professional Geologist, in good standing, and my certificate number is 10998.

·

I am a graduate of the University of Arizona with a Bachelors degree in Geosciences, and of the Colorado School of Mines with a Masters degree in Mineral Exploration and Mining Geosciences.

·

I have practiced my profession continuously for 29 years since graduation from the University of Arizona in 1980, and have held both exploration and production geological positions.

·

Due to my academic qualifications, experience and certification, I am a Qualified Person as defined in Companion Policy 43-101CP, National Instrument 43-101, Standards of Disclosure for Mineral Projects,

·

I visited the Cerro Jumil property January 16-17, 2008.

·

I am responsible for the preparation of sections 14.1 and 17.0 in the technical report titled "Cerro Jumil Project, Mexico, NI 43-101 Technical Report" dated 30th September 2008 whose contents are presented unchanged in this report as Sections 14.1 and 17M.

·

I am not aware of any material fact or material change with respect to the subject property of this technical report not reflected in this report, the omission of which would make this report misleading.

·

I am independent of Esperanza Silver Corporation and all subsidiaries in accordance with the application of Section 3.5 of the Companion Policy 43-101CP of National Instrument 43-101, Standards of Disclosure for Mineral Properties.

·

1 have read National Instrument 43-101, Standards of Disclosure for Mineral Properties and Form 43-101F1, Technical Report and this report has been prepared in compliance with National Instrument (NI) 43-101 and Form 43-101F1.

·

That, as of the date of the certificate, to the best of the qualified person's knowledge, information and belief, this report contains all scientific and technical information required to be disclosed to make the technical report not misleading.

Signed and dated in Chihuahua, Mexico on the 1st day of September, 2009.

22.3 William D. Bond

CERTIFICATE OF THE AUTHOR:

·

I, William D. Bond, am a Registered Professional Geologist, with an office at 10244 N, West Newman Lake Drive Newman Lake, Washington USA 99025

·

I am a Registered Professional Geologist in the State of Oregon, in good standing and my registration number is G885.

·

I am a graduate of Winona State University with a (B.A.) degree in Geology, 1974 and a graduate of the South Dakota School of Mines and Technology with a (M.S.) degree in Geology, 1982.

·

I have practiced my profession continuously since graduation for the past 30 years and have held both exploration and production geological positions.

·

Due to my academic qualifications, experience and certification, 1 am a Qualified Person as defined in Companion Policy 43-101CP, National Instrument 43-101, Standards of Disclosure for Mineral Projects,

·

I have spent more than 300 days at the Cerro Jumil project between October 2003 and present with site visits lasting from 5 to 10 days duration.

·

I am responsible for the preparation of sections 4.0 -13.0, 14.2, and 15.0 of this report whose contents are presented unchanged from the same sections in the technical report titled "Cerro Jumil Project, Mexico, NI 43-101 Technical Report" dated 30th September 2008,

·

I am not aware of any material fact or material change with respect to the subject property of this technical report not reflected in this report, the omission of which would make this report misleading,

·

I am an officer of Esperanza Silver Corporation that owns the majority of shares of the Mexican company Esperanza Silver de Mexico, S.A. de C.V. which controls the property that is the subject of this report and therefore am not independent as Section 3.5 of the Companion Policy 43-101CP of National Instrument 43-101, Standards of Disclosure for Mineral Properties,

·

I have read National Instrument 43-101, Standards of Disclosure for Mineral Properties and Form 43-101E1, Technical Report and this report has been prepared in compliance with National Instrument (NI) 43-101 and Form 43-101F1.

·

That, as of the date of the certificate, to the best of the qualified person's knowledge, information and belief, this report contains all scientific and technical information required to be disclosed to make the technical report not misleading.

Signed and dated in Newman Lake, Washington on the 1st day of September, 2009.

APPENDIX A
PHASE I SIGNIFICANT DRILL HOLE INTERVALS
DEAN TURNER

SIGNIFICANT DRILL HOLE INTERVALS

Phase 1 Significant Drill Hole Intervals

Hole	From (meters)	To (meters)	Interval Length	Gold (g/t)
West Zone				
DHE-05-01	48.9	85.2	36.3	2.20
DHE-05-02	27.9	43.7	15.8	0.82
DHE-05-03	63.5	71.5	8.0	2.68
DHE-05-04	94.6	101.5	6.9	1.28
DHE-05-05	99.7	120.2	20.5	1.91
includes	99.7	110	10.3	2.69
DHE-05-07	7	10.75	3.75	2.76
DHE-05-08	49.25	52.5	3.25	0.60
DHE-05-08	66.35	101.3	34.95	0.24
includes	66.35	74.9	8.55	0.31
includes	80.5	87.6	7.1	0.37
includes	96.75	101.3	4.55	0.56
DHE–05-09	179.22	182.22	3	0.96

Phase 2 Significant Drill Hole Intervals

Southeast Zone				
DHE-05-10	15.15	23	7.85	2.04
DHE-05-11	14	35.1	21.1	1.48
DHE-05-12	59.2	72.4	13.2	0.78
DHE-05-13	43.8	70.3	26.5	1.04
includes	50.6	70.3	19.7	1.21
DHE-05-14	27.4	35	7.6	0.54
DHE-05-15	79.8	92.4	12.6	0.75
includes	86.4	90.4	4	1.46
DHE-05-16	83	110	27	0.78
includes	83	98.1	15.1	1.11
DHE-05-17	123.9	151	27.1	1.10

includes	123.9	133	9.1	1.49
includes	123.9	128.5	4.6	2.36
includes	140.5	151	10.5	1.47
DHE-06-18	45	74.6	29.6	2.08
includes	60.25	74.6	14.35	2.90
DHE-06-19	83.2	92.2	9	1.11

Phase 2 Significant Drill Hole Intervals

Hole	From (meters)	To (meters)	Interval Length	Gold (g/t)
Southeast Zone				
DHE-06-20	67	121	54	0.74
includes	67	73	6	0.80
includes	78	92	14	1.01
includes	97	102	5	1.30
includes	107	121	14	0.87
DHE-06-21	59	108	49	1.11
includes	63	68	5	2.08
includes	84	87	3	2.84
includes	97	102	5	2.19
DHE-06-22	19	51	32	1.57
includes	25	37	12	2.64
DHE-06-23	130	147	17	1.04
includes	139	147	8	1.66
DHE-06-23	168	174	6	1.25
DHE-06-24	163	172	9	1.28
DHE-06-25	42	66	24	1.01
DHE-06-25	78	114	36	1.40
DHE-06-25	121	132	11	1.31
DHE-06-26	46	63	17	1.91
DHE-06-26	87	152	65	0.98
includes	87	102	15	1.53
includes	115	124	9	1.44
DHE-06-26	192	202	10	0.98
DHE-06-27	62	97	35	0.99
includes	68	91	23	1.21
DHE-06-27	130	149	19	0.79
DHE-06-28	66	81	15	3.34
DHE-06-28	88	91	3	9.93

DHE-06-28	123	155	32	1.28
DHE-06-29	33	65	32	1.62
DHE-06-29	85	101	16	3.60
DHE-06-29	148	168	20	1.41
DHE-06-30A	129	134	5	0.86

Phase 3 Significant Drill Hole Intervals

Hole	From (meters)	To (meters)	Interval Length	Gold (g/t)
West Zone				
DHE-06-34	165.0	173.0	8.0	0.38
includes	277	289	12	2.10
RCHE-08-88	63.0	67.5	4.5	1.97
Las Calabazas				
DHE-06-33	127.0	134.0	7.0	1.44
DHE-07-54	96.5	106.5	7.0	2.41
DHE-07-54	159.0	187.5	28.5	1.87
DHE-07-55	178.0	193.0	15.0	1.52
DHE-08-57	95.5	127.0	31.5	1.42
DHE-08-59	69.0	88.5	19.5	1.46
DHE-08-61	168.1	192.5	24.4	2.12
includes	176.0	185.0	9.0	3.11
DHE-08-62	59.5	76.0	16.5	0.68
DHE-08-62	134.5	140.5	6.0	1.22
DHE-08-62	182.5	205.0	22.5	2.17
DHE-08-63	134.0	195.5	61.5	0.67
includes	170.0	186.5	16.5	1.40
DHE-08-64	153.5	167.0	13.5	2.39
DHE-08-65	17.5	38.5	21.0	0.74
DHE-08-65	74.5	86.5	12.0	1.47
DHE-08-66	126.0	133.5	7.5	0.51
Southeast Zone				
DHE-06-35	84.0	88.0	4.0	1.64
DHE-06-35	101.0	105.0	4.0	1.26
DHE-06-35	127.0	151.0	24.0	0.48
DHE-07-36	125.0	141.0	16.0	1.52
DHE-07-38	20.0	31.0	11.0	2.50
DHE-07-38	84.0	93.0	9.0	1.74
DHE-07-38	105.0	118.0	13.0	1.27

Phase 3 Significant Drill Hole Intervals				
Hole	From (meters)	To (meters)	Interval Length	Gold (g/t)
RCHE-07-05	94.5	102.0	7.5	0.70
RCHE-07-06	124.5	142.5	18.0	1.48
RCHE-07-07	148.5	153.0	4.5	1.48
RCHE-07-09	135.0	148.5	13.5	1.69
RCHE-07-10	169.5	180.0	10.5	1.15
RCHE-07-12	120.0	141.0	21.0	1.53
RCHE-07-13	88.5	105.0	16.5	0.63
RCHE-07-13	127.5	135.0	7.5	0.89
RCHE-07-14	135.0	166.5	31.5	1.08
RCHE-07-15	130.5	145.5	15.0	0.76
RCHE-07-16	183.0	201.0	13.5	1.56
RCHE-07-18	136.5	162.0	25.5	1.30
RCHE-07-19	157.5	163.5	6.0	1.28
RCHE-07-20A	28.5	63.0	33.0	1.38
RCHE-07-21A	75.0	99.0	24.0	0.76
includes	75.0	84.0	9.0	1.25
includes	90.0	99.0	9.0	0.74
RCHE-07-22	27.0	57.0	30.0	1.94
RCHE-07-24	67.5	81.0	13.5	1.23
RCHE-07-25	70.5	94.5	24.0	1.00
RCHE-07-26	94.5	100.5	6.0	1.12
RCHE-07-27	136.5	150.0	13.5	1.16
RCHE-07-28	126.0	138.0	12.0	2.74
RCHE-07-30	37.5	51.0	13.5	0.49
RCHE-07-30	69.0	105.0	30.0	0.78
RCHE-07-30	117.0	133.5	16.5	1.54
RCHE-07-31	82.5	118.5	34.5	0.79
includes	82.5	97.5	13.5	1.51
RCHE-07-33	99.0	106.5	7.5	1.04
RCHE-07-33	126.0	139.5	13.5	0.99
RCHE-07-35	142.50	148.50	4.50	1.46
RCHE-07-37	64.5	72.0	7.5	1.02
RCHE-07-37	81.0	105.0	22.5	0.65
includes	91.5	102.0	9.0	0.98
RCHE-07-38	88.5	120.0	31.5	0.76

includes	114.0	120.0	6.0	1.62

Phase 3 Significant Drill Hole Intervals

Hole	From (meters)	To (meters)	Interval Length	Gold (g/t)
RCHE-07-39	100.5	108.0	7.5	0.69
RCHE-07-40	115.5	147.0	31.5	0.92
RCHE-07-41	136.5	165.0	28.5	0.31
RCHE-07-42	109.5	159.0	49.5	0.62
RCHE-07-42	208.5	225.0	16.5	1.19
RCHE-07-43	36.0	60.0	24.0	0.57
RCHE-07-43	88.5	156.0	67.5	1.37
includes	129.0	142.5	13.5	4.63
RCHE-07-44	19.5	81.0	61.5	0.95
RCHE-07-45	22.5	67.5	45.0	1.09
RCHE-07-45	129.0	156.0	27.0	1.11
RCHE-07-46	19.5	69.0	49.5	1.63
includes	42.0	69.0	27.0	2.27
RCHE-07-46	208.5	238.5	30.0	1.04
RCHE-07-47	34.5	123.0	88.5	2.20
includes	66.0	78.0	12.0	7.03
RCHE-07-48	13.5	132.0	118.5	1.47
RCHE-07-49	22.5	97.5	75.0	1.05
includes	66.0	78.0	12.0	2.49
RCHE-07-50	21.0	96.0	70.5	1.34
includes	21.0	34.5	13.5	2.90
RCHE-07-50	114.0	135.0	21.0	1.63
RCHE-07-51	87.0	174.0	79.5	1.89
includes	124.5	159.0	33.0	2.80
RCHE-07-52	88.5	114.0	21.0	1.45
RCHE-07-52	139.5	165.0	25.5	0.62
RCHE-07-52	226.5	237.0	10.5	1.05
RCHE-07-53	37.5	52.5	15.0	0.81
RCHE-07-53	90.0	97.5	7.5	0.79
RCHE-07-53	117.0	123.0	6.0	1.60
RCHE-07-54	58.5	127.5	69.0	1.09
includes	76.5	88.5	12.0	2.03
includes	108.0	126.0	18.0	1.62
RCHE-07-54	139.5	196.5	49.5	1.57

includes	154.5	189.0	31.5	2.17
RCHE-07-55	61.5	150.0	85.5	1.17
RCHE-07-56	64.5	94.5	30.0	1.34
RCHE-07-57	78.0	126.0	48.0	1.16

Phase 3 Significant Drill Hole Intervals

Hole	From (meters)	To (meters)	Interval Length	Gold (g/t)
RCHE-07-57	177.0	243.0	55.5	1.71
includes	180.0	195.0	15.0	3.18
RCHE-07-58	64.5	123.0	39.0	0.93
RCHE-07-59	73.5	103.5	30.0	0.88
RCHE-07-60	40.5	126.0	85.5	1.05
RCHE-07-61	52.5	127.5	75.0	1.08
RCHE-07-62	48.0	87.0	36.0	0.77
RCHE-07-63	37.5	124.5	87.0	0.80
includes	58.5	78.0	19.5	1.36
RCHE-07-64A	69.0	120.0	51.0	1.44
RCHE-07-65	45.0	85.5	33.0	1.61
RCHE-07-65	127.5	141.0	13.5	0.77
RCHE-07-66	78.0	159.0	78.0	0.84
includes	78.0	124.5	43.5	1.14
RCHE-07-67	88.5	268.5	163.5	0.87
includes	180.0	213.0	33.0	1.58
RCHE-07-68	166.5	184.5	16.5	1.46
RCHE-07-69	145.5	174.0	25.5	0.79
RCHE-07-70	183.0	204.0	21.0	0.59
RCHE-07-71	118.5	135.0	16.5	0.80
RCHE-07-72	18.0	69.0	51.0	0.69
includes	24.0	39.0	15.0	1.13
RCHE-07-73	19.5	102.0	67.5	0.92
RCHE-07-74	106.5	112.5	6.0	0.99
RCHE-07-74	247.5	258.0	9.0	0.59
RCHE-07-75	60.0	76.5	16.5	0.84
RCHE-07-76	82.5	163.5	79.5	1.04
includes	87.0	127.5	40.5	1.48
RCHE-07-78	162.0	180.0	18.0	0.78

APPENDIX B

REFINING COST CALCULATIONS

Refining and Transportation Charges (Crushed Contract)

	Oz shipped	Treatment Charges $/Oz	Total Treatment	Accountability (What refinery pays)	Oz paid	Oz to Refiner	Dollars To Refiner @$800 Au, $12 Ag	Total Cost of Refining /ore tonne	Total Cost of Transportation/ore tonne	Total
Contained Ounces Au	344677	$1.30	$448,080.10	98%	337783.46	6893.54	$5,514,832.00	$0.36	$0.02	$0.38
Contained Ounces Ag	358997	$0.30	$107,699.10	93%	333867.21	25129.79	$301,557.48			
						Tonnes ore	17728481			

Transportation per ounce of Au Shipped $1.03

Refining and Transportation Charges (Crushed Owner)

	Oz shipped	Treatment Charges $/Oz	Total Treatment	Accountability (What refinery pays)	Oz paid	Oz to Refiner	Dollars To Refiner @$800 Au, $12 Ag	Total Cost of Refining /ore	Total Cost of Transportation/ore	Total
Contained Ounces Au	395196.47	$1.30	$513,755.41	98%	387292.5373	7903.929333	$6,323,143.47	$0.38	$0.02	$0.40
Contained Ounces Ag	780095.9	$0.30	$234,028.77	93%	725489.1836	54606.71275	$655,280.55			
						Tonnes ore	20539225			

Transportation per ounce of Au Shipped $1.04

Refining and Transportation Charges (ROM Owner)

	Oz shipped	Treatment Charges $/Oz	Total Treatment	Accountability (What refinery pays)	Oz paid	Oz to Refiner	Dollars To Refiner @$800 Au, $12 Ag	Total Cost of Refining /ore tonne	Total Cost of Transportation/ore tonne	Total
Contained Ounces Au	282573.01	$1.30	$367,344.91	98%	276921.5488	5651.460179	$4,521,168.14	$0.27	$0.02	$0.29
Contained Ounces Ag	600690	$0.30	$180,207.00	93%	558641.7	42048.3	$504,579.60			
						Tonnes ore	20539225			

Transportation per ounce of Au Shipped $1.45

Refining and Transportation Charges (ROM Contract)

	Oz shipped	Treatment Charges $/Oz	Total Treatment	Accountability (What refinery pays)	Oz paid	Oz to Refiner	Dollars To Refiner @$800 Au, $12 Ag	Total Cost of Refining /ore tonne	Total Cost of Transportation/ore tonne	Total
Contained Ounces Au	246198	$1.30	$320,057.40	98%	241274.04	4923.96	$3,939,168.00	$0.26	$0.02	$0.28
Contained Ounces Ag	358997	$0.30	$107,699.10	93%	333867.21	25129.79	$301,557.48			
						Tonnes ore	17,728,481

APPENDIX C

CASH FLOW MODELS

PRETAX CASH FLOW BASE CASE COMPANY MINED -CRUSH

Mining, Leach Pad Stacking, and Au, Ag Production Schedules Owner Crush																	
Mining Year				-1	1	2	3	4	5	6	7	8	9	Total			
Mine Production Schedule:																	
Operating Cutoff Grade oz Au/tonne			oz Au/T														
Ore Tonnes			Tonnes	808205	1991850	2807000	2799882	2800233	2800000	2808000	2800000	924055		20539225			
Ave Gold Grade			g Au/T	0.75	1.01	0.86	0.85	0.73	0.94	0.85	0.89	1.12				31.103477	gms/troy oz
Ave Silver Grade			g Ag/T	0.69	11.85	0.32	-	0.23	0.59	0.41	3.51	3.99					
Au Recovery 70% X 97.4%			%	68.18%	68.18%	68.18%	68.18%	68.18%	68.18%	68.18%	68.18%	68.18%				$800/oz =$25.72/gm	
Ag Recovery 65% X 97.4%			%	63.31%	63.31%	63.31%	63.31%	63.31%	63.31%	63.31%	63.31%	63.31%					
Au Recovered			g Au	412,005	1,375,239	1,639,442	1,627,282	1,395,912	1,802,874	1,630,875	1,702,197	706,159		11173820.35			
Ag Recovered			g Ag	355,496.86	14,949,131.40	560,231.95	-	407,692.85	1,044,544.24	728,247.61	6,218,349.71	2,333,766.51		23908197.76			
Total Tonnes From Pit			Tonnes	9,919,471	16,091,143	6,999,425	10,160,201	11,131,624	8,483,143	4,199,282	6,340,340	1,406,408		73,324,629			
Waste Tonnes			Tonnes	9,111,266	14,099,293	4,192,425	7,360,319	8,331,391	5,683,143	1,391,282	3,540,340	482,352		54,191,812			
Waste:Ore Ratio			(none)	11.27	7.08	1.49	2.63	2.98	2.03	0.50	1.26	0.52					
Operating Costs																	
Mining Cost Ore			($/T)	$1.02	$0.93	$1.31	$1.13	$1.08	$1.21	$1.71	$1.42	$1.41		$1.18			
Mining Cost Waste			($/T)	$1.02	$0.93	$1.31	$1.13	$1.08	$1.21	$1.71	$1.42	$1.41		$1.18			
Processing Costs			($/T)	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08		$3.08			
Refining and Trasportation Costs			($/T)	$0.38	$0.40	$0.40	$0.40	$0.40	$0.40	$0.40	$0.40	$0.40		$0.40			
G&A Costs			($/T)	$0.82	$0.82	$0.82	$0.82	$0.82	$0.82	$0.82	$0.82	$0.82		$0.82			
Royalty 3% NSR			($/T)	$0.38	$0.52	$0.44	$0.44	$0.37	$0.48	$0.44	$0.46	$0.58		$0.45			
Cashflow Model and Economic Analysis																	
Cashflow Model:																	
Revenue:																	
Oz Au Produced			oz Au	13246.27	44214.95	52709.28	52318.33	44879.60	57963.75	52433.84	54726.92	22703.53		395196.47			
Gold Price			(US$/oz)	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00					
Oz Ag Produced			oz Ag	11429.49	480625.74	18011.88	0.00	13107.63	33582.88	23413.70	199924.59	75032.34		780095.90			
Silver Price			(US$/oz)	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00					
Gross Revenue			US$	$10,734,172	$41,139,469	$42,383,566	$41,854,662	$36,060,970	$46,773,998	$42,228,034	$46,180,631	$19,063,210		$326,418,712			
Operating Costs:			US$														
Total Mining Cost			US$	$820,331	$15,001,519	$9,151,092	$11,505,375	$12,036,197	$10,297,425	$7,182,561	$8,996,327	$1,988,124		$76,978,950			
Total Processing Cost			US$	$2,489,270	$6,134,898	$8,645,560	$8,623,637	$8,624,718	$8,624,000	$8,648,640	$8,624,000	$2,846,091		$63,260,813			
G&A Cost			US$	$662,728	$1,633,317	$2,301,740	$2,295,903	$2,296,191	$2,296,000	$2,302,560	$2,296,000	$757,725		$16,842,165			
Refining and Transportation Cost			US$	$307,118	$796,740	$1,122,800	$1,119,953	$1,120,093	$1,120,000	$1,123,200	$1,120,000	$369,622		$8,199,526			
Royalty 3% net Smelter Return			US$	$308,697	$1,037,257	$1,231,339	$1,222,041	$1,043,508	$1,357,530	$1,224,716	$1,279,846	$533,796		$9,238,729			
Total Operating Cost			US$	$4,588,144	$24,603,730	$22,452,530	$24,766,909	$25,120,706	$23,694,955	$20,481,677	$22,316,173	$6,495,358		$174,520,184			
Net Operating Profit			US$	$6,146,029	$16,535,739	$19,931,035	$17,087,753	$10,940,263	$23,079,043	$21,746,356	$23,864,458	$12,567,852		$151,898,529			
Capital Costs:			US$														
Mine Development (Prestrip)			US$	$9,247,975										$9,247,975			
Mining Equipment/Infrastructure			US$	$22,456,521	$0	$1,538,602	$49,508	$240,000	$0	$0	$0	$0		$24,284,631			
Plant/Infrastructure			US$	$19,133,626										$19,133,626			
Leach Pad			US$	$5,524,600			$2,975,900							$8,500,500			
Owner Costs			US$	$1,633,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000		$1,833,000			
Closure Cost			US$										$2,000,000	$2,000,000			
Working Capital (6 mo operating cost)			US$	$6,840,760	$2,854,805									$9,695,566	$74,695,298		
Recovery of Working Capital			US$										$9,695,566				
Contigency 10% of total capital			US$	$7,469,530										$7,469,530			
Total Capital			US$	$72,306,012	$2,879,805	$1,563,602	$3,050,408	$265,000	$25,000	$25,000	$25,000	$25,000	-$7,695,566	$72,469,262			
Operating Income			US$	-$66,159,984	$13,655,933	$18,367,433	$14,037,346	$10,675,263	$23,054,043	$21,721,356	$23,839,458	$12,542,852	$7,695,566	$79,429,267			
Cumulative Cash flow			US$	-$66,159,984	-$52,504,050	-$34,136,617	-$20,099,272	-$9,424,008	$13,630,035	$35,351,391	$59,190,850	$71,733,701	$79,429,267				
NPV @	5.00%	$46,741,584	US$														
NPV @	8.00%	$32,533,414	US$														
NPV @	10.00%	$24,723,922	US$														
NPV @	12.00%	$18,001,742	US$														
NPV @	15.00%	$9,599,313	US$														
IRR	19.47%	$0	US$														
Operating Cost per oz Au w/ Ag Credits			US$		$ 178	$ 344	$ 268	$ 234	$ 391	$ 409	$ 392	$ 513					
Payback	4.4 yrs

PRETAX CASH FLOW OPTION 1 COMPANY MINED - ROM

Mining, Leach Pad Stacking, and Au, Ag Production Schedules Owner ROM																	
Mining Year				-1	1	2	3	4	5	6	7	8	9	Total			
Mine Production Schedule:				(prestrip)													
Operating Cutoff Grade oz Au/tonne			oz Au/T														
Ore Tonnes			Tonnes	808205	1991850	2807000	2799882	2800233	2800000	2808000	2800000	924055		20539225			
Ave Gold Grade			g Au/T	0.75	1.01	0.86	0.85	0.73	0.94	0.85	0.89	1.12		7		**31.103477**	gms/troy oz
Ave Silver Grade			g Ag/T	0.69	11.85	0.32	-	0.23	0.59	0.41	3.51	3.99					
Au Recovery 50% X 97.4%			%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%				$800/oz =$25.72/gm	
Ag Recovery 50% X 97.4%			%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%					
Au Recovered			g Au	294,289	982,313	1,171,030	1,162,344	997,080	1,287,767	1,164,910	1,215,855	504,399		7981300.25			
Ag Recovered			g Ag	273,459.12	11,499,331.85	430,947.65	-	313,609.88	803,495.57	560,190.47	4,783,345.93	1,795,205.01		18390921.35			
Total Tonnes From Pit			Tonnes	9,919,471	16,091,143	6,999,425	10,160,201	11,131,624	8,483,143	4,199,282	6,340,340	1,406,408		73,324,629			
Waste Tonnes			Tonnes	9,111,266	14,099,293	4,192,425	7,360,319	8,331,391	5,683,143	1,391,282	3,540,340	482,352		54,191,812			
Waste:Ore Ratio			(none)	11.27	7.08	1.49	2.63	2.98	2.03	0.50	1.26	0.52		2.64			
Operating Costs																	
Mining Cost Ore			($/T)	$1.02	$0.93	$1.31	$1.13	$1.08	$1.21	$1.71	$1.42	$1.41		$1.18			
Mining Cost Waste			($/T)	$1.02	$0.93	$1.31	$1.13	$1.08	$1.21	$1.71	$1.42	$1.41		$1.18			
Processing Costs			($/T)	$2.55	$2.55	$2.55	$2.55	$2.55	$2.55	$2.55	$2.55	$2.55		$2.55			
Refining and Trasportation Costs			($/T)	$0.29	$0.29	$0.29	$0.29	$0.29	$0.29	$0.29	$0.29	$0.29		$0.29			
G&A Costs			($/T)	$0.82	$0.82	$0.82	$0.82	$0.82	$0.82	$0.82	$0.82	$0.82		$0.82			
Royalty 3% NSR			($/T)	$0.27	$0.37	$0.31	$0.31	$0.27	$0.35	$0.31	$0.33	$0.41		$0.32			
Cashflow Model and Economic Analysis																	
Cashflow Model:																	
Revenue:																	
Oz Au Produced			oz Au	9461.62	31582.11	37649.48	37370.23	32056.86	41402.68	37452.74	39090.66	16216.81		282283.19			
Gold Price			(US$/oz)	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00					
Oz Ag Produced			oz Ag	8791.91	369712.10	13855.29	0.00	10082.79	25832.98	18010.54	153788.14	57717.18		600073.77			
Silver Price			(US$/oz)	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00					
Gross Revenue			US$	$7,674,802	$29,702,231	$30,285,851	$29,896,187	$25,766,478	$33,432,141	$30,178,319	$33,117,983	$13,666,050		$233,720,044			
Operating Costs:			US$														
Total Mining Cost			US$	$820,331	$15,001,519	$9,151,092	$11,505,375	$12,036,197	$10,297,425	$7,182,561	$8,996,327	$1,988,124		$76,978,950			
Total Processing Cost			US$	$2,060,922	$5,079,217	$7,157,850	$7,139,699	$7,140,594	$7,140,000	$7,160,400	$7,140,000	$2,356,341		$52,375,024			
G&A Cost			US$	$662,728	$1,633,317	$2,301,740	$2,295,903	$2,296,191	$2,296,000	$2,302,560	$2,296,000	$757,725		$16,842,165			
Refining and Transportation Cost			US$	$234,379	$577,636	$814,030	$811,966	$812,068	$812,000	$814,320	$812,000	$267,976		$5,956,375			
Royalty 3% net Smelter Return			US$	$220,048	$740,641	$879,167	$872,527	$745,003	$969,304	$874,436	$913,816	$381,164		$6,596,105			
Total Operating Cost			US$	$3,998,408	$23,032,331	$20,303,878	$22,625,470	$23,030,052	$21,514,729	$18,334,277	$20,158,142	$5,751,331		$158,748,619			
Net Operating Profit			US$	$3,676,394	$6,669,900	$9,981,973	$7,270,717	$2,736,426	$11,917,412	$11,844,041	$12,959,841	$7,914,720		$74,971,424			
Capital Costs:			US$														
Mine Development (Prestrip)			US$	$9,247,975										9,247,975			
Mining Equipment/Infrastructure			US$	$22,456,521	$0	$1,538,602	$49,508	$240,000	$0	$0	$0	$0		24,284,631			
Plant/Infrastructure			US$	$8,956,467										8,956,467			
Leach Pad			US$	$5,524,600			$2,975,900							8,500,500			
Owner Costs			US$	$1,633,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000		1,833,000			
Closure Cost			US$										$2,000,000	2,000,000			
Working Capital (6 mo operating cost)			US$	$6,222,554	$2,596,814												
													$8,819,368				
Contingency (10% of total capital)			US$	$5,482,257													
Total Capital			US$	$59,523,374	$2,621,814	$1,563,602	$3,050,408	$265,000	$25,000	$25,000	$25,000	$25,000	-$6,819,368	60,304,830			
Operating income			US$	-$55,846,980	$4,048,086	$8,418,371	$4,220,310	$2,471,426	$11,892,412	$11,819,041	$12,934,841	$7,889,720	$6,819,368	14,666,594			
Cumulative Cash flow			US$	-$55,846,980	-$51,798,894	-$43,380,523	-$39,160,213	-$36,688,787	-$24,796,375	-$12,977,334	-$42,493	$7,847,226	$14,666,594				
NPV @	5.00%	-1,534,309	US$														
NPV @	8.00%	-8,288,410	US$														
NPV @	10.00%	-11,895,155	US$														
NPV @	12.00%	-14,923,468	US$														
NPV @	15.00%	-18,583,280	US$														
IRR	4.42%	0	US$														
Operating Cost per oz Au w/ Ag Credits					$ (12)	$ 219	$ 113	$ 73	$ 280	$ 310	$ 284	$ 444					
Payback	7

PRETAX CASH FLOW OPTION 2 CONTRACT MINE -CRUSH

Mining, Leach Pad Stacking, and Au, Ag Production Schedules Contract Crush															
Mining Year				-1	1	2	3	4	5	6	7	8	Total		
Mine Production Schedule:															
Operating Cutoff Grade oz Au/tonne			oz Au/T												
Ore Tonnes			Tonnes	808205	1991850	2798000	2800000	2800000	2800000	2808000	922427		17728481		
Ave Gold Grade			g Au/T	0.75	1.00	0.85	0.90	0.90	0.85	0.83	1.06		7	**31.103477**	gms/troy oz
Ave Silver Grade			g Ag/T	0.69	11.00	0.15	-	-	-	-	-				
Au Recovery 70% X 97.4%			%	68.18%	68.18%	68.18%	68.18%	68.18%	68.18%	68.18%	68.18%			$800/oz =$25.72/gm	
Ag Recovery 65% X 97.4%			%	63.31%	63.31%	63.31%	63.31%	63.31%	63.31%	63.31%	63.31%				
Au Recovered			g Au	412,005	1,361,217	1,614,955	1,712,274	1,720,243	1,624,688	1,597,709	666,581		10297667.32		
Ag Recovered			g Ag	355,496.86	13,874,743.50	270,747.75	-	-	-	-	-		14145491.25		
Total Tonnes From Pit			Tonnes	9,909,357	14,371,573	7,195,540	5,003,675	4,889,912	3,879,318	3,624,412	1,098,371		49,972,156		
Waste Tonnes			Tonnes	9,101,152	12,379,723	4,397,540	2,203,675	2,089,912	1,079,318	816,412	175,944		32,243,675		
Waste:Ore Ratio			(none)	11.26	6.22	1.57	0.79	0.75	0.39	0.29	0.19		1.82		
Operating Costs															
Mining Cost Ore			($/T)	$1.61	$1.62	$1.73	$1.83	$1.83	$1.92	$1.94	$1.77		$1.75		
Mining Cost Waste			($/T)	$1.61	$1.62	$1.73	$1.83	$1.83	$1.92	$1.94	$1.77		$1.75		
Processing Costs			($/T)	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08		$3.08		
Refining and Trasportation Costs			($/T)	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28		$0.28		
G&A Costs			($/T)	$0.84	$0.84	$0.84	$0.84	$0.84	$0.84	$0.84	$0.84		$0.84		
Royalty 3% NSR			($/T)	$0.39	$0.60	$0.44	$0.46	$0.47	$0.44	$0.43	$0.55		$0.47		
Cashflow Model and Economic Analysis															
Cashflow Model:															
Revenue:															
Oz Au Produced			oz Au	13246.27	43764.15	51922.00	55050.88	55307.10	52234.94	51367.55	21431.08		344323.97		
Gold Price			(US$/oz)	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00				
Oz Ag Produced			oz Ag	11429.49	446083.36	8704.74	0.00	0.00	0.00	0.00	0.00		466217.59		
Silver Price			(US$/oz)	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00				
Gross Revenue			US$	$10,734,172	$40,364,320	$41,642,054	$44,040,702	$44,245,683	$41,787,953	$41,094,038	$17,144,861		$281,053,784		
Operating Costs:			US$												
Total Mining Cost			US$	$1,303,669	$23,285,371	$12,449,561	$9,139,845	$8,969,163	$7,442,066	$7,027,878	$1,949,505		$71,567,057		
Total Processing Cost			US$	$2,489,270	$6,134,898	$8,617,840	$8,624,000	$8,624,000	$8,624,000	$8,648,640	$2,841,074		$54,603,723		
Owner Operating Costs Mining			US$	$606,693	$909,450	$909,450	$909,450	$909,804	$909,450	$909,450	$109,786		$6,173,535		
G&A Cost			US$	$678,892	$1,673,154	$2,350,320	$2,352,000	$2,352,000	$2,352,000	$2,358,720	$774,838		$14,891,924		
Refining and Transportation Cost			US$	$226,297	$557,718	$783,440	$784,000	$784,000	$784,000	$786,240	$258,279		$4,963,975		
Royalty 3% net Smelter Return			US$	$315,236	$1,194,198	$1,225,758	$1,297,701	$1,303,850	$1,230,119	$1,209,234	$506,597		$8,282,694		
Total Operating Cost			US$	$5,620,057	$33,754,789	$26,336,370	$23,106,997	$22,942,817	$21,341,635	$20,940,162	$6,440,081		$160,482,908		
Net Operating Profit			US$	$5,114,115	$6,609,530	$15,305,684	$20,933,706	$21,302,866	$20,446,318	$20,153,876	$10,704,780		$120,570,876		
Capital Costs:			US$												
Mine Development (prestripping)			US$	$14,680,546									$14,680,546		
Mining Equipment/Infrastructure			US$	$6,809,847	$0	$1,538,602	$0	$240,000	$0	$0	$0		$8,588,449		
Plant/Infrastructure			US$	$19,133,626									$19,133,626		
Leach Pad			US$	$5,524,600			$2,975,900						$8,500,500		
Owner Costs			US$	$1,633,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000		$1,808,000		
Mob/DeMob			US$	$1,200,000								$1,200,000			
Closure Cost			US$									$2,000,000	$2,000,000		
Working Capital (6 mo)			US$	$7,299,743	$2,730,438								$10,030,182		
Recovery of working Capital			US$									$10,030,182			
Contingenicies (10% of total Capital)			US$	$6,474,130											
Total Capital			US$	$62,755,493	$2,755,438	$1,563,602	$3,000,900	$265,000	$25,000	$25,000	$25,000	-$6,830,182	64,741,303		
Operating Income			US$	-$57,641,378	$3,854,092	$13,742,082	$17,932,806	$21,037,866	$20,421,318	$20,128,876	$10,679,780	$6,830,182	56,985,624		
Cumulative Cash flow			US$	-$57,641,378	-$53,787,286	-$40,045,204	-$22,112,399	-$1,074,533	$19,346,786	$39,475,662	$50,155,442	$56,985,624			
NPV @	5.00%	$32,882,444	US$												
NPV @	8.00%	$22,141,334	US$												
NPV @	10.00%	$16,155,242	US$												
NPV @	12.00%	$10,950,130	US$												
NPV @	15.00%	$4,368,322	US$												
IRR	17.39%	$0	US$												
Operating Cost Per oz Au w/Ag credits			US$		-$34	$263	$326	$380	$391	$392	$498				
Payback Period	4.05 yrs

PRETAX CASH FLOW OPTION 3 CONTRACT MINE -ROM

Mining, Leach Pad Stacking, and Au, Ag Production Schedules Contract ROM															
Mining Year				-1	1	2	3	4	5	6	7	8	Total		
Mine Production Schedule:															
Operating Cutoff Grade oz Au/tonne			oz Au/T												
Ore Tonnes			Tonnes	808205	1991850	2798000	2800000	2800000	2800000	2808000	922427		17728481		
Ave Gold Grade			g Au/T	0.75	1.00	0.85	0.90	0.90	0.85	0.83	1.06		7	**31.103477**	gms/troy oz
Ave Silver Grade			g Ag/T	0.69	11.00	0.15	-	-	-	-	-				
Au Recovery			%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%			$800/oz =$25.72/gm	
Ag Recovery			%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%	48.70%				
Au Recovered			g Au	294,289	972,298	1,153,539	1,223,053	1,228,745	1,160,492	1,141,221	476,129		7355476.658		
Ag Recovered			g Ag	273,459.12	10,672,879.62	208,267.50	-	-	-	-	-		10881147.12		
Total Tonnes From Pit			Tonnes	9,909,357	14,371,573	7,195,540	5,003,675	4,889,912	3,879,318	3,624,412	1,098,371		49,972,156		
Waste Tonnes			Tonnes	9,101,152	12,379,723	4,397,540	2,203,675	2,089,912	1,079,318	816,412	175,944		32,243,675		
Waste:Ore Ratio			(none)	11.26	6.22	1.57	0.79	0.75	0.39	0.29	0.19				
Operating Costs															
Mining Cost Ore			($/T)	$1.61	$1.62	$1.73	$1.83	$1.83	$1.92	$1.94	$1.77		$1.75		
Mining Cost Waste			($/T)	$1.61	$1.62	$1.73	$1.83	$1.83	$1.92	$1.94	$1.77		$1.75		
Processing Costs			($/T)	$2.55	$2.55	$2.55	$2.55	$2.55	$2.55	$2.55	$2.55		$2.55		
Refining and Trasportation Costs			($/T)	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28	$0.28		$0.28		
G&A Costs			($/T)	$0.84	$0.84	$0.84	$0.84	$0.84	$0.84	$0.84	$0.84		$0.84		
Royalty 3% NSR			($/T)	$0.28	$0.43	$0.31	$0.33	$0.33	$0.31	$0.31	$0.39		$0.33		
Table 23.13: Cashflow Model and Economic Analysis															
Cashflow Model:															
Revenue:															
Oz Au Produced			oz Au	9461.62	31260.11	37087.14	39322.06	39505.07	37310.67	36691.11	15307.91		245945.69		
Gold Price			(US$/oz)	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00		$800.00		
Qz Ag Produced			oz Ag	8791.91	343141.05	6695.96	0.00	0.00	0.00	0.00	0.00		358628.92		
Silver Price			(US$/oz)	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00		$12.00		
Gross Revenue			US$	$7,674,802	$29,125,778	$29,750,064	$31,457,644	$31,604,059	$29,848,538	$29,352,885	$12,246,329		$201,060,099		
Operating Costs:			US$												
Total Mining Cost			US$	$1,303,669	$23,285,371	$12,449,561	$9,139,845	$8,969,163	$7,442,066	$7,027,878	$1,949,505		$71,567,057		
Total Processing Cost			US$	$2,060,922	$5,079,217	$7,134,900	$7,140,000	$7,140,000	$7,140,000	$7,160,400	$2,352,188		$45,207,628		
Owner Operating Costs Mining			US$	$606,693	$909,450	$909,450	$909,450	$909,804	$909,450	$909,450	$109,786		$6,173,535		
G&A Cost			US$	$678,892	$1,673,154	$2,350,320	$2,352,000	$2,352,000	$2,352,000	$2,358,720	$774,838		$14,891,924		
Refining and Transportation Cost			US$	$226,297	$557,718	$783,440	$784,000	$784,000	$784,000	$786,240	$258,279		$4,963,975		
Royalty 3% net Smelter Return			US$	$223,455	$857,042	$868,999	$920,209	$924,602	$871,936	$856,999	$359,641		$5,882,884		
Total Operating Cost			US$	$5,099,928	$32,361,952	$24,496,671	$21,245,505	$21,079,568	$19,499,452	$19,099,687	$5,804,238		$148,687,002		
Net Operating Profit			US$	$2,574,874	-$3,236,175	$5,253,393	$10,212,140	$10,524,491	$10,349,086	$10,253,197	$6,442,091		$52,373,097		
Capital Costs:			US$												
Mine Development (prestrip)			US$	$14,680,546									$14,680,546		
Mining Equipment/Infrastructure			US$	$6,809,847	$0	$1,538,602	$0	$240,000	$0	$0	$0		$8,588,449		
Plant/Infrastructure			US$	$8,956,467									$8,956,467		
Leach Pad			US$	$5,524,600			$2,975,900						$8,500,500		
Owner Costs			US$	$1,633,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000		$1,808,000		
Mob/DeMob			US$	$1,200,000								1,200,000	$2,400,000		
Closure Cost			US$									$2,000,000	$2,000,000		
Working Capital			US$	$6,763,194	$2,529,744								$9,292,938		
Recovery of Working Capital												$9,292,938			
Contingenicies (10% of total Capital)			US$	$5,622,690									$5,622,690		
Total Capital			US$	$51,190,344	$2,554,744	$1,563,602	$3,000,900	$265,000	$25,000	$25,000	$25,000	-$6,092,938	$52,556,653		
Operating Income			US$	-$48,615,470	-$5,790,919	$3,689,791	$7,211,240	$10,259,491	$10,324,086	$10,228,197	$6,417,091	$6,092,938	-$183,556		
Cumulative Cash Flow			US$	-$48,615,470	-$54,406,389	-$50,716,598	-$43,505,358	-$33,245,867	-$22,921,782	-$12,693,584	-$6,276,494	-$183,556			
NPV @	5.00%	-11,150,435	US$												
NPV @	8.00%	-15,778,195	US$												
NPV @	10.00%	-18,259,880	US$												
NPV @	12.00%	-20,346,301	US$												
NPV @	15.00%	-22,864,864	US$												
IRR	-0.07%	0	US$												
Payback	NA

APPENDIX D

FINAL FEASIBILITY STUDY TYPICAL TABLE OF CONTENT

SAMPLE TABLE OF CONTENTS
FEASIBILITY STUDY REPORT

This sample Table of Contents for a Feasibility Study is general and will require modification to fit project specific parameters.

1. **SUMMARY AND RECOMMENDATIONS**
   1.1. Summary Project Description
   1.2. Scope of Study
   1.3. Risk Analysis
   1.4. Key Performance Indicators
   1.5. Financial Evaluation
   1.6. Recommendations
   1.7. Next Stage Work Plan

2. **COUNTRY AND REGIONAL SETTING**
   2.1. General
   2.2. Economy and Taxation
   2.3. Climate and Geography
   2.4. Seismic Zone and Risk
   2.5. Demographics and Labor
   2.6. Cultural Issues
   2.7. Sovereign / Country Risk
   2.8. Political / Legal / Judicial System

3. **LEGAL**
   3.1. Underlying Agreements
   3.2. Confidentiality Agreements
   3.3. Heads of Agreement
   3.4. Partner Agreements
   3.5. Mineral Rights
   3.6. Water Rights
   3.7. Land Ownership and Surface Rights
   3.8. Land
   3.9. Sovereign Risks
   3.10. Government Project Incentives
   3.11. Easements
   3.12. Access Road Development
   3.13. Reclamation and Rehabilitation
   3.14. Encumbrances, Liens, Royalties, Charges
   3.15. Environmental Issues
   3.16. Tax Issues (including Unincorporated JV or Project Company)
   3.17. Legal System
   3.18. Restrictions on Transfer of Rights
   3.19. Products and Take Off
   3.20. Intellectual Property
   3.21. Technology

4. **OWNERSHIP AND BUSINESS**
   4.1. Agreement (Exploration/Option Agreement)
      4.1.1. Percentage Interest Acquired
      4.1.2. Earn-in period
      4.1.3. Earn-in obligations
      4.1.4. Operator
      4.1.5. Expenditures

4.1.6. Cash calls
4.1.7. Mining properties (Area of Interest)
4.1.8. Abandonment of mining properties
4.1.9. Right to acquire additional interest
4.1.10. Assignment-Transfers
4.1.11. Rights of first refusal
4.1.12. Formation of Project Company (Shareholder agreement) or Unincorporated JV (Business Structure triggered by acquisition)
4.1.13. Confidential information
4.1.14. Dispute Resolution
4.1.15. Termination of agreement
4.1.16. General conditions

4.2. Business Structure

4.2.1. Project company
4.2.1.1. Owner percentage interest
4.2.1.2. Operator
4.2.1.3. Shareholder agreement (Board, Technical Committee)
4.2.1.4. Right to purchase and process product
4.2.1.5. Right to acquire additional interest
4.2.1.6. Dilution (dilution to royalty)
4.2.1.7. Deemed expenditures for dilution formula
4.2.1.8. Work program, budget and approval process
4.2.1.9. First refusal
4.2.1.10. Intellectual property
4.2.1.11. Technology (including relationship to any potential partners)
4.2.1.12. General conditions

4.2.2. Unincorporated JV
4.2.2.1. Owner percentage interest
4.2.2.2. Operator
4.2.2.3. Management Committee (representatives each)
4.2.2.4. Right to purchase and process product
4.2.2.5. Right to take product in kind
4.2.2.6. Right to acquire additional interest
4.2.2.7. Dilution (dilution to royalty)
4.2.2.8. Deemed expenditures for dilution formula
4.2.2.9. Work program, budget and approval process
4.2.2.10. First refusal
4.2.2.11. Intellectual property
4.2.2.12. Technology (including relationship to any potential partners)
4.2.2.13. General conditions

4.2.3. 100% Ownership (underlying royalties, if any)
4.2.4. Alternative business structure

5. GOVERNMENT AND COMMUNITY RELATIONS

5.1. Federal, State & Local Government
5.2. Socio-Economic Considerations
5.3. Workforce Issues
5.4. Recruitment
5.5. Local Service Industry
5.6. Media
5.7. Community Plan and Services
5.8. Off-site Housing and Accommodations
5.9. International Trade Considerations
5.10. Non Government Organizations
5.11. Indigenous / Aboriginal Issues

6. HUMAN RESOURCES AND TRAINING

- 6.1. Organization Model
- 6.2. Education and Cultural Fit
- 6.3. Recruitment and Training
- 6.4. Employee and Labor Relations
- 6.5. Performance Management and Total Compensation
- 6.6. Statutory Obligations

7. OCCUPATIONAL HEALTH AND SAFETY

- 7.1. Safety Risk Identification
- 7.2. Safety Management
- 7.3. Design and Engineering
- 7.4. Construction Strategy
- 7.5. Operations Strategy
- 7.6. Security and Access
- 7.7. Community Issues

8. ENVIRONMENT

- 8.1. Appraisal
- 8.2. Socio-Economic Issues
- 8.3. Policies
- 8.4. Permit and regulatory framework
- 8.5. EIS or EIA requirements
- 8.6. Ecological Risk Assessment (if required)
- 8.7. Environmental baseline studies
  - 8.7.1. Flora and fauna
  - 8.7.2. Air and water quality
- 8.8. Cultural/Archeological studies
- 8.9. Impact mitigation plans
  - 8.9.1. Air quality abatement
  - 8.9.2. Noise abatement
- 8.10. Construction Environmental Management
- 8.11. Mine waste management plan
- 8.12. Solid and hazardous materials handling
- 8.13. Spill prevention and emergency response plan
- 8.14. Cyanide code compliance (if applicable)
- 8.15. Reclamation and closure plan
- 8.16. Risks

9. GEOLOGY AND RESOURCE ESTIMATION

- 9.1. Geology and Exploration Data
  - 9.1.1. Regional and district geology – map
  - 9.1.2. Deposit geology and ore controls – map and representative sections
  - 9.1.3. Exploration methods
  - 9.1.4. Drilling programs – documented by campaign – drill hole location map
    - 9.1.4.1. Drill hole numbers, meterage and locations
    - 9.1.4.2. Drilling methods and equipment
    - 9.1.4.3. Drilling conditions
    - 9.1.4.4. Drilling recovery
    - 9.1.4.5. Drill hole surveying
      - 9.1.4.5.1. Equipment
      - 9.1.4.5.2. Collar and down hole surveys
      - 9.1.4.5.3. Validation of collar locations relative to topography
      - 9.1.4.5.4. Magnetic declination corrections (relative to time)
  - 9.1.5. Trenching
  - 9.1.6. Logging protocols

- 9.1.6.1. Geological
        - 9.1.6.2. Geometallurgical
        - 9.1.6.3. Geotechnical
        - 9.1.6.4. Geotechnical measurements
    - 9.1.7. Sampling and sample preparation
        - 9.1.7.1. Sampling method
        - 9.1.7.2. Sample intervals
        - 9.1.7.3. Sample recovery (core recovery or RC sample weights) – graph recovery and grade relationships
        - 9.1.7.4. Sample weight
        - 9.1.7.5. Sample preparation protocols (weights and specifications)
    - 9.1.8. Assaying
        - 9.1.8.1. Analytical methods for ore and deleterious elements
        - 9.1.8.2. Detection limits
        - 9.1.8.3. Analytical accuracy and precision
    - 9.1.9. Assay quality assurance and quality control
        - 9.1.9.1. Blanks, standards and duplicates submissions – frequency and protocol for preparation and submission
        - 9.1.9.2. Procedure for review and evaluation of accuracy and precision
        - 9.1.9.3. Protocol for identifying and correcting failures
        - 9.1.9.4. Check assay program and results
        - 9.1.9.5. Evaluation of QA-QC data collected for project
    - 9.1.10. Density measurements
        - 9.1.10.1. Measurement method
        - 9.1.10.2. Location and representiveness of ore and waste units
        - 9.1.10.3. Adequacy of measurements and proposed adjustments
    - 9.1.11. Topographic data and accuracy
    - 9.1.12. Database
        - 9.1.12.1. Database development and validation
        - 9.1.12.2. Database structure
        - 9.1.12.3. Database security
        - 9.1.12.4. Geological interpretations and assessment of ore controls
        - 9.1.12.5. Development of digital geological model to guide resource estimates
        - 9.1.12.6. Consideration of need for geometallurgical units and characterization of units
        - 9.1.12.7. Drill hole spacing and adequacy to support resource estimates and mine designs
        - 9.1.12.8. Exploration reclamation and consistency with permit requirements
    - 9.1.13. Risks
- 9.2. Resource Estimates
    - 9.2.1. Assessment of mining selectivity and choice of selective mining unit (SMU)
    - 9.2.2. Development of resource block model and model block size
    - 9.2.3. Compositing strategy
    - 9.2.4. Exploratory data analysis (evaluation of grade domains and statistical analysis of data)
        - 9.2.4.1. Histograms
        - 9.2.4.2. Scatter plots
        - 9.2.4.3. Variograms
        - 9.2.4.4. Box plots
        - 9.2.4.5. Contact plots (grade profiles)
        - 9.2.4.6. Metal ratios
    - 9.2.5. Assignment of geological, geotechnical and geometallurgical attributes to resource model blocks
    - 9.2.6. Assessment of need for grade capping or other methods of restricting high grade values that put metal at risk
    - 9.2.7. Use of domaining to control grade estimates (deterministic or probabilistic geological models or grade domains)
    - 9.2.8. Grade interpolation strategy (assignment of grade to model blocks)
    - 9.2.9. Assignment of density values to blocks

9.2.10. Incorporation of contact ore loss and dilution (if appropriate)
9.2.11. Resource classification (Measured, Indicated and Inferred)
9.2.12. Verification of grade interpolation
9.2.12.1. Inspection of run files
9.2.12.2. Manual verification of compositing, data selection and interpolation
9.2.12.3. Check of mineral inventory summaries
9.2.13. Validation of resource estimates, for instance:
9.2.13.1. Visual comparison of block grades to drill hole composite grades
9.2.13.2. Comparison to nearest-neighbor estimates
9.2.13.3. Comparison of grade-tonnage curves from nearest neighbor estimate adjusted for SMU
9.2.13.4. Evaluation of conditional bias
9.2.13.5. Risks

10. MINING

10.1. Basis of Evaluation
10.2. General Design Criteria
10.2.1. Site Description
10.2.2. Resource Description
10.2.3. Geotechnical Parameters
10.2.4. Hydrological Considerations
10.2.5. Economic Criteria
10.3. Cutoff grade calculations (including potential use of variable cutoffs)
10.4. Mining rate
10.5. Equipment selection
10.6. Equipment productivities
10.6.1. Physical availability
10.6.2. Use of availability
10.7. Equipment maintenance and replacement
10.7.1. Routine maintenance
10.7.2. Overhauls
10.7.3. Replacement
10.8. Major mine consumables
10.9. Mine designs - open pit mines
10.9.1. Pit design criteria
10.9.1.1. Metal prices
10.9.1.2. Geotechnical/hydrogeological support
10.9.1.3. Haul road width and gradient
10.9.1.4. Mining and metallurgical recovery
10.9.1.5. Operating costs
10.9.1.6. Net smelter returns, royalties and taxes
10.9.1.7. Criteria for maximizing pit value
10.10. Mine designs - underground mines
10.10.1. Optimization parameters
10.10.2. Mining methods
10.10.3. Dilution and recovery factors
10.10.4. Stope, access and ore pass designs
10.10.5. Geotechnical/hydrogeological support for designs
10.10.6. Development schedule
10.10.7. Backfill requirements and design
10.10.8. Access
10.11. Tabulation of Proven and Probable Reserves
10.12. Location of waste dumps
10.13. Dewatering
10.14. Production plan frequency
10.14.1. Monthly for year one

10.14.2. Quarterly for second year
10.14.3. Annual thereafter
10.15. Production plan components
10.15.1. Production phasing of ore and waste
10.15.2. Pre-production stripping
10.15.3. Haul cycles
10.15.4. Equipment schedule
10.16. Blast hole design and spacing
10.17. Mine geology and exploration
10.17.1. Grade control
10.17.2. Production drilling
10.18. Staffing
10.18.1. Operations, including geology and exploration
10.18.2. Maintenance
10.18.3. Technical and management
10.19. Risks

11. METALLURGY AND PROCESSING

11.1. Metallurgy
11.1.1. Characterization of ore types and metallurgical domains
11.1.2. Metallurgical test work
11.1.2.1. Ore and gange mineralogy
11.1.2.2. Comminution tests
11.1.2.3. Flotation tests
11.1.2.4. Leaching tests (CN, acid-soluble, etc)
11.1.2.5. Gravity tests
11.1.2.6. Metallurgical recovery
11.1.2.7. Deleterious elements (As, Bi, Tl, etc) and enrichment in concentrates
11.1.2.8. Tailings characterization
11.1.3. Interpretation of metallurgical test results
11.1.4. Geometallurgical models
11.2. Metallurgical Plant Design
11.2.1. Process design options
11.2.2. Flow Sheet and Specifications
11.2.2.1. Block Process Diagram
11.2.2.2. Process Flow Diagrams
11.2.2.3. Primary Mass Balance and Flows Diagram
11.2.2.4. Plant, Infrastructure and Tailings Site General Arrangements
11.2.2.5. Equipment Lists and Specifications
11.2.3. Primary and secondary crushing and grinding facilities
11.2.4. Recovery facilities (flotation, leaching, gravity, etc)
11.2.5. Concentrate dewatering and storage
11.2.6. Mine water treatment
11.2.7. Waste Evaluation
11.2.7.1. Classification of Waste Types
11.2.7.2. Recycling Program
11.2.7.3. Waste Sources and Rates
11.2.7.4. Treatment of Wastes
11.2.7.5. Waste Impacts
11.2.8. Tailings pumping and pipeline
11.2.9. Tailings technology selection
11.2.10. Tailings management system location and water reclaim system
11.2.11. Reagent requirements, mixing and distribution
11.2.12. Material balances
11.2.13. Analytical laboratory
11.2.14. Staffing

- 11.2.15. Process general facility arrangement drawings
- 11.2.16. HVAC
- 11.2.17. Piping
- 11.2.18. Electrical
- 11.2.19. Instrumentation
- 11.2.20. Equipment selection – major items
- 11.2.21. Equipment maintenance and replacement plan
  - 11.2.21.1. Routine maintenance
  - 11.2.21.2. Overhauls
  - 11.2.21.3. Replacement
- 11.2.22. Risks

12. GEOTECHNICAL

- 12.1. Geotechnical support for pit designs
  - 12.1.1. Geotechnical logging and core testing program
  - 12.1.2. Physical property measurements
  - 12.1.3. Characterization of faults, fracture systems and other structures
  - 12.1.4. Principal geotechnical units and characterization of units
  - 12.1.5. Pit slope designs
    - 12.1.5.1. Inter-ramp angles by sector
    - 12.1.5.2. Support and dewatering requirements
- 12.2. Geotechnical support for underground designs
  - 12.2.1. Geotechnical logging and core testing program
  - 12.2.2. Physical property measurements
  - 12.2.3. Characterization of faults, fracture systems and other structures
  - 12.2.4. Principal geotechnical units and characterization of units
  - 12.2.5. Evaluation of backfill options and backfill properties
  - 12.2.6. Identification of support options and requirements
- 12.3. Blasting requirements
- 12.4. Tailings management system facility design
- 12.5. Waste dumps slopes
- 12.6. Characterization of foundations for facilities
  - 12.6.1. Roads and pipelines
  - 12.6.2. Mill and concentrator
  - 12.6.3. Tailings
  - 12.6.4. Waste dumps
  - 12.6.5. Administration and ancillary facilities
  - 12.6.6. Identification of hazards for roads, pipelines and water courses
  - 12.6.7. Seismicity
  - 12.6.8. Risks

13. Hydrology

- 13.1. Climate and drainage basin characteristics
- 13.2. Ground water and surface water baseline data
- 13.3. Ground and surface water geochemistry
- 13.4. Dewatering requirements
- 13.5. Tailings and waste rock characterization (acid mine drainage, heavy metals, TDS etc.)
- 13.6. Water quality monitoring program design and management
- 13.7. Risks

14. INFRASTRUCTURE

- 14.1. Power and Energy Systems
- 14.2. Pipelines
- 14.3. Port Facilities
- 14.4. Railroads and Shipping

- 14.5. Access Roads
- 14.6. Mine Security
- 14.7. Water and Wastewater Systems
- 14.8. Waste Disposal Facilities
- 14.9. Communications and Information Management Systems
- 14.10. Hospital and Medical Facilities
- 14.11. Site Utilities and Support Systems
  - 14.11.1. Electrical Substations and Power Distribution
  - 14.11.2. Raw Material Stockpiles and Handling
  - 14.11.3. Fuel Storage and Distribution
  - 14.11.4. Fresh Water Storage, Treatment and Distribution
  - 14.11.5. Process Water Intake, Treatment and Distribution
  - 14.11.6. Waste Management
  - 14.11.7. Fire Protection
  - 14.11.8. Medical
  - 14.11.9. Communications/IT Systems
  - 14.11.10. Management Information Systems
  - 14.11.11. Mobile Equipment
  - 14.11.12. Housing

15. PROJECT EXECUTION PLAN

- 15.1. Scope and Project Approach
- 15.2. Work Breakdown Structure (WBS)
- 15.3. Cost Management
- 15.4. Planning and Scheduling
- 15.5. Engineering
- 15.6. Procurement and Contracts
- 15.7. Construction
- 15.8. Commissioning
- 15.9. Ramp up and Handover
- 15.10. Project Closure
- 15.11. Occupational Health, Hygiene, Safety and Security
- 15.12. Environmental
- 15.13. Risk Management
- 15.14. Quality
- 15.15. Technology and Expertise
- 15.16. Communications
- 15.17. Financial Administration
- 15.18. Project Functions
- 15.19. Project Organization

16. OPERATIONS PLAN

- 16.1. Organization
- 16.2. Human Resources
- 16.3. Conditions of Employment
- 16.4. Supply and Logistics
- 16.5. Sales and Marketing
- 16.6. Environment, Health and Safety
- 16.7. Operating Cycles
- 16.8. Projects Controls

17. OPERATING COSTS (OPEX)

- 17.1. Scope and Methodology
- 17.2. Codes and Areas of Accounts

- 17.2.1. Fixed Labor Costs
- 17.2.2. Fixed Overhead Costs
  - 17.2.2.1. Labor
  - 17.2.2.2. G&A
  - 17.2.2.3. Management
  - 17.2.2.4. Expatriate Costs
- 17.2.3. Variable Operating Costs
  - 17.2.3.1. Raw Materials
  - 17.2.3.2. Chemicals and Reagents
  - 17.2.3.3. Power and Water
  - 17.2.3.4. Fuel and Petroleum
  - 17.2.3.5. Operating and Maintenance Consumables
  - 17.2.3.6. Product Transportation and Insurance
- 17.2.4. Contingency Allowance
- 17.2.5. Working Capital and Sustaining Capital
- 17.2.6. Post Operational Acceptance Costs

17.3. Mining
- 17.3.1. Fuel and power
- 17.3.2. Labor
- 17.3.3. Maintenance and spares
- 17.3.4. Miscellaneous

17.4. Processing
- 17.4.1. Labor
- 17.4.2. Power
- 17.4.3. Consumables
- 17.4.4. Maintenance and spares
- 17.4.5. Miscellaneous

17.5. Concentrate shipping

17.6. Smelting and refining

17.7. Administration
- 17.7.1. General
- 17.7.2. Labor
- 17.7.3. Electrical power
- 17.7.4. Living facilities
- 17.7.5. Concessions
- 17.7.6. Maintenance
- 17.7.7. Insurance

17.8. Community

17.9. Environmental

17.10. Reclamation

17.11. Accuracy Assessment

17.12. Risks

18. CAPITAL COSTS (CAPEX)

18.1. Scope and Methodology

18.2. Codes and Areas of Accounts
- 18.2.1. Direct Costs
  - 18.2.1.1. Mine
  - 18.2.1.2. Preproduction Stripping
  - 18.2.1.3. Processing
  - 18.2.1.4. Tailings
  - 18.2.1.5. Infrastructure
- 18.2.2. Indirect Field Costs
- 18.2.3. Engineering
- 18.2.4. Project Management

18.2.5. Equipment and Construction
18.2.6. Construction Management
18.2.7. Owner's Expenses
18.2.8. Contingency Allowance
18.2.9. Escalation Allowance
18.2.10. Currency Allowance
18.2.11. Commissioning and Start-up
18.2.12. Initial fill up of reagents and consumables
18.2.13. Working Capital and Sustaining Capital
18.2.14. Capitalized Interest
18.3. Accuracy Assessment

19. MARKETING
19.1. Product Specification
19.2. Supply and Demand Forecast
19.3. Marketing Strategy
19.4. Pricing Strategy and Basis
19.5. Customers
19.6. Marketing Contacts and Contracts
19.7. Revenue Forecasts
19.8. Marketing Resources and Organization
19.9. Product Shipping, Storage and Distribution
19.10. Competitor Analysis

20. RISK ASSESSMENT AND MANAGEMENT
20.1. Investment Risks
20.2. Business Risks
20.3. Project Risks
20.4. Economic and Financial Risks
20.5. Schedule Risks
20.6. Benchmarking
20.7. Peer Reviews
20.8. Mitigation

21. FINANCIAL EVALUATION
21.1. Economic Evaluation Parameters and Input
21.1.1. Financial basis (current or constant dollars)
21.1.2. Exchange Rates
21.1.3. Financing Options
21.1.4. Tax Basis
21.1.5. Technical Risk Factors
21.1.6. Inflation and Escalation of Costs
21.2. Input Parameters
21.2.1. Metal Prices
21.2.2. Net Smelter Return
21.2.3. Production Schedule
21.2.4. Operating Costs
21.2.5. Capital Costs
21.2.6. Royalties
21.2.7. Taxes
21.2.8. Other Cash Items
21.3. Project Returns and Business Unit Financial Impacts
21.3.1. Internal Rate of Return (IRR)

21.3.2. Return on Equity (ROE)
21.3.3. Return on Net Assets (RONA)
21.3.4. Free Cash Flow (FCF)
21.3.5. Net Asset Value
21.3.6. Capital Efficiency and Capitalized Interest
21.3.7. Sensitivity Analysis
21.3.7.1. Commodity Prices
21.3.7.2. Metallurgical Recovery
21.3.7.3. Capital Costs
21.3.7.4. Operating Costs
21.3.7.5. Project Life
21.3.7.6. Currency Exchange Rates
21.3.7.7. Country Tax Regime
21.4. Summary of Financial Model
21.5. Financial Risks
21.6. Other Tax Considerations (holidays, potential incentives)
21.7. Project Financial Controls

22. FUTURE WORK PLAN

22.1. Scope
22.2. Scope Execution Plan and Resources Required
22.3. Budget
22.4. Schedule
22.5. Test Work
22.6. Risk Analysis
22.7. Technology and Pilot Plant

LIST OF FIGURES

LIST OF TABLES

LIST OF MAPS

LIST OF REFERENCE REPORTS

SAMPLE APPENDICES

A. Key Process Assumptions
B. Metallurgical Test Work
C. Process Design Criteria
D. Process Flow sheets
E. Environmental Design Basis
F. Mechanical Equipment List
G. General Arrangement Drawings
H. Site Plan
I. Electrical Drawings
J. Process and Instrumentation Diagrams
K. Capital Cost Spreadsheets
L. Operating Cost Spreadsheets
M. Engineering Calculations
N. Geology and Resource Estimates
O. Mining

P. Schedule
Q. Authority Matrix
R. Infrastructure
S. Risk Management